82- SUBMISSIONS FACING

02042477

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME U.S. Commercial Corp., S.A. de C.V.

*CURRENT ADDRESS Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
México, Distrito Federal
11520

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 34669 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien

DATE : 7/3/02

RECEIVED
FEB 8 2002
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

U.S. COMMERCIAL CORP., S.A. de C.V.

Initial Submission pursuant to Rule 12g3-2(b)

Exhibits A through L

EXHIBIT A

Annual Reports (none)

EXHIBIT B

Interim Reports (none)

EXHIBIT C

Minutes of the October 1, 2001 Board of Directors Meeting of Grupo Carso which called for an Extraordinary General Shareholders' Meeting to be held on November 21, 2001

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF GRUPO CARSO, S.A. DE C.V., HELD ON OCTOBER 1, 2001

In Mexico City, Federal District, at 14:00 hours on October 1, 2001, in the building located at Av. Paseo de las Palmas No. 740, Col. Lomas de Chapultepec, the following Directors met in order to hold a meeting of the Board of Directors of GRUPO CARSO, S.A. DE C.V., of which all members of the Board of Directors and the Company's Shareholders Representatives were duly notified: Mr. Carlos Slim Helú; Carlos Slim Domit, Esq.; Mr. Antonio Cosía Ariño: Mr. Jaime Chico Pardo; Mr. Claudio X. González Laporte; Rafael Moisés Kalach Mizrahi, C.P.A.; José Kuri Harfush, Esq.; Juan Antonio Pérez Simón, C.P.A.; Agustín Santamarina Vázquez, Esq.; Patrick Slim Domit, Esq.; Mr. Maximiliano Becker Arreola; Arturo Elías Ayub, Esq.; Humberto Gutiérrez Olvera Z., C.P.A..; Carlos Hajj Aboumrad, Esq.; Daniel Hajj Aboumrad, Esq.; Marco Antonio Slim Domit, Esq. and Eduardo Valdés Acra, Esq. Also present were Ernesto González Dávila, C.P.A., Shareholders Representative, and Sergio F. Medina Noriega, Esq., Secretary of the Board of Directors.

Mr. Carlos Slim Domit chaired the meeting and Sergio F. Medina Noriega, Esq., acted as Secretary, in their respective capacities as Chairman and Secretary of the Board of Directors.

The legal and bylaw requirements to hold this meeting having been met and the existence of the quorum required for it to be held having been proved, the Chairman declared the meeting legal, in which the items to be dealt with are contained in the following Order of the Day, which was unanimously approved by the Directors present:

ORDER OF THE DAY

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.
II. FINANCIAL STATEMENTS AT AUGUST 31, 2001. RESOLUTIONS IN THIS REGARD.
III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.
IV. VARIOUS MATTERS. RESOLUTIONS IN THIS REGARD.
   IV.1 Proposal to perform, if appropriate, a divestiture from Grupo Carso, S.A. de C.V., and to call a Special General Meeting of Shareholders of the Company. Resolutions in this regard.

Thereafter, the points of the Order of the Day were dealt with as follows:

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.

When dealing with point I of the Order of the Day, the Directors decided to approve the text of the minutes prepared based on the meeting of the Board of Directors held on September 3, 2001, under the terms of the copy thereof that was distributed to them prior to the date of the present meeting.

II. FINANCIAL STATEMENTS AT AUGUST 31, 2001. RESOLUTIONS IN THIS REGARD.

Now dealing with point II of the Order of the Day, the consolidated and unconsolidated financial statements of GRUPO CARSO, S.A. DE C.V. at August 31, 2001 were presented to the Board of Directors, comprised of the statements of financial position, of results and of changes to the financial position, which include:

a) An analysis of available assets.
b) The summary of important data from subsidiaries, which includes sales figures from August 2001.
c) The consolidated statement of investments in securities.

A copy of those documents is added to the file of these minutes.

Matters related to the preliminary comparative sales figures for September 2001 and net debt were also dealt with.

The Directors took due note of the information that was presented to them when discussing this point of the Order of the Day; they commented on data relevant thereto, and they proceeded to approve, unanimously, the financial statements in reference.

III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.

When discussing point III of the Order of the Day, important matters on the progress of the Company were explained and, thereafter, matters related to the results and operations of the Group's subsidiary companies were dealt with, and the following was noted:

With respect to Grupo Condumex, S.A. de C.V., the status of its sales and the short-term sales forecasts. With respect to Industrias Nacobre, S.A. de C.V. and Grupo Aluminio, S.A. de C.V., the possible sale of the aluminum ingots plant. With respect to Empresas Frisco, S.A. de C.V., the plan to sell its interest in Química Flúor, S.A. de C.V., as well as the possibility of fully suspending the operations of the San Felipe mine and the analysis that will be performed to determine what measures it is appropriate to take with respect to the situation that the Tayahua mine is currently in. With respect to Cigarros La Tabacalera Mexicana, S.A. de C.V., the prices and costs of cigarettes. With respect to Grupo Sanborns, S.A. de C.V., the sales achieved by Sears Roebuck de México, S.A. de C.V., the results from CompUSA's expense reduction and the mediation meeting that will soon be held in the U.S., to try to reach an agreement between the parties in the suit derived from the acquisition of CompUSA's stock.

IV. VARIOUS MATTERS. RESOLUTIONS IN THIS REGARD.

With respect to point IV of the Order of the Day, the Directors proceeded to deal with the following matters:

IV.1 Proposal to perform, if appropriate, a divestiture from Grupo Carso, S.A. de C.V., and to call a Special General Meeting of Shareholders of the Company. Resolutions in this regard.

With respect to the process started by Grupo Carso, S.A. de C.V. and its subsidiary company Grupo Sanborns, S.A. de C.V., for the separation of the stock representing 51% of CompUSA's share capital, which Grupo Sanborns, S.A. de C.V. indirectly holds, the Board of Directors unanimously adopted the following:

RESOLUTIONS

IV.1.1 It is resolved to call the shareholders of Grupo Carso, S.A. de C.V. to the Special General Meeting of Shareholders that will be held on November 21, 2001, at 13:30 hours, at Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, Mexico, F.D., to deal with the matters contained in the following **ORDER OF THE DAY: I.** If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub

of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard. **II**. If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard. **III**. Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard.

IV.1.2 Approval is given to submit for the consideration of the Special General Meeting of Shareholders, representing the Board of Directors, the respective proposals for the divestiture of the Company, and the corresponding modification of Clause Sixth of the corporate bylaws; all this under the terms which in this regard were stated to the Board itself in the present meeting; and approval is also given to propose the adoption of all such resolutions as are derived from or related to the matters that will be dealt with in the Meeting.

IV.1.3 Authorization is hereafter given, for all appropriate purposes, for the Chairman or Secretary of the Board of Directors, indistinctly, to sign the notifications of background, to whom the broadest authorities as are necessary to that end are granted, and at the appropriate time for them to be published in one or more of the wide-circulation newspapers in Mexico City, F.D., under the terms of the copy of such notification which is attached to the file of this meeting.

In virtue of the fact that the Directors state that they have no other matters to deal with, the meeting was adjourned. Signed by the Chairman and the Shareholders Representative, pursuant to the stipulations of the last paragraph of Article Twenty-Eighth of the corporate bylaws, for all appropriate effects.

Chairman | Secretary

Carlos Slim Domit, Esq. | Sergio F. Medina Noriega, Esq.

Shareholders Representative

Ernesto González Dávila, C.P.A.

EXHIBIT D

Minutes of the November 21, 2001 Extraordinary General Shareholders' Meeting of Grupo Carso which approved the Spin-off

MINUTES OF THE SPECIAL GENERAL MEETING OF SHAREHOLDERS OF GRUPO CARSO, S.A. DE C.V.
NOVEMBER 21, 2001

In view of the notification published in the newspapers "*Excélsior*," "*El Universal*" and "*El Financiero*," in this City, on November 5, 2001, copies of whose appropriate parts are also added to the appendix of these minutes, to form an integral part hereof, and in order to hold a Special General Meeting of Shareholders, the persons whose names, the capacities in which they attend and the shares they represent appear on the Attendance List, duly signed by the attendees of this Meeting, met in Mexico City, Federal District, the registered address of Grupo Carso, S.A. de C.V., at 13:30 hours on November 21, 2001, at the property located at Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, [which List] is supplemented by the documentation that proves their respective legal agencies and the number of shares with which each of them appears, [which] is also added to the appendix of these minutes forming an integral part hereof, .

Carlos Slim Domit, Èsq., Chairman of the Board of Directors acted as Chairman of this Meting, and Sergio F. Medina Noriega, Esq., acted as secretary in his capacity as Secretary of the Board itself. Also present was Walter Fraschetto Valdés, Certified Public Accountant and Alternate Shareholders Representative acting in this meeting, in the absence of the Company's Shareholders Representative.

The Chairman, in exercise of the authority which in this regard is granted to him by Article Nineteenth of the corporate bylaws, named Gerardo Camargo Robles, C.P.A. and Mr. Guillermo Robles Gil Orvañanos as inspectors who, having accepted their positions, in the performance thereof proceeded to prepare the attendance list, as well as to review the evidence which proves the number of shares which each shareholder represents in this Meeting and the documentation by which the proxies who appeared at the meeting proved their respective agencies and authorities.

Once the foregoing was performed, the inspectors reported and certified that 864,944,944 shares, that is, 97.157% of the 890,250,000 outstanding shares that currently comprise the Company's subscribed and paid-in Capital were duly represented in the Meeting, for which reason, having proved that the quorum exists to hold this meeting, the Chairman, based on Article Sixteenth of the corporate bylaws, called the Meeting legally to order, which declaration was unanimously approved by the shareholders present or represented in this meeting.

Thereafter, and pursuant to the stipulations of paragraph c) of Section VI of Article 14 Sub 3 of the Stock Market Law, the Secretary notified the Meeting that he had ensured that the Company had made available to stock brokers who proved that they were the representatives of shareholders of Grupo Carso, S.A. de C.V. during the period cited in Article 173 of the Commercial Companies Law, the proxy forms which were prepared by the Company itself, which met the requirements stipulated in the section in reference and, furthermore, he read the Order of the Day contained in the Notification published to hold this Meeting, the text of which is as follows:

ORDER OF THE DAY

I. **If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard.**

II. **If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard.**

III. **Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard.**

Thereafter, the matters contained in the Order of the Day were dealt with , in the following manner:

I. If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub

of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard. When dealing with Point I of the Order of the Day, the Chairman explained and submitted for the consideration of the Meeting a proposal from the Company's Board of Directors to perform a divestiture from Grupo Carso, S.A. de C.V., with it subsisting as divesting company, which would contribute *en bloc* part of its assets, liabilities and capital to a divested company which would result from the divestiture, which would preferably be called U.S. Commercial Corp., S.A. de C.V., based on the Company's audited financial statements at December 31, 2000 and the general pro-forma Balance Sheet at June 30, 2001, taking the divestiture into consideration; all this subject to and conditioned on obtaining the respective approval from the corresponding authorities.

In this regard, it was noted that this proposal to divest the Company corresponds to the process started by Grupo Carso, S.A. de C.V. and its subsidiary company Grupo Sanborns, S.A. de C.V., for the separation of stock representing 51% of the share capital of CompUSA, Inc., of which Grupo Sanborns, S.A. de C.V. is indirect holder, stating that it is planned, in general, that the company which if appropriate results from the proposed divestiture which, as indicated, would preferably be called U.S. Commercial Corp., S.A. de C.V., at the appropriate time would merge , as the merging company, with Tenedora U.S., S.A. de C.V., as the merged company, which company results from the divestiture from Grupo Sanborns, S.A. de C.V. which had already been approved by the Special Meeting of Shareholders of such subsidiary, so that at the end of the process U.S. Commercial Corp., S.A. de C.V. would have indirect control of the capital of CompUSA, Inc., and an amount in cash in national currency equivalent to an amount on the order of 200 million dollars, the purpose of which holding company would be to operate and invest in businesses in the American commercial sector, and which would be traded on the Mexican stock market independently of Grupo Carso, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.

Thereafter, the terms of the proposal in reference and the financial statements and pro-forma general Balance Sheet contained therein were explained in detail, and the present matter being placed for discussion, the Meeting unanimously adopted the following:

RESOLUTIONS

"**I.1.** It is resolved to approve, based on Article 228 Sub of the General Commercial Companies law, a divestiture from Grupo Carso, S.A. de C.V., as divesting company which, without extinguishing, will contribute *en bloc* part of its assets, liabilities and capital to a new divested company which will result from the divestiture and which will be called U.S. Commercial Corp., S.A. de C.V.; all subject to and conditioned on approval by the corresponding authorities. The divestiture shall take place pursuant to the following stipulations:

"**1.** The divestiture shall take place based on the audited financial statements of Grupo Carso, S.A. de C.V. at December 31, 2000, which are attached to the appendix of the present meeting as Appendix "A", as well as the pro-forma general Balance Sheet at June 30, 2001 and its attached notes which form an integral part thereof, which are also added to the appendix of the present minutes in the document which is identified as Appendix "B", which appendices form an integral part hereof. The summary of the pro-forma general Balance Sheet in reference, which is deemed herein reproduced as if inserted textually, is as follows: Figures for GRUPO CARSO, S.A. DE C.V., prior to the divestiture (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $27,311,806 National Currency; Liabilities $3,401,563 National Currency; and Shareholders' Equity $23,910,243 National Currency. Figures for U.S. COMMERCIAL CORP., S.A. DE C.V., assuming the divestiture had taken place on June 30, 2001: (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $5,153,580 National Currency; Liabilities $3,249 National Currency; and Shareholders' Equity $5,150,331 National Currency. Figures for GRUPO CARSO, S.A. DE C.V. after the divestiture, (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $22,158,226 National Currency; Liabilities $3,398,314 National Currency; and Shareholders' Equity $18,759,912 National Currency.

"The pro-forma general Balance Sheet figures will be corrected and adjusted, as appropriate, to such amounts as are shown on the date the divestiture occurs.

"**2.** As a result of the divestiture part of the assets, liabilities and shareholders' equity of Grupo Carso, S.A. de C.V. in its capacity as divesting company, shall be contributed *en bloc* to U.S. Commercial Corp., S.A. de C.V. at the time the latter is established, in the manner and under the terms indicated below:

"**(i)** Part of the assets in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,153,580 National Currency, assuming that the divestiture had occurred on June 30, 2001. In this regard the following shall be transferred to such divested company: a) the rights to ownership and all other rights on all the shares belonging to Grupo Carso, S.A. de C.V. in the share capital of Tenedora U.S., S.A. de C.V. which, in turn, shall indirectly be the holder of 51% of the

shares representing the share capital of CompUSA, Inc.; the foregoing conditioned on the company resulting from the divestiture from Grupo Sanborns, S.A. de C.V. which was approved prior to the present Meeting, that is Tenedora U.S., S.A. de C.V., is established; and b) a cash amount equivalent to an amount on the order of 150 million dollars. The aforementioned transfers of blocks of capital shall be adjusted, if appropriate, to the amount, characteristics and legal nature of the existing assets and rights when the divestiture occurs.

"**(ii)** Part of shareholders' liabilities in the amount of (thousands of pesos with purchasing power at June 30, 2001) $3,249 National Currency, corresponding to: "Accounts payable and accumulated liabilities."

"**(iii)** Part of shareholders' equity in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,150,331 National Currency, corresponding to the following items: "Paid-In Share Capital," "Correction of Paid-In Share Capital," "Premium Over Par," "Reserve for Repurchase of Own Shares" and "Retained Earnings."

"The asset, liability and shareholders' equity figures will be transferred to the divested company, corrected and adjusted, as the case may be, to the amounts effectively shown on the date on which the corresponding transfer takes place.

"If as a result of the divestiture any impediment exists, whether regulatory, legal or of another nature, to transfer any of the assets to the divested company, the assets in question may not be transferred and, as a result, may remain with the divesting company.

"Subject to such adjustments as may be appropriate, the cumulative after-tax earnings account and capital contribution account of Grupo Carso, S.A. de C.V. will be transferred to U.S. Commercial Corp., S.A. de C.V., in the same proportion as the share capital is divided into, and no amount whatsoever will be transferred to the cumulative reinvested after-tax earnings account.

"**3.** Grupo Carso, S.A. de C.V. will continue to operate under its current name, purpose and regulatory scheme, and such modifications to Article Sixth as this Meeting resolves when dealing with point II of the Order of the Day shall be included in the corporate bylaws.

"**4.** The amount of Grupo Carso, S.A. de C.V.'s minimum fixed capital is currently established in Article Sixth of the corporate bylaws at $1,398,108,525.30 National Currency, and is represented by 915,000,00 Series A-1 common registered shares with no par value, of which 24,750,000 are currently treasury shares, for the purposes of Article 14 Sub 3.I of the Stock Market Law. When the *en bloc* contribution which the divesting company shall make to the divested

company shall make to the divested company as a result of the divestiture is made, the minimum fixed capital of Grupo Carso, S.A. de C.V., which at the appropriate time will be added to its corporate bylaws, shall be $1,058,035,525.30 National Currency, and will continue to be represented by the aforementioned 915,000,000 shares. The minimum fixed capital with which U.S. Commercial Corp., S.A. de C.V. shall be established shall be $340,073,000.00 National Currency, shall be fully paid in, and shall be represented by 915,000,000 Series "B-1" common registered shares with no par value, fully subscribed and paid-in, of which, when established, the divested company shall have a total of 24,750,000 Series B-1 Treasury shares, for placement thereof under the terms of Article 14 Sub 3.I of the Stock Market Law, or for such other purposes as determined by the Board of Directors of such Company.

"**5.** The divested company shall be the universal cause holder of the estate which the divesting company shall contribute to it *en bloc*. The divested company shall exclusively assume such obligations as are transferred to it in virtue of the divestiture. If the divested company does not comply with any of the obligations assumed by it in virtue of the divestiture, to the extent possible the stipulations of paragraph d) of Article 228 Sub of the General Commercial Companies Law shall be followed.

"**6.** The draft corporate bylaws which shall govern U.S. Commercial Corp., S.A. de C.V. are approved in the form and under the terms under which they were submitted for the consideration of the present Meeting, in a document identified as Appendix "C", as well as the transitional and supplementary stipulations which shall form part of the articles of incorporation which re also contained in such document, which is added to the appendix of the minutes of the present Meeting to form part hereof, which appendix is deemed fully reproduced herein as if inserted textually.

"**7.** After the divested company is established the respective persons whose names and positions are also included to that end in the aforementioned Appendix "C" shall be named Directors, Shareholders Representatives, Officers of the Board of Directors and Agents of U.S. Commercial Corp., S.A. de C.V., and such other transitional or supplementary stipulations as are necessary or convenient shall be stipulated in the articles of incorporation.

"**8.** Each of the shareholders of the divesting company shall initially have a proportion of the share capital of the divested company, equal to that of which it is owner in the divesting company.

"The outstanding securities representing the paid-in share capital of Grupo Carso, S.A. de C.V., with No. 8 and subsequent coupons attached, shall be exchanged and cancelled taking into consideration therefor the applicable resolutions of this Meeting. Such securities shall be exchanged for such provisional certificates or share certificates as the divesting company and the divested company

issue at the appropriate time to represent the shares comprising their respective share capital resulting from the divestiture. When the stock transactions approved by this Meeting related to the exchange derived from the divestiture occur, in the end the shareholders shall have a right to have delivered to them in exchange for each share of Grupo Carso, S.A. de C.V. which they hold, of those covered by currently outstanding securities: a) one Series "A-1" common registered share with no par value, fully paid in, with No. 8 and subsequent coupons, corresponding to the paid-in share capital which Grupo Carso, S.A. de C.V. shall have when its divestiture occurs; and b) one Series "B-1" common registered share with no par value, fully paid in, with No. 1 and subsequent coupons, corresponding to the paid-in share capital of U.S. Commercial Corp., S.A. de C.V. The delivery of the corresponding shares shall be executed from the date and under the terms of which shareholders shall be notified through a notification which shall be published at the appropriate times in one or several wide-circulation newspapers in Mexico City, F.D.

"**9.** The divestiture resolution shall be notarized before a notary public and recorded in the Public Commercial Registry. Likewise, an extract of such resolution shall be published in the Official Journal of the Federation and in at least one wide-circulation newspaper of the divesting company's domicile, clearly indicating that the full text shall be available to partners and creditors at the registered address of the divesting company for a forty-five calendar day period calculated from the date the recording and the publications in reference take place.

"**10.** This Meeting establishes that the divestiture shall take effect for the divesting company and the divested companies, and with respect to their respective shareholders, as well as for such accounting and tax purposes as are applicable, from the date on which the divested company's articles of incorporate are executed before a notary public whereas, pursuant to the stipulations in this regard of Article 228 Sub of the Commercial Companies Law, the divestiture shall take full effect once the forty-five calendar day period stipulated by such Article elapses, without any challenge among those stipulated in that same precept being filed, and in the latter case, the corresponding effects shall be retroactive to the date of the divested company's articles of incorporation.

"It is resolved that, as appropriate, the requirements established in number 9 of the present resolution I.1, as well as any other acts required or convenient to implement the approved divestiture, shall be performed immediately."

"**I.2**. The financial statements of Grupo Carso, S.A. de C.V. at December 31, 2000, audited by the firm of certified public accountants Ruiz Urquiza y Cía., S.C., and the general pro-forma Balance Sheet

at June 30, 2001, and its attached notes which form an integral part thereof, are approved for them to serve as a basis to perform the divestiture approved when dealing with the present point of the Order of the Day."

"**I.3** The following is agreed for the purposes of the exchange of shares:

"i) First perform a split of the outstanding shares, through the issuance of four new shares for each of the divesting company's current shares, without therefor increasing share capital, which shares, for the purposes of these resolutions, shall replace and nullify currently outstanding shares, of which shareholders shall receive in exchange four new shares of those resulting from that stock split, of the same Series and Class as those outstanding, for each of the current shares they own;

"ii) As a result of the divestiture the shareholders of the divesting company shall have a right, for each four shares of those resulting from the stock split cited in resolution (i), one share of the divested company and three shares of the divesting company;

"iii) Subsequently, perform a restructuring of the shares into which the share capital of the divesting company will be divided as a result of the provisions of resolution ii), through a reverse split, through the exchange of one new share for every three of the shares cited in the initial part of the present resolution, without reducing share capital for this purpose, so that at the end one share of the divesting company of those which are outstanding prior to the date hereof are exchanged for one new share of the divesting company and one share of the divested company; and

"iv) The stock transactions cited in resolutions i), ii) and iii) shall take effect in the order indicated and shall occur in one single act, upon effecting the final exchange of currently outstanding securities representing the share capital of Grupo Carso, S.A. de C.V., with No. 8 and subsequent coupons attached, for one share of the divesting company and one share of the divested company, as established in resolution I.1 of this divestiture."

"**I.4** It is expressly established that the terms of all the powers of attorney which Grupo Carso, S.A. de C.V. has granted prior to the date on which the divestiture takes place, and are currently in effect, shall subsist until such time as the divesting company itself does not subsequently modify, limit or revoke them."

"**I.5** Grupo Carso, S.A. de C.V.'s current fiscal and tax year shall end on December 31, 2001, pursuant to the stipulations of the current corporate bylaws, whereas the divested company U.S. Commercial Corp., S.A. de C.V. shall begin an irregular fiscal and tax year on the day its activist start, pursuant to the stipulations in this regard of the applicable legal provisions."

"**I.6** It is resolved that Grupo Carso, S.A. de C.V., if appropriate, shall release the members of the Board of Directors, the Officers of the Company's Board of Directors, its agents and delegates of this meeting from any liability and shall be obligated to indemnify and save them harmless, from any act in which they have been involved or in which they might be involved during the analysis, structuring and approval and performance of the divestiture approved in the present Meeting."

"**I.7** The Board of Directors or any of the Delegates of this Meeting who are designated when dealing with point III of the Order of the Day, indistinctly shall have the broadest authorities, once U.S. Commercial Corp., S.A. de C.V. is established, to determine the date on which the exchange of shares stipulated in the present Resolutions takes place."

II. If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard.
With respect to point II of the Order of the Day, a proposal to modify Article Sixth of the corporate bylaws was submitted for the consideration of the Meeting, in order to place in the text thereof the amount of the minimum fixed capital that will result from the divestiture which was approved when dealing with point I of this Meeting's Order of the Day.

Thereafter, and pursuant to the aforementioned proposal, which was submitted for the consideration of shareholders, the Meeting unanimously adopted the following:

RESOLUTIONS

"**II.1** It is resolved to modify Article Sixth of the corporate bylaws to place in the text thereof the amount of minimum fixed capital that will result from the divestiture approved in point I of the present Meeting's Order of the Day, whose text, from the time the divestiture in reference takes place, shall be as follows:

"ARTICLE SIXTH. The Company's capital is Variable. The minimum fixed capital without a right of withdrawal is $1,058,035,525.30 (one billion fifty-eight million thirty-five thousand five hundred twenty-five pesos and 30/100 National Currency), represented by 915,000,000 Series A-1 ordinary registered shares with no par value, fully paid in. The amount of the

variable portion of the share capital may not exceed ten times the amount of the minimum fixed capital without a right of withdrawal and shall be represented by such Series A-2 common registered shares with no par value as the General Meeting of Shareholders orders the issuance of."

"**II.2** It is evidenced that on the date of the present Meeting there is a total of 24,750,000 Series A-1 shares in the Company's Treasury, for their re-placement pursuant to the terms of Article 14 Sub 3.I of the Stock Market law.

III. Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard. With respect to point III of the Order of the Day, and after the deliberation corresponding to the matter to which it is related, the Meeting unanimously adopted the following:

RESOLUTIONS

"**III.1** It is resolved to name as delegates of this Meeting Carlos Slim Domit, Esq.; Humberto Gutiérrez-Olvera Zubizarreta, C.P.A.; Eduardo Valdés Acra, Esq.; Quintín H. Botas Hernández, C.P.A.; Sergio F. Medina Noriega, Esq.; Alejandro Archundia Becerra, Esq.; and Laura Montes Bracchini, Esq."

"**III.2** The named delegates shall have the broadest authorities, as necessary or convenient, to:

"**a)** Appear before a Notary Public of their choice, to notarize the present minutes in whole or in part, in one or several instruments, and so that they or such person or persons as they designate, may process such registrations in the Public Commercial Registry as are appropriate;

"**b)** Appear before a Notary Public of their choice in order to legally formalize the divested company, notarize its corporate bylaws to that end, grant transitional and supplementary stipulations to the divested company's articles of incorporation, and to execute any other additional stipulations or clauses as are necessary or convenient with respect to the establishment of the divested company, and to perform all acts, of any nature, which are required or appropriate in relation to the foregoing;

"**c)** To make such modifications, changes, additions and adjustments as they deem necessary or convenient for the present minutes;

“**d)** Prepare and publish such notification or notifications as they deem appropriate with respect to the resolutions adopted by the Meeting;

“**e)** To issue certificates of these minutes, of any of the parts and appendices hereof; and

“**f)** To perform any acts or actions which are required for the resolutions of the Meeting to be duly and fully executed and formalized.

In exercise of their authorities any of the designated Delegates may individually act indistinctly.

There being no other matter to deal with, the minutes of the Meeting were read and submitted for the consideration of shareholders, who unanimously proceeded to approve them in the present terms, and the meeting was adjourned at 14:00 hours, it being evidenced that the shareholders or their representatives, as the case may be, were present from the start to the end thereof. Signed by the Chairman, the Secretary and the Shareholders Representative, pursuant to the stipulations of Article Nineteenth of the corporate bylaws, and for all appropriate effects.

Chairman	**Secretary**
Carlos Slim Domit, Esq.	**Sergio F. Medina Noriega**

Shareholders Representative

Walter Fraschetto Valdés, C.P.A.

EXHIBIT E

Financial Statements of Grupo Carso as of and for the year ended December 31, 2000 made available to shareholders as of November 21, 2001

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)
Ruiz, Urquiza y Cia., S. C. / Arthur Andersen

Mexico, D.F.

To the Stockholders of
Grupo Carso, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of certain consolidated subsidiaries, which reflect total assets and total net revenues of approximately 36% and 24%, respectively, of the related consolidated totals, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Note 4, beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4, "Accounting for Income Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants. Consequently, a long-term deferred income tax, asset tax and employee profit sharing liability is recognized, based on the net cumulative effect of temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred liability of $6,212,030,000 through a charge to stockholders' equity. The income tax and employee profit sharing provisions increased by $900,633,000 and $136,340,000, respectively, due to the deferred effects of the year.

In our opinion, based on our audits and the reports of other auditors referred to in the first paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Arthur Andersen

March 30, 2001 (except aforementioned in Note 24 (b),
as to which the date is April 6, 2001)

Expressed in thousands of Mexican pesos with purchasing power as of that date

Assets		
Current assets:		
Cash and marketable securities	$	4,852,675
Accounts receivable, net		11,665,982
Inventories, net		15,839,967
Guarantee of discounted portfolio		535,178
Prepaid expenses		382,517
Total current assets		33,276,319
Long-term accounts receivable		142,680
Property, plant and equipment, net		34,981,700
Investment in associated companies and unconsolidated real estate trust		2,313,501
Concession titles		2,136,215
Other assets, net		1,317,818
Goodwill, net		10,653,881
	$	84,822,114

Liabilities and stockholders' equity	
Current liabilities:	
Bank loans and current portion of long-term debt	$ 14,786,795
Accounts payable to suppliers	8,811,249
Contingent liability for discounted portfolio	200,000
Other accounts payable and accrued liabilities	4,716,372
Excise taxes	515,700
Income taxes	156,657
Employee profit sharing	343,831
Total current liabilities	29,530,604
Long-term debt	13,534,213
Deferred income	96,475
Long-term taxes	237,515
Deferred income taxes and employee profit sharing	8,380,225
Negative goodwill, net	461,971
Total liabilities	52,241,003
Stockholders' equity:	
Capital stock	6,700,245
Additional paid-in capital	2,139,510
Reserve for repurchase of own shares	2,837,315
Surplus paid by minority stockholders	269,684
Retained earnings	41,840,357
Cumulative initial effect of deferred income taxes	(6,212,030)
Cumulative effect of restatement	(24,480,427)
Total majority stockholders' equity	23,094,654
Minority interest	9,486,457
Total stockholders' equity	32,581,111
	$ 84,822,114

The accompanying notes are an integral part of this consolidated balance sheet.

Translation of a financial statement originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date (except per share data)

Net sales	$	89,040,772
Cost of sales		66,756,140
Gross profit		22,284,632
Selling and administrative expenses		14,309,235
Operating income		7,975,397
Comprehensive result of financing:		
Interest income		2,044,589
Interest expense		(5,836,127)
Foreign exchange gain (loss), net		(13,076)
Gain from monetary position		1,954,003
		(1,850,611)
Other expenses, net		(107,661)
Net amortization of goodwill and negative goodwill		(550,680)
Special item		(102,608)
Income before provisions		5,363,837
Provisions for:		
Income tax for the year		1,458,598
Deferred income tax		900,633
Asset taxes		196,831
Tax benefit for fiscal consolidation		(109,565)
Employee profit sharing for the year		322,396
Deferred employee profit sharing		136,340
		2,905,233
Income before equity in results of associated companies and unconsolidated real estate trust		2,458,604

Equity in results of associated companies and unconsolidated real estate trust		552,964
Income from continuing operations		3,011,568
Loss of discontinued operations		(30,575)
Net income for the year	$	2,980,993
Allocation of net income for the year:		
Majority interest	$	2,596,597
Minority interest		384,396
Net income for the year	$	2,980,993
Basic earnings per ordinary share	$	2.89
Loss of discontinued operations	$	0.01
Weighted average of outstanding shares (000's)		898,167

The accompanying notes are an integral part of this consolidated statement.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of that date

	Capital Stock		Additional Paid-in
	Historical	Restatement	Capital
Balances as of December 31, 1999	$ 1,375,189	$ 5,332,570	$ 2,153,427
Cumulative initial effect of deferred income taxes	-	-	-
Repurchase of own shares	(19,933)	(785)	-
Reissuance of own shares	10,001	3,203	(13,917)
Increase in reserve for repurchase of own shares	-	-	-
Capital stock contribution of minority stockholders and surplus paid	-	-	-
Dividends paid to the subsidiaries' minority stockholders	-	-	-
Balances before comprehensive income	1,365,257	5,334,988	2,139,510
Translation effect for the year	-	-	-
Restatement effect for the year	-	-	-
Net income for the year	-	-	-
Balances as of December 31, 2000	$ 1,365,257	$ 5,334,988	$ 2,139,510

The accompanying notes are an integral part of this consolidated statement.

Reserve for Repurchase of Own Shares	Surplus Paid by Minority Stockholders'	Retained Earnings	Cumulative Initial Effect of Deferred Income Tax	Cumulative effect of Restatement	Minority Interest	Total stockholders' Equity
$ 1,253,917	$ -	$ 40,930,160	$ -	$ (23,406,707)	$ 7,052,499	$ 34,691,055
-	-	-	(6,212,030)	-	(1,302,316)	(7,514,346)
(360,043)	-	-	-	-	-	(380,761)
257,041	-	-	-	-	-	256,328
1,686,400	-	(1,686,400)	-	-	-	-
-	269,684	-	-	-	4,250,331	4,520,015
-	-	-	-	-	(310,366)	(310,366)
2,837,315	269,684	39,243,760	(6,212,030)	(23,406,707)	9,690,148	31,261,925
-	-	-	-	37,078	(12,112)	24,966
-	-	-	-	(1,110,798)	(575,975)	(1,686,773)
-	-	2,596,597	-	-	384,396	2,980,993
$ 2,837,315	$ 269,684	$ 41,840,357	$ (6,212,030)	$ (24,480,427)	$ 9,486,457	$ 32,581,111

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2000

Expressed in thousands of Mexican pesos with purchasing power as of that date

Operations:		
Income from continuing operations	$	3,011,568
Add (deduct)-		
Items applied to results which did not require (generate) cash-		
Depreciation and amortization		2,425,661
Net amortization of goodwill and negative goodwill		550,680
Deferred income taxes and employee profit sharing		1,036,973
Long-term taxes		237,515
Equity in results of associated companies and unconsolidated real estate trust, net of dividends received		(126,993)
Special item		102,608
Employee severance benefits		27,756
Item related to investing activities-		
Loss on sale of property, plant and equipment		99,718
Net resources obtained from results		7,365,486
Net changes in working capital, except treasury		(5,433,129)
Net resources generated by operating activities		1,932,357
Financing activities:		
Reissuance of own shares		256,328
Net increase in bank loans and long-term debt, in real terms		3,588,459
Net amortization of bank loans and long-term debt, in constant Mexican pesos		(1,748,719)
Repurchase of own shares		(380,761)
Dividends paid to subsidiaries' minority stockholders		(310,366)
Net resources generated by financing activities		1,404,941
Investing activities:		
Additions to property, plant and equipment, net of retirements		(1,880,748)
Net effect of incorporating subsidiaries, net of minority interest		(4,068,999)
Decrease in investment in shares and in unconsolidated real estate trust		612,090
Other assets		(78,192)
Net resources used in investing activities		(5,415,849)
Net decrease in cash and marketable securities		(2,078,551)
Cash and marketable securities:		
At beginning of year		6,931,226
At end of year	$	4,852,675

The accompanying notes are an integral part of this consolidated statement.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1. Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2. Activities of the companies:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and lease and manage commercial real estate "malls".

3. Basis of consolidation and acquisition of subsidiaries:

Basis of consolidation-

The consolidated financial statements include the financial statements of CARSO and those of the following subsidiaries, over whose management CARSO exercises control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.41	0.13	79.54
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93

Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

The financial statements of CompUSA, Inc. (CompUSA), Sanborns' foreign subsidiary, whose operation is independent, are restated using the inflation rate of the country where the subsidiary has operations, following the guidelines described in Bulletin B-15, which is described with more detail in Note 4. The restated financial statements are translated into Mexican pesos at the exchange rate as of yearend.

The equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition of subsidiaries-

In March 2000, Sanborns acquired through Sanborns, LLC 51% of CompUSA's common stock. CompUSA is a company incorporated in the United States of America (USA) that operates retail stores of personal computers and related products and services. The amounts of net sales, operating income, net loss for the period and total assets of Sanborns, LLC and Subsidiaries from the acquisition date through yearend, amounted: $39,280,158; $219,152; $(626,647) and $19,859,360, respectively. The acquisition generated goodwill of $9,174,347. The price paid for the minority interest originated a surplus of $269,684.

4. Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2000, the companies adopted the regulations of revised Bulletin D-4, "Accounting for Income Taxes and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants (IMPC). Consequently, a long-term deferred income tax, asset tax and employee profit sharing liability is recognized, based on the net cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date. The initial net cumulative effect of adopting this bulletin was the recognition of a long-term deferred liability of $6,212,030, through a charge to stockholders' equity. The income tax and employee profit sharing provisions increased by $900,633 and $136,340, respectively, due to the deferred effects of the year.

Until December 31, 1999, the companies recognized, by means of the liability method, the future effects of income taxes and employee profit sharing related to the cumulative temporary differences between book and taxable income, which arose from specific items whose turnaround period could be determined and that were not expected to be replaced by items of a similar nature and amount. The most significant nonrecurring temporary differences that generated deferred effects were those related to the valuation of temporary investments at market value.

(b) Translation of financial statements-

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate at yearend; nonmonetary assets and stockholders' equity at the exchange rate at the date the transactions occurred or were generated. The resulting Mexican peso figures are restated using factors derived from the National Consumer Price Index (NCPI).

The financial statements of CompUSA, represent 45% of consolidated net sales and 23% of consolidated total assets in 2000. The books and records of CompUSA maintained in US dollars and translated into Mexican pesos in accordance with Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations", issued by the IMPC, as follows:

- The financial statements of a foreign subsidiary whose operation is independent are adjusted to conform with Mexican GAAP, using the inflation rate of the country in which it operates.

- All amounts in the balance sheet are translated at the exchange rate in effect at yearend. The difference between capital stock translated at the exchange rate in effect at the date of contribution or generation and translation at the exchange rate in effect at yearend is included in the translation effect. The income statement is translated at the exchange rate in effect at yearend. The effects of the translation are included in the cumulative restatement effect in stockholders' equity.

Continental General Tire, Inc., a 19.4%-owned foreign associated company, is recorded using the equity method. Since this associated company is operated independently, the guidelines to be used for translation of its financial statements for application of the equity method are those described in the preceding paragraph. However, the financial statements of this company are not restated but are translated into Mexican pesos at the exchange rate as of yearend. The effect of not following Bulletin B-15, is not significant to the consolidated financial statements of CARSO.

*(c) **Recognition of the effects of inflation in the financial information-***

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.

The inflation rates for 2000 for the countries in which the companies operate are as follows:

	%
USA	3.37
Mexico	8.96

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

- *Balance sheet:*

Inventories are restated to their net replacement cost, which does not exceed realizable value.

Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated in the currency of origin based on the inflation of the country of origin and the current exchange rate.

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in associated companies and unconsolidated real estate trust is restated under the equity method, based on the audited financial statements of the associated companies, restated on the same basis as those of CARSO, with the exception of Continental General Tire, Inc., as mentioned above.

The concession titles obtained by Ferrosur, S.A. de C.V. (Ferrosur) a Frisco's subsidiary company, are recorded at their award cost, restated based on the NCPI, and amortized using the straight-line method over 50 years since the concession was granted for that period of time.

The goodwill and negative goodwill are restated using a factor derived from the NCPI from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

- *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated on the basis of its replacement cost, as a function of the restatement of the inventory being consumed or sold.
- As stated above, depreciation is calculated on the restated value of property, plant and equipment.
- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at yearend with the corresponding factor.

- *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the translation effect and the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

(e) Investment in associated companies and unconsolidated real estate trust-

The main investment in associated companies and unconsolidated real estate trust is as follows:

	%
Grupo Comercial Gomo, S.A. de C.V.	25.890
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	46.875
Continental General Tire, Inc.	19.400
Philip Morris México, S.A. de C.V.	49.995
Grupo Primex, S.A. de C.V.	40.000

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years for domestic acquisitions and 20 years for acquisitions of foreign companies, the term over the management estimated that additional benefits will be generated from the investment. The amount amortized in 2000 was $ 737,588. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. The amount amortized in 2000 was $ 326,132.

As of December 31, 2000, goodwill was represented mainly by the acquisition of shares of CompUSA in 2000; and Condumex, Sanborns and Porcelanite in 1999, and the associated company Continental General Tire Inc. acquired in 1998. Negative goodwill is represented mainly by the acquisition of shares of Sears Roebuck de México, S.A. de C.V. (Sears Mexico) by Sanborns in 1997.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

In the acquisition of CompUSA, some covenants not-to-compete were signed with former executives of the company by means of a unique payment. These covenants increased the goodwill and will be amortized over 12 to 24 months. The amount amortized in 2000 was $ 139,224.

(g) Income taxes and employee profit sharing-

At December 31, 2000, the companies recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date.

The deferred employee profit sharing was calculated considering the temporary differences originated during the year that may generate a future liability or benefit that will be realized.

(h) Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liabilities from seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, based on real interest rates.

Some subsidiaries have covered all benefit obligations projected to the estimated retirement date of the companies' employees by means of a trust fund. The remaining subsidiaries accrue a liability which at present value will cover the benefit obligation projected to the estimated retirement dates of the companies' employees.

Indemnity payments are charged to results in the period in which they are made.

(i) Revenue recognition-

Revenues are recognized when the products are shipped or delivered or when services are rendered to the client. The interest generated in commercial operations is recorded as earned.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(l) Earnings per share-

Earnings per share were calculated based on majority interest net income and the weighted average number of shares outstanding during the year.

The effect per share of the loss in discontinuing operations has been determined by dividing this item by the corresponding number of shares determined as mentioned above.

(m) Comprehensive income-

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5. New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 25) recorded in the financial statements represents a net asset of $53,889, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6. Foreign currency transactions and position:

At December 31, 2000, the Mexican companies had assets and liabilities denominated in U.S. dollars, valued at the $9.5997 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars
Current assets	605,842
Liability-	
Current	(767,724)
Long-term	(760,091)
	(1,527,815)
Net foreign currency denominated liabilities	(921,973)
Equivalent in thousands of Mexican pesos	$ (8,850,664)

During the year, the companies had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars
Sales	619,914
Interest income	780
Purchases	(949,612)
Interest expense	(56,350)
Technical assistance	(5,650)
Royalties	(1,112)
Expenses	(66,419)
	(458,449)
Equivalent in thousands of Mexican pesos	$ (4,459,313)

At March 30, 2001, the unaudited foreign currency position was similar to that at yearend and the exchange rate was 9.4933 Mexican pesos per U.S Dollar.

7. Cash and marketable securities:

Cash	$	872,254
Marketable securities		3,980,421
	$	4,852,675

8. Accounts receivable:

Trade	$	11,306,375
Sundry debtors		1,525,162
		12,831,537
Allowance for doubtful accounts		(612,471)
Discounted portfolio		(2,011,873)
		10,207,193
From derivative operations		53,889
Recoverable taxes		691,064
Related parties		584,738
Recoverable value-added tax		129,098
	$	11,665,982

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from sales transactions on credit that take place at the subsidiary's different establishments.

The maximum amount of the discount is $2,100,000, net of the percentage guarantee (difference between the payment of 83.3334% of the promissory note value and its total value). The amount available for discount is revolving.

Inbursa will only discount the principal amount reflected in the debtor's statement of account. Sears Mexico reserves the right to charge interest, collection expenses and any other amount derived from the promissory notes. This contract expires on March 30, 2002.

The promissory notes will be received subject to collection. Therefore, Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $200,000.

Additionally, Sears Mexico is obligated to pay Inbursa a discount rate of TIIE plus 1.25% on the unpaid amount of the promissory notes discounted through their maturity date.

9. Inventories:

Raw materials	$	3,448,502
Work-in-process		283,719
Finished product		1,702,357
Merchandise in stores		9,271,092
Food and beverages		81,046
Concentrates and other		228,433
Merchandise-in-transit and advances to suppliers		680,042
Spare parts and other		668,554
		16,363,745
Less- Reserve for slow-moving inventories and other		(523,778)
	$	15,839,967

10. Property, plant and equipment:

Buildings and leasehold improvements	$	16,562,707
Industrial machinery and equipment		27,963,697
Transportation equipment		989,761
Furniture and fixtures		2,735,530
Computer equipment		2,128,940
Other equipment		31,838
		50,412,473
Less- Accumulated depreciation		(24,572,533)
		25,839,940
Land		6,778,785
Construction-in-progress and machinery-in-transit		2,362,975
	$	34,981,700

11. Accounts payable:

Taxes payable	$	1,035,538
Unearned income		295,512
Interest payable		243,548
Accrued liabilities		2,316,119
Related parties		469,995
Collateral		249,026
Others		106,634
	$	4,716,372

12. Concession titles:

Beginning on December 18, 1998, Ferrosur has, the rights over the concession of Vía Troncal del Sureste, and the main features of such rights are as follows:

- The concession includes the general communication railway line of the above line and the public property assets, for the rendering of cargo service, as well as the auxiliary services of a cargo terminal, of warehouse services for railway equipment and maintenance and transfer workshops.

- The rights over the general communication railway line and the public property assets are granted exclusively for 50 years, beginning on December 18, 1998, renewable for an equivalent period, under certain circumstances.

- The exclusive rights for the rendering of cargo service are for a 30-year period, with the exception of payment and dragging rights.

- The concessionaire commits to invest at least that established in the "Business Plan," to be updated every five years.

- At the end of this concession, whatever the cause, the railway and assets shall be returned to the state, in good operating condition, according to the respective governmental regulations and at no cost to the Federal Government.

13. Related-party balances:

The balances with related parties excluding financial operations are as follows:

Receivables-		
Sinergia, Soluciones Integrales de Energía, S.A. de C.V.	$	535,203
Sears Roebuck & Co.		2,542
Comm South/EZ Tel		19,123
Others		27,870
	$	584,738
Payables-		
Sears International Marketing, Inc.	$	62,194
Inversora Bursátil, S.A. de C.V.		122,241
Banco Inbursa, S.A., Grupo Financiero Inbursa		79,617
Philip Morris México, S.A. de C.V.		195,216
Others		10,727
	$	469,995

14. Tax environment:

In Mexico-

Income and asset tax regulations:

The companies established in Mexico are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Beginning in 1999, the income tax rate increased from 34% to 35% with the option to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

Tax consolidation:

Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return that excludes its foreign subsidiaries.

Book and taxable income:

The provision for income taxes is determined on the basis of the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing:

Employee profit sharing is determined based on the taxable income of each operating company and excludes inflationary component effects, and depreciation is based on historical rather than restated values.

Deferred taxes:

The items comprising the deferred tax liability (assets) as of December 31, 2000 are as follows:

Temporary investments	$	455,653
Accounts receivable from installment sales		938,885
Inventories		3,846,154
Property, plant and equipment		5,383,810
Investment in real estate trust and subsidiary		121,393
Amortized goodwill		407,104
Translation effect		(31,866)
Complementary asset reserves and liability reserves		(302,961)
Loss on sale of shares		(177,885)
Tax loss carryforwards		(1,869,602)
Recoverable asset taxes		(610,965)
Estimated income		247,886
Advances from customers		(193,393)
Others		46,942
Deferred income taxes		8,261,155
Deferred employee profit sharing		119,070
Deferred income tax and employee profit sharing	$	8,380,225

In the U.S.A-

Foreign subsidiaries compute their income taxes based on their individual taxable income and in accordance with the specific tax regulations of the U.S.A. The provisions for income taxes of foreign subsidiaries are not significant since they have accumulated tax losses which amount to 262.5 million U.S dollars and must be used before 2020. A 100% valuation allowance has been provided for the future income tax benefit of the tax loss carryforwards.

15. Long-term debt:

At December 31, 2000, long-term debt is as follows:

Medium-term notes	$	2,176,000
Syndicated loans		7,919,755
Direct loans		1,455,251
Credit lines		4,521,382
Financial leasing and equipment loans		174,873
		16,247,261
Less- Current portion		(2,713,048)
	$	13,534,213

Maturity dates of long-term debt as of December 31, 2000 are as follows:

		Amount
2002	$	7,740,508
2003		4,141,641
2004		334,927
2005 and following years		1,317,137
	$	13,534,213

Medium-term notes-

Medium-term note placed on the Mexican Stock Exchange, payable in one installment on November 1, 2001, bearing interest at the TIIE rate plus 0.5%, payable every 28 days. During 1999, $200,000 of this note was repurchased	$	900,000

Ferrosur contracted a medium-term simple unsecured loan with Banco Inbursa, S.A., payable in a single installment on December 17, 2002, bearing interest at the 28-day TIIE rate plus 0.25%, payable in monthly installments		1,276,000
	$	2,176,000

Syndicated loans-

On December 13, 2000, Sanborns, Nacobre, Frisco and Porcelanite entered into a loan and guarantee agreement (syndicated loan) for US$370 million with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan is due in three semiannual payments beginning December 13, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 1.25%	$	3,551,888
On September 5, 1997, Nacobre, Sanborns, Sears Mexico, Sanborn Hermanos and Frisco entered into a loan and guarantee agreement (syndicated loan) for US$310 million with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent, payment thereof being guaranteed by CARSO. The loan is due in semiannual payments from February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 0.70%		2,687,919
On October 15, 1999, Condumex signed a syndicated loan agreement for US$175 million with foreign banks, the managing agent being Citibank Corporation, with interest at LIBOR plus 2.25%, 2.375% and 2.5 % in the first, second and third years, respectively, and quarterly payments beginning in July 2001, the last being in October 2002		1,679,948
	$	7,919,755

The syndicated loan agreements establish certain covenants, the most significant of which are the following:

(a) Continue in the present line of business.
(b) Maintain the accounting records and prepare financial statements in conformity with accounting principles generally accepted in Mexico.
(c) Comply with all pertinent tax, environmental and labor law regulations.
(d) The consolidated stockholders' equity of Grupo Carso, S.A. de C.V. shall not be less than $9,500,000.
(e) During the following four years, the consolidated interest coverage ratio in Grupo Carso, S.A. de C.V. shall not be less than 1.75 to 1.00.

(f) During the following four years, the overall ratio of consolidated debt to consolidated income of Grupo Carso, S.A. de C.V. before income taxes, interest, depreciation and amortization, among other items (EBITDA), shall not be greater than 3.5 to 1.
(g) No liens shall be placed on property, other than those established in the loan agreement.
(h) Except as established in the loan agreement, no assets shall be sold other than those under normal business transactions.
(i) Dividends other than those to the holding company shall not be paid.
(j) No agreements shall be executed whereby the capacity of the subsidiaries of Grupo Carso, S.A. de C.V. to pay dividends is restricted.
(k) Only intercompany transactions arising from the normal course of business shall be carried out and at prices that are not lower than those obtained from a third party.

Direct loans-

Cigatam signed in September 1999 a loan agreement with General Electric Corporation for US$25 million with interest at LIBOR plus 2.4% payable on a quarterly basis. The principal will be paid in eight quarterly payments of US$490,000 each, 24 quarterly payments of US$670,000 each, and a final payment of US$5 million, guaranteed by the real estate of the plant located in Guadalajara, Jalisco, which must be kept free of liens until the termination of the contract	$ 221,177
This loan establishes restrictions and/or obligations for the Company, the most important of which are: maintaining stockholders' equity greater than US$100 million; maintaining a ratio of interest expense to revenue of no greater than 1 to 3.5; it cannot guarantee debt in excess of US$10 million for other affiliated companies; and it cannot acquire or sell more than 10% of its property, plant and equipment	
Condumex, Porcelanite and Nacobre obtained direct loans in U.S. dollars and Spanish pesetas due in quarterly and semiannual instruments, the last being in June 2008, at variable interest rates from 7.40% to 9.29% for U.S. dollars and 4.65% at yearend for Spanish pesetas	880,221
Condumex obtained direct loans in U.S. dollars guaranteed by EXIMBANK to promote imports, with variable interest rates of 6.48% and 8.60% at yearend. The last payment of this loan is in November 2002	29,082
Some subsidiaries signed promissory notes with Banco Inbursa in Mexican pesos. The interest rate is the equivalent of the highest rate available among various financial instruments. The last payment of this loan bearing 2005	48,777
Industrias Nacobre, S.A. de C.V. contracted a direct loan with GE Capital Corporation for US$18,600,000 bearing interest at LIBOR plus 2.4%, maturing in 2008	178,554

Industrias Nacobre, S.A. de C.V. contracted a direct loan with Citibank International PLC for US$10,036,000 bearing interest at LIBOR plus 0.10% maturing in 2004		96,342
Industrias Nacobre, S.A. de C.V. contracted a direct loan with Brazilian government for US$114,000, bearing interest at 1%, maturing in 2019		1,098
	$	1,455,251

Credit agreements-

CompUSA, Inc. obtained a secured revolving credit agreement with a consortium of banks and financial institutions maturing in June 2002. The revolving credit facility is secured by the Company's inventory and accounts receivable and provides for letters of credit and borrowings of up to US$400 million at the bank's base rate or LIBOR plus 1.25% to 2.50%. As of December 31, 2000, the Company had approximately US$224,992,000 outstanding under this Credit Agreement. The weighted average interest rate for 2000 was 9%	$	2,159,856
CompUSA, Inc. entered into a three-year US$150 million revolving unsecured credit facility beginning on August 24, 2000 with Banco Inbursa, an affiliate of the Company, at a rate determined monthly via 30-day promissory note renewals (8.15% in 2000). As of December 31, 2000, the Company had approximately US$110,000,000 outstanding under this Credit Agreement		1,055,967
In August 1998, the Company issued a US$136 million subordinated promissory note payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Seller Note"). The Seller Note bears interest at a rate of 9.48% per annum and provides for its repayment in semiannual installments over a period of 10 years. The first three years of payments are interest only, with the first principal payment due on December 31, 2001		1,305,559
	$	4,521,382

The secured revolving credit agreement obtained by CompUSA, Inc. for US$ 224,992,000, in addition to being secured by the Company's inventory and accounts receivable, establishes other restrictions. Among others, the Credit Agreement requires the Company to maintain a defined minimum fixed charge coverage ratio throughout its remaining term and meet defined EBITDA requirements during the six months following the amendment date (June 15, 2000).

Equipment loans and financing leases-

Equipment loans and financing leases have been contracted by some subsidiaries for the acquisition of machinery and equipment, which are being amortized

through 2008 and are guaranteed by the investment itself. Interest is the equivalent of the highest rate yielded among various financial instruments	$	174,873

To date, the companies have complied with all covenants established in the agreements.

16. Long-term taxes payable:

Income taxes	$	235,312
Value-added tax		2,203
	$	237,515

17. Employee benefits:

In Mexico-

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

The consolidated fund prepayment is as follows:

Subsidiaries with trust funds-		
Projected benefit obligation (PBO)	$	(1,087,409)
Less- Trust funds		1,423,179
Funded status		335,770
Amortization of transition liability		(139,949)
Amortization of variances in assumptions		157,508
Additional liability		(97,010)
Prepaid expense	$	256,319

Subsidiaries without trust funds-		
Projected benefit obligation (PBO)	$	(101,664)
Amortization of transition asset		3,567
Amortization of variances in assumptions		21,192
Additional liability		(4,792)
Net projected benefit obligation	$	(81,697)

The cost of employee benefits is as follows:		
Service costs	$	23,995
Amortization of transition liability		2,217
Amortization of variances in assumptions		3,563
Financial cost for the year		23,744
		53,519
Less- Actual return on plan assets		(25,763)
Net cost for the period	$	27,756

The real interest rates utilized in the actuarial calculations are as follows:

	%
Interest rate	5
Salary increase rate	1
Investment return rate	6

In the USA-

ComUSA sponsors a defined contribution profit-sharing plan covering employees of the Company and its subsidiaries. In addition, the Company sponsors a deferred compensation plan that permits eligible officers and employees to defer a portion of their compensation. The Company's expense for contributions to the profit-sharing plan and the deferred compensation plan aggregated approximately $900,000 for 2000.

18. Stockholders' equity:

Capital stock-

As of December 31, 2000, capital stock was comprised of 915,000,000 common, registered, no-par value shares, of which 893,500,000 shares are fully subscribed and paid.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of December 31, 2000, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 of nominal value. This amount represents 7.1525% of capital stock. As of December 31, 2000, 21,500,000 shares were pending reissuance.

As of March 30, 2001 the Company held 24,750,000 of its own shares amounting to $683,793, which are pending reissuance in the stock market.

Retained earnings-

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $11,892 as of December 31, 2000.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2000, the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

19. Other expenses, net:

Project investigation expenses	$	(114,139)
Loss on sales of property, plant and equipment		(99,718)
Recovery of taxes from prior years		16,597
Cancellation of excess liabilities		21,065
Other, net		68,534
	$	(107,661)

20. Lease agreements:

The Sanborns' subsidiaries hold leases for 526 department stores (CompUSA, Sanborns, Sears, Sanborns Café, Mix-up, Discolandia, La Feria del Disco and Pastelerías el Globo). The lease terms range from one to 20 years.

As well, the companies have lease contracts with third parties as lessees of spaces within commercial centers. The lease terms range from one to 15 years.

21. Special item:

Beginning in January 2000, the Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve its image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the statement of income.

22. Discontinued operation:

As part of the reorganization carried out in CompUSA, Inc., the company' management decided to close some lines of the business that were not the sufficiently profitable. The losses incurred by these businesses, is presented in the 2000 income statement as a separate line item.

23. Commitments:

(a) As of December 31, 2000, certain subsidiaries of Sanborns have entered into agreements with suppliers for the construction and remodeling of stores. These commitments amount to approximately $189,000.

(b) The mining subsidiaries sell their minerals on the basis of sales agreements, usually renewed each year, where conditions are established, as well as the reference international market metal prices. Subsidiary Química Flúor, S.A. de C.V. signed several long-term contracts, adjustable on an annual basis, with Atofina Chemical, inc., E.I. du Pont de Nemours & Co. and Solvay Fluorides where the commitment is made to sell them almost their entire production of hydrofluoric acids at prices similar to market.

(c) As of December 31, 2000, subsidiary Ferrosur, as part of the agreements for the concession of the Main Railway of the Southeast, commits, at a minimum, to the provisions of the "Business Plan" including, among other items, the fulfillment of the investment budget in rolling equipment, railway, installations, maintenance and improvement to electronic installations and systems.

24. Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that Grupo Carso acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

(b) In early 2000, a lawsuit was filed against the Company and certain other defendants, including James Halpin, the former Chief Executive Officer of the Company, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against the Company and all of the other defendants, for $90,000,000 in actual damages, against the Company for $94,500,000 in exemplary damages, against Halpin for $175,500,000 in exemplary damages and against the remaining defendants for $94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001, the Company filed a motion with the trial court for judgment not withstanding the verdict. The Company also intends to file for a new trial, if necessary. The court has not entered a judgment on the verdict. If the Company's motions are denied at the trial court level, the Company intends to vigorously appeal the verdict and any resulting judgment. The Company's management and its counsel believe that the jury's verdict as to the Company was an incorrect application of law and, accordingly, believe the Company has solid grounds for a successful appeal, if an appeal becomes necessary. Accordingly, at December 31, 2000, no amount has been accrued for this matter. If the Company is not successful in connection with the post-verdict motions and appeal, the Company's financial condition and results of operations would be materially and adversely affected.

25. Financial instruments:

During 2000, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging obligations), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) *Foreign currency transaction hedging contract:*
An Interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, and expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed in the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

As of December 31, 1999, there is an unrealized loss of $18,940, which has not been recognized in the financial statements, since these operations are recorded at their maturity dates.

(c) Forwards-

Sanborn's management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related its U.S. dollar denominated liabilities by contracting the following exchange rate forwards.

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
January 4, 2001	Buy	9.41550	540,000	$ 5,184	$ 5,084	$ 100
March 20, 2001	Buy	9.7225	50,000,000	479,985	486,125	(6,140)
March 22, 2001	Buy	9.7375	20,000,000	191,994	194,750	(2,756)
March 22, 2001	Buy	9.7350	10,000,000	95,997	97,350	(1,353)
March 13, 2001	Sell	9.71394	35,000,000	1,311,382	1,296,012	15,370
				$ 2,084,542	$ 2,079,321	$ 5,221

Costs and expenses related to the forwards will be recorded as part of the foreign exchange gain (loss).

26. Segment information:

The most significant data by business segment is as follows:

	Millions of Pesos							
	Tobacco	Ceramic Tiles	Aluminum and Copper Derivatives	Supplies for Automotive, Construction and Teleco-mmunication Industries	Commercial	Mining	Others	Total
Income from operations	7,711,834	2,547,853	5,271,689	13,919,941	54,332,916	3,251,363	2,005,176	89,040,772
Operating income	799,454	751,609	471,014	2,525,361	2,699,372	364,477	364,116	7,975,403
Net income (loss) for the year	506,940	273,670	56,201	1,490,238	857,461	(249,683)	46,166	2,980,993
Depreciation and amortization	168,577	235,273	269,708	318,873	1,024,063	291,869	117,298	2,425,661
Goodwill and negative goodwill amortization	-	14,544	-	28,898	254,872	34,817	217,549	550,680
Special item	-	-	-	-	(102,608)	-	-	(102,608)
Discontinued operations	-	-	-	-	(30,575)	-	-	(30,575)
Investment in shares and unconsolidated real estate trust	-	-	-	525,524	735,428	109,050	943,499	2,313,501
Total assets	3,554,158	5,071,260	8,351,916	12,452,111	38,910,146	7,840,527	8,641,996	84,822,114
Total liabilities	2,610,627	3,792,336	4,443,383	5,719,858	24,912,514	5,732,573	5,029,712	52,241,003

The most significant data per geographic area as of December 31,2000, is as follows:

	Mexico	U.S.A.	Total
Net sales	$ 49,760,614	$ 39,280,158	$ 89,040,772
Operating income	$ 7,756,245	$ 219,152	$ 7,975,397
Net income (loss) for the year	$ 3,607,640	$ (626,647)	$ 2,980,993
Total assets	$ 64,962,754	$ 19,859,360	$ 84,822,114
Total liabilities	$ 40,810,062	$ 11,430,941	$ 52,241,003

Since March 2000, the Company has operations in two different geographic areas: Mexico and the United States of America (U.S.A).

EXHIBIT F

Pro forma balance sheets of Grupo Carso and U.S. Commercial Corp. dated as of June 30, 2001

Translation of a pro forma financial statement originally issued in Spanish

Grupo Carso, S.A. de C.V.

Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Current assets:			
Cash and marketable securities	$ 2,264,162	$ 1,363,500	$ 900,662
Accounts receivable	197,936	-	197,936
Total current assets	2,462,098	1,363,500	1,098,598
Investment in shares of subsidiaries and associated companies	24,483,866	3,790,080	20,693,786
Equipment, net	1,496	-	1,496
Other assets, net	289,805	-	289,805
Goodwill, net	74,541	-	74,541
	$ 27,311,806	$ 5,153,580	$ 22,158,226
Liabilities and stockholders' equity			
Current liabilities:			
Financial debt	$ 1,936,822	$ -	$ 1,936,822
Accounts payable and accrued liabilities	29,638	3,249	26,389
Total current liabilities	1,966,460	3,249	1,963,211
Deferred income taxes	1,435,103	-	1,435,103
Total liabilities	3,401,563	3,249	3,398,314
Stockholders' equity:			
Paid-in capital-			
Capital stock	1,360,291	340,073	1,020,218
Restatement of capital stock	5,479,465	1,369,866	4,109,599
Additional paid-in capital	2,461,170	615,293	1,845,877
	9,300,926	2,325,232	6,975,694
Other capital-			
Reserve for repurchase of own shares	2,822,064	705,516	2,116,548
Retained earnings	41,790,149	2,119,583	39,670,566
Cumulative effect of deferred income taxes	(6,204,576)	-	(6,204,576)
Cumulative effect of restatement	(25,100,694)	-	(25,100,694)
Net result for the period	1,302,374	-	1,302,374
Total stockholders' equity	23,910,243	5,150,331	18,759,912
	$ 27,311,806	$ 5,153,580	$ 22,158,226

The accompanying notes are an integral part of this *pro forma* balance sheet.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1 Explanation added for translation into English:

The accompanying pro forma financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2 Activities of the Company:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and the leasing and management of commercial real estate "malls".

The Company is managed by Servicios Administrativos Lava, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

3 Restructuring:

The Company carried out a corporate restructuring, as follows:

(a) In January 2001, the following subsidiaries of Industrias Nacobre, S. A. de C. V.: Nacional de Cobre, S. A. de C. V., Cobrecel, S. A. de C. V., Conexiones Nacobre, S. A. de C. V., Mefusa, S. A. de C. V., Conectores Nacobre, S. A. de C. V. and Fundidora Nacobre, S. A. de C. V. (merged companies) merged with Cupro San Luis, S. A. de C. V. (merging company). In March 2001, Cupro San Luis, S. A. de C. V. changed its corporate name to Nacional de Cobre, S. A. de C. V. In April 2001, the following subsidiary of Grupo Calinda, S. A. de C. V.: Hotel Internacional, S. A. de C. V. (merged company) merged with Castilleja, S. A. DE C. V. (merging company).

(b) In April 2001, Grupo Condumex, S.A. de C.V. acquired 70% of the shares representing the capital stock of KB/TEL Telecomunicaciones, S.A. de C.V., which is engaged in the transmission of communications through wide band. Derived from this operation, a negative goodwill of $14,666 was recorded.

As a result of the transactions mentioned above, the following are the subsidiaries over which the Company has control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00

Expressed in thousands of Mexican pesos with purchasing power as of that date

Company	Ownership % Direct	Indirect	Total
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.47	0.25	79.72
Tenedora U.S., S.A. de C.V.	79.47	0.25	79.72
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93
Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

4 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the Company adopted the regulations of revised Bulletin C-2, "Financial Instruments". This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial instruments contracted be recorded as assets and liabilities, thus affecting the comprehensive result of financing. The financial instruments that have been designated and effectively function as a hedging of assets or liabilities or future transactions will affect the assets or liabilities or the corresponding transactions when they are realized, settled or occur, respectively.

(b) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.
In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

– *Balance sheet:*

Equipment is originally recorded at its acquisition and/or construction cost and is restated using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in subsidiaries and associated companies is recorded under the equity method, based on the audited financial statements of the subsidiaries and associated companies, restated on the same basis as those of CARSO.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date generated.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Costs, expenses and revenues that are associated with a nonmonetary item are restated based on the value of the corresponding assets and liabilities.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at period end with the corresponding factor.

(c) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of that date

(d) Investment in subsidiaries and associated companies -

The main investment in subsidiaries and associated companies is as follows:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Inmuebles Cantabria, S.A. de C.V.	$ 2,277,992	$ -	$ 2,277,992
Servicios Administrativos Lava, S.A. de C.V.	4,628	-	4,628
Proveedora Inbursa, S.A. de C.V.	4,530	-	4,530
Grupo Sanborns, S.A. de C.V.	3,088,649	-	3,088,649
Tenedora, U.S., S.A. de C.V.	3,790,080	3,790,080	-
Corporación Industrial Llantera, S.A. de C.V.	1,344,957	-	1,344,957
Empresas Frisco, S.A. de C.V.	529,249	-	529,249
Porcelanite, S.A. de C.V.	1,639,044	-	1,639,044
Servicios Corporativos Cigatam, S.A. de C.V.	12,380	-	12,380
Industrias Nacobre, S.A. de C.V.	3,654,227	-	3,654,227
Grupo Condumex, S.A. de C.V.	6,106,289	-	6,106,289
Grupo Calinda, S.A. de C.V.	728,571	-	728,571
Carso, LLC	332,211	-	332,211
Grupo Industrial Carso, S.A. de C.V.	33	-	33
Consorcio Bosques, S.A. de C.V.	651,075	-	651,075
Eficorp, S.A. de C.V.	3,101	-	3,101
Philip Morris México, S.A. de C.V.	221,751	-	221,751
Organización Recuperadora de Cartera, S.A. de C.V.	95,099	-	95,099
	$ 24,483,866	$ 3,790,080	$ 20,693,786

The amount to spin off represents 79.46847% of $4,769,288 of the investment made in the new spun-off company (Tenedora, U.S., S. A. de C. V.) of Grupo Sanborns, S. A. de C. V.

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

(e) Investment in shares of associated companies-

They represent 49.99% of the shares acquired of Philip Morris México, S.A. de C.V. and 10.00% of the shares of Organización Recuperadora de Cartera, S. A. de C. V., which have been recorded under the equity method.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimated that additional benefits will be generated from the investment. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. As of June 30, 2001, goodwill was represented mainly by the acquisition of shares of Condumex, S.A. de C.V. The amortized amount of goodwill at June 2001 amounted to $55,902.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired. As of June 30, 2001, the amortization of goodwill amounted to $5,606.

The amortization of goodwill and negative goodwill is based on restated values.

(g) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(h) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

The foreign currency hedging purchase-sale contracts are recorded at the exchange rate agreed-upon as an asset or liability in the balance sheet, recognizing in results the difference between the agreed-upon exchange rate (in the case of foreign currency futures contracts) or the exchange rate at the date of the contract (in the case of hedging contracts) and that quoted in the market as of the close of June 2001, which is included as part of the exchange gain or loss. The premium and the cost of hedging contracts are amortized over the term of the contracts.

(i) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(j) ***Comprehensive income-***

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5 New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 15) recorded in the financial statements represents a net liability of $23,320, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6 Foreign currency transactions and position:

At June 30, 2001, the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.09 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars
Current assets	234,620
Current liabilities	(10,500)
Net foreign currency denominated assets	224,120
Equivalent in thousands of Mexican pesos	$ 2,037,251

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars
Other income	2,145
Other expenses	(911)
Net	(1,234)
Equivalent in thousands of Mexican pesos	$ (12,027)

Expressed in thousands of Mexican pesos with purchasing power as of that date

At August 31, 2001, the unaudited foreign currency position was similar to that as of June 30, 2001 and the exchange rate was 9.1438 Mexican pesos per U.S. dollar.

7 Cash and marketable securities:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Cash	$ 1,340,966	$ 1,340,000	$ 966
Marketable securities	923,196	23,500	899,696
	$ 2,264,162	$ 1,363,500	$ 900,662

The cash to be spun off is equivalent to US$150 million and includes US$147.5 million with restricted availability. In this regard, CARSO considers that this amount will be released within 4 months when credit lines are obtained.

8 Accounts receivable and payable:

Receivable-	
Sundry debtors	$ 1,113
Recoverable taxes	174,408
Related parties	22,415
	$ 197,936

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Payable-			
Taxes payable	$ 1,987	$ -	$ 1,987
Interest payable	927	-	927
Servicios Administrativos Lava, S.A. de C.V.	3,249	3,249	-
Accrued liabilities	23,475	-	23,475
	$ 29,638	$ 3,249	$ 26,389

Expressed in thousands of Mexican pesos with purchasing power as of that date

9 Equipment:

Furniture and equipment	$	1,097
Furniture and fixtures		114
Computer equipment		1,983
		3,194
Less- Accumulated depreciation		(1,698)
	$	1,496

The average annual depreciation rates are as follows:

	%
Furniture and equipment	9.54
Furniture and fixtures	7.44
Computer equipment	23.78

10 Related-party transactions and balances:

The Company had the following significant transactions with related parties:

Revenues-		
Services	$	118,625
Interest	$	20,156
Expenses-		
Services received	$	12,293
Interest	$	15,715

Net balances receivable from related parties are as follows:

Servicios Industriales Nacobre, S. A. de C. V.	$	5,520
Cigarros la Tabacalera Mexicana, S.A. de C.V.		2,358
Servicios Condumex, S.A. de C.V.		9,775
Philip Morris de México, S.A. de C.V.		2,358
Galas de México, S. A. de C. V.		322
Artes Gráficas Unidas, S. A. de C. V.		242
Porcelanite, S. A. de C. V. and Subsidiaries		1,840
	$	22,415

Expressed in thousands of Mexican pesos with purchasing power as of that date

11 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax rate is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Carso, S. A. de C. V. amount to $12,663,278, $1,627,910 and $6,847,868, respectively. The CUFIN and the CUCA will spin off in the proportion that the capital stock is divided and the CUFINER will not spin off.

The Company has authorization from the Secretariat of Finance and Public Credit (SHCP) to file consolidated income and asset tax returns.

Book and taxable income-

The provision for income taxes is determined based on the amount payable according to the taxable income and the main difference between book and taxable income is represented by dividends on short-term investments in shares collected in cash.

The benefit from the consolidation of income taxes originates because certain subsidiaries had tax losses, which generates that consolidated current income taxes are lower than the sum of those of the subsidiaries that had taxable income.

Deferred taxes-

The items comprising the deferred tax liability as of June 30, 2001 are as follows:

Investment in shares	$	138,174
Prior years' tax loss carryforwards of subsidiaries		1,264,454
Asset taxes paid by controlled companies		57,511
Other		(25,036)
Deferred income tax	$	1,435,103

Expressed in thousands of Mexican pesos with purchasing power as of that date

12 Stockholders' equity:

At June 30, 2001, the authorized capital stock subscribed and paid is $1,398,109 at nominal value, represented by 915,000,000 common shares with no par value, of which 24,750,000 shares have been reacquired by the Company, leaving a total of 890,250,000 outstanding shares and capital stock of $1,360,291.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of June 30, 2001, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 7.1525% of capital stock.

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $12,663,278 as of June 30, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

As of June 30, 2001 the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

13 Other income, net:

Tax benefit of prior year	$	33,122
Services received		(39,101)
Other, net		15,662
	$	9,683

14 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that CARSO acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price CARSO paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to CARSO, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

15 Financial instruments:

From January to June 2001, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging contracts), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) Foreign currency transaction hedging contract:

An interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR-BBA, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed on the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

The amount of the net premium paid is $48,301.

(c) Forwards-

CARSO management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related to its U.S. dollar denominated liabilities by contracting the following exchange rate forwards, as follows:

Expressed in thousands of Mexican pesos with purchasing power as of that date

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
September 19, 2001	Buy	10.2039	50,000,000	$ 454,500	$ 510,197	$ (55,697)
September 19, 2001	Buy	9.2690	30,000,000	272,700	278,070	(5,370)
September 19, 2001	Buy	9.2659	60,000,000	545,400	555,954	(10,554)
				$ 1,272,600	$ 1,344,221	$ (71,621)

16 Complementary note:

In order to have complete information on Grupo Carso, S. A. de C. V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Carso before the Spinoff	U. S. Commercial Corporation, S.A. de C.V. (Spun-off)	Consolidated Grupo Carso after Spinoff
Total assets	$ 82,342,481	$ 17,965,466	$ 64,377,015
Total liabilities	$ 49,267,012	$ 8,078,076	$ 41,188,936
Net sales	$ 44,091,620	$ 19,457,345	$ 24,634,275
Operating income (loss)	$ 3,541,296	$ (294,198)	$ 3,835,494

EXHIBIT G

The Grupo Carso Information Statement, dated as of October 30, 2001

Grupo Carso, S.A. de C.V.
Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
Mexico
Distrito Federal, 14060

Grupo Sanborns, S.A. de C.V.
Calvario No. 100
Col. Tlalpan
Mexico
Distrito Federal, 14000

October 30, 2001

Dear Shareholders:

The Boards of Directors of Grupo Carso, S.A. de C.V. ("GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") are proposing to shareholders to spin off into a new Mexican company, which is expected to be named U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial"), the 51% interest in CompUSA, Inc. ("CompUSA") currently owned by GSanborns. The spin-off is expected to be implemented in three successive transactions:

(1) GSanborns will spin off a new Mexican company, which is expected to be named Tenedora U.S., S.A. de C.V. ("Tenedora") (the "Sanborns Spin-off");

(2) GCarso will spin off U.S. Commercial (the "Carso Spin-off"); and

(3) Tenedora will merge into U.S. Commercial (the "Merger").

On or around November 15, 2001, an extraordinary meeting of GSanborns shareholders will be held to approve the spin-off of Tenedora from GSanborns and for related purposes. After the Sanborns Spin-off:

- If you own shares of GSanborns, you will (a) own the same number of shares of Tenedora and (b) continue to own the same number of shares of GSanborns; and
- Tenedora will indirectly own 51% of the shares of CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.

On or around November 21, 2001, an extraordinary meeting of GCarso shareholders will be held to approve the spin-off of U.S. Commercial from GCarso and for related purposes. After the Carso Spin-off:

- If you own shares of GCarso, you will (a) own the same number of shares of U.S. Commercial and (b) continue to own the same number of shares of GCarso; and
- U.S. Commercial will own approximately 80% of the shares of Tenedora and cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.

Following the Spin-offs, the Merger of Tenedora into U.S. Commercial will be submitted for approval at separate extraordinary meetings of the shareholders of both companies. After the Merger:

- If you own shares of Tenedora, your shares will be exchanged for newly issued shares of U.S. Commercial at a ratio to be determined at the relevant shareholders meeting; and
- U.S. Commercial will indirectly own 51% of the shares of CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million.

Approval of the Spin-offs and the Merger requires the affirmative vote of a majority of the aggregate voting power of the outstanding shares of GCarso and GSanborns. The controlling shareholders of GCarso, who also directly or indirectly control or will control GSanborns, U.S. Commercial and Tenedora, intend to cause the shares they control to be voted in favor of the Spin-offs and the Merger, so approval of the Spin-offs and the Merger is assured without the affirmative vote of any other shareholder.

You are not being asked for a proxy and are requested not to send one. In accordance with Mexican law, no proxy solicitation will be conducted. The accompanying Information Statement has been prepared to explain the Spin-offs to GCarso and GSanborns shareholders.

We are grateful for the loyalty and support of GCarso and GSanborns shareholders and look forward to welcoming them as shareholders of U.S. Commercial.

Sincerely,

Carlos Slim Domit
Chairman of the Boards of Grupo Carso
and Grupo Sanborns

Information Statement dated October 30, 2001

Grupo Carso, S.A. de C.V.
Grupo Sanborns, S.A. de C.V.

Grupo Carso, S.A. de C.V. ("GCarso") and Grupo Sanborns, S.A. de C.V. ("GSanborns") intend to spin off the 51% interest in CompUSA, Inc. ("CompUSA") currently owned by GSanborns. The spin-off is expected to be implemented in three successive transactions as follows: first, GSanborns will spin off a new Mexican company, which is expected to be named Tenedora U.S., S.A. de C.V. ("Tenedora") (the "Sanborns Spin-off"); second, GCarso will spin off a new Mexican company, which is expected to be named U.S. Commercial Corp., S.A. de C.V. ("U.S. Commercial") (the "Carso Spin-off" and, together with the Tenedora Spin-off, the "Spin-offs"); and finally, Tenedora will merge into U.S. Commercial (the "Merger").

This Information Statement relates to the Sanborns Spin-off and the Carso Spin-off, which are expected to be approved at separate extraordinary meetings of the shareholders of GSanborns and GCarso (respectively, the "Sanborns Approval Date" and the "Carso Approval Date", each an "Approval Date"). The Spin-offs will affect GCarso and GSanborns shareholders as follows:

- Beginning on the Sanborns Approval Date, each holder of GSanborns shares will also be deemed to own an equal number of shares of Tenedora.
- Beginning on the Carso Approval Date, each holder of GCarso shares, each holder of *certificados de participación ordinaria* ("CPOs") representing shares and each holder of ADSs representing CPOs will be deemed to own an equal number of shares of U.S. Commercial.

U.S. Commercial and Tenedora shares will not be delivered to shareholders and will not trade separately from either GSanborns or GCarso shares until the delivery dates (respectively, the "Sanborns Delivery Date" and the "Carso Delivery Date", each a "Delivery Date") that will be determined by the Board of Directors of each company. The Sanborns Delivery Date and the Carso Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Sanborns Approval Date and the Carso Approval Date, respectively.

No consideration will be paid to GCarso, GSanborns, U.S. Commercial or Tenedora for the shares and ADSs issued as a consequence of the Spin-offs. Beginning on the Sanborns Delivery Date and the Carso Delivery Date, GSanborns and GCarso expect that the Tenedora shares and the U.S. Commercial shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

Following the Spin-offs, the Merger of Tenedora into U.S. Commercial will be submitted to shareholders for approval at separate extraordinary meetings of the shareholders of both companies.

NEITHER GCARSO NOR GSANBORNS IS ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND GCARSO OR GSANBORNS A PROXY.

GCarso and GSanborns are furnishing this Information Statement solely to provide information to shareholders of GCarso and GSanborns, who will receive shares of U.S. Commercial and Tenedora in connection with the Spin-offs and the Merger. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of GCarso or GSanborns.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described herein or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

GCarso and GSanborns have prepared this Information Statement to explain the Spin-offs to their shareholders, who will receive shares of U.S. Commercial and Tenedora as a result of the Spin-offs. In accordance with Mexican law, neither GCarso nor GSanborns will conduct any proxy solicitation for the extraordinary shareholders meetings called to approve the Spin-offs or the Merger. In accordance with the *estatutos* of GCarso, non-Mexican investors will not be permitted to vote at the shareholders meeting that will be held to approve the Carso Spin-off. Under the *estatutos* of Tenedora, non-Mexican investors will not be permitted to vote at the shareholders meeting that will be held to approve the Merger.

TABLE OF CONTENTS

Shareholder Inquiries 2
Summary 3
The Spin-offs 6
The Merger 10
Taxation 11
U.S. Commercial 13
GCarso 13
GSanborns 14
Controlling Shareholders of U.S. Commercial 14
Market Information 14
Additional Information 17
Forward-Looking Statements 17
Exhibit I-Pro Forma Financial Information of GCarso I-1
Exhibit II-Pro Forma Financial Information of GSanborns II-1

SHAREHOLDER INQUIRIES

Shareholders of GCarso with questions relating to the Spin-offs and distribution of the U.S. Commercial shares and the U.S. Commercial ADSs should contact GCarso at:

Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
Mexico
Distrito Federal, 14060
Telephone (525) 250 5077
Fax (525) 328 5893

Shareholders of GSanborns with questions relating to the Spin-offs and distribution of the Tenedora shares should contact GSanborns at:

Calvario No. 100
Col. Tlalpan
Mexico
Distrito Federal, 14000
Telephone (525) 325 9986
Fax (525) 325 9974

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

U.S. Commercial .... U.S. Commercial, a new Mexican corporation, will be established by GCarso to hold GCarso's shares of Tenedora and cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million. Subsequently, Tenedora will be merged into U.S. Commercial.

U.S. Commercial's interest in Tenedora will be equal to GCarso's interest in GSanborns on the Sanborns Approval Date. GCarso's interest in GSanborns varies from time to time, generally as a result of purchases of shares in the open market. As of the date of this information statement, GCarso owned approximately 80% of the total shares of GSanborns.

Tenedora .... Tenedora, a new Mexican corporation, will be established by GSanborns to hold GSanborns's indirect ownership interest in shares of CompUSA. Subsequently, Tenedora will be merged into U.S. Commercial.

GSanborns .... After the Sanborns Spin-off, GSanborns will continue to conduct its businesses as it does today, except for its investment in CompUSA.

GCarso .... After the Carso Spin-off, GCarso will continue to conduct its businesses and own its investments as it does today, except for its investment through GSanborns in CompUSA.

Capital Structure of U.S. Commercial .... U.S. Commercial will have one class of shares which will have full voting rights. If the Carso Spin-off had occurred on the date of this Information Statement, U.S. Commercial would have had 915,000,000 shares issued and outstanding less the shares held in treasury pursuant to the repurchase program of GCarso. The number of additional U.S. Commercial shares to be issued in the Merger will be determined at the shareholders meeting of U.S. Commercial approving the Merger.

Capital Structure of Tenedora .... Tenedora will have one class of shares which will have full voting rights. The number of Tenedora shares will be 1,130,000,000.

Under the *estatutos* of Tenedora, non-Mexican investors will not be permitted to own shares. Accordingly, Tenedora will establish a trust to hold the shares of Tenedora attributable to non-Mexican shareholders of GSanborns. Following the Merger, the trust will deliver to, or for the account of, such non-Mexican shareholders the U.S. Commercial shares issued for their account.

The Sanborns Spin-off and the Carso Spin-off .... The Sanborns Spin-off and the Carso Spin-off will each be conducted by means of the procedure under Mexican corporate law called *escisión* or "split-up".

Effective on the Sanborns Approval Date:

- Tenedora will be established as a separate company.
- The interest in CompUSA owned by GSanborns will be transferred to Tenedora from GSanborns, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.
- Each GSanborns shareholder will become the owner of the same number of Tenedora shares and will continue to own the same number of GSanborns shares.

Effective on the Carso Approval Date:

- U.S. Commercial will be established as a separate company.
- The shares of Tenedora owned by GCarso, as a result of the Sanborns Spin-off, will be transferred from GCarso to U.S. Commercial, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.
- Each GCarso shareholder will become the owner of the same number of U.S. Commercial shares and will continue to own the same number of GCarso shares.

Delivery of U.S. Commercial Shares .... U.S. Commercial shares will not be held or traded separately from GCarso shares until the Carso Delivery Date.

The Board of Directors of U.S. Commercial will determine the Carso Delivery Date, on which U.S. Commercial shares will be distributed to the holders of GCarso shares. The Carso Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Carso Approval Date.

Delivery of U.S. Commercial ADSs .... Beginning on the Carso Approval Date, each GCarso ADS will also represent the right to receive two U.S. Commercial shares.

U.S. Commercial will arrange with a U.S. depositary bank to issue new ADSs, each representing two U.S. Commercial shares. On a date (the "ADS Delivery Date") no earlier than the Carso Delivery Date, each record holder of GCarso ADSs will receive one U.S. Commercial ADSs for each GCarso ADS. The depositary for the GCarso ADSs will announce the ADS Delivery Date and the date for determining the right to receive U.S. Commercial ADSs (the "ADS Record Date").

Listing and Trading of U.S. Commercial Shares .... The U.S. Commercial shares will not trade separately from GCarso shares prior to the Carso Delivery Date. Beginning on the Carso Delivery Date, GCarso expects that the U.S. Commercial shares will trade on the Mexican Stock Exchange. Admission to listing and

trading will be subject to approval. The U.S. Commercial ADSs, like the GCarso ADSs, will not trade on any exchange or other organized market.

Delivery of Tenedora Shares........................ Tenedora shares will not be held or traded separately from GSanborns shares until the Sanborns Delivery Date.

The Board of Directors of Tenedora will determine the Sanborns Delivery Date, on which Tenedora shares will be distributed to holders of GSanborns shares. The Sanborns Delivery Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Sanborns Approval Date.

Listing and Trading of Tenedora Shares... The Tenedora shares will not trade separately from GSanborns shares prior to the Sanborns Delivery Date. Beginning on the Sanborns Delivery Date, GSanborns expects that the Tenedora shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

Shareholder Approval of the Spin-offs.. The Spin-offs require the affirmative vote of a majority of holders of GCarso and GSanborns shares at each of the shareholders meetings necessary to implement the Spin-offs. The controlling shareholders of GCarso and GSanborns intend to vote their shares in favor of the Spin-offs, so approval is assured without the affirmative vote of any other shareholder. No proxy solicitation will be conducted.

Certain Rights of Shareholders and Creditors.. Under limited circumstances, dissenting holders of GSanborns and GCarso shares may have the right to withdraw the capital represented by their shares. In addition, during the 45-day statutory period following each of the Sanborns Approval Date and the Carso Approval Date, the Sanborns Spin-off and the Carso Spin-off may be challenged in Mexican courts by any creditor of GSanborns or GCarso, respectively, or by any shareholder or group of shareholders representing at least 20% of the capital stock of GSanborns or GCarso, respectively.

Certain Tax Consequences.......................... The Spin-offs and the Merger are not taxable events for Mexican income tax purposes.

The Carso Spin-off and the Sanborns Spin-off are taxable distributions for U.S. federal income tax purposes that should be treated as having occurred (i) with respect to GSanborns shareholders, on the Sanborns Approval Date (ii) with respect to GCarso shareholders, on the Carso Approval Date.

Neither GSanborns nor GCarso has investigated the possible tax treatment of the Spin-offs or the Merger under the laws of any jurisdiction other than the laws of Mexico and U.S. federal law.

THE SPIN-OFFS

Overview

The Spin-offs, together with the subsequent Merger, will establish U.S. Commercial as a new Mexican corporation, independent of GCarso and GSanborns, which will own a 51% interest in CompUSA and cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million.

Neither GSanborns nor GCarso will own any capital stock of U.S. Commercial, nor will U.S. Commercial own any capital stock of either GSanborns or GCarso. U.S. Commercial will continue to be controlled by the same groups of shareholders that control GCarso and GSanborns. See "Controlling Shareholders of U.S. Commercial".

The Sanborns Spin-off will occur on the Sanborns Approval Date, which is expected to be on or around November 15, 2001. The Carso Spin-off will occur on the Carso Approval Date, which is expected to occur on or around November 21, 2001. There will be a statutory period of at least 45 days between the Carso Approval Date and the shareholders meetings at which U.S. Commercial shareholders and Tenedora shareholders approve the merger of Tenedora into U.S. Commercial.

The purpose of the Spin-offs and the Merger is to improve the financial and operating efficiency of GCarso and GSanborns and to enable the CompUSA controlling entity to manage and invest in the retailing sector in the U.S. without financial liabilities and with a healthy cash position to develop and support its operations. U.S. Commercial will own 51% of CompUSA, which sells technological solutions through its chain of retail stores in the United States of America. GCarso will continue to own controlling interests in GSanborns; Condumex, S.A. de C.V., which manufactures and markets products for the construction and energy markets and for the automobile and telecommunications industry; Nacobre, S.A. de C.V., a manufacturing company that produces copper and copper alloy products which are used in the construction, automobile and electrical industries, as well as aluminum products and PVC; Frisco, S.A. de C.V., which has operations in the railroad sector, chemical sector operations and mining sector operations; Porcelanite, S.A. de C.V., a producer of ceramic tiles; and Cigatam, S.A. de C.V., the tobacco company, which, in partnership with Phillip Morris, produces and markets cigarettes, including the Marlboro, Benson and Hedges and Delicados brands. GSanborns will continue to own its chain of 115 specialized Sanborns stores with retail and restaurant operations, 33 Sanborns Cafés, 59 music stores, 44 Sears stores and 110 "El Globo" bakery shops.

Shareholder Approval

The Board of Directors of GCarso and the Board of Directors of GSanborns each decided on September 3, 2001, to propose the Carso and Sanborns Spin-offs to their respective shareholders. The controlling shareholders of GCarso and GSanborns own shares in excess of the requisite majority required to approve the Spin-offs, and they intend to vote all their shares in favor of the Spin-offs. Accordingly, the approval of the Spin-offs is assured without the affirmative vote of any other shareholder.

Neither GCarso nor GSanborns is asking you for a proxy, and you are requested not to send GCarso or GSanborns a proxy. In accordance with Mexican law, notice of the extraordinary meetings will be given by publication in Mexican newspapers, and no proxy solicitation will be conducted for the meetings.

Description of the Spin-offs

The Sanborns Spin-off and the Carso Spin-off will be implemented using a procedure under Mexican corporate law called *escisión* or "split-up". In an *escisión*, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Sanborns Spin-off

The Sanborns Spin-off will be implemented by a single action of the shareholders of GSanborns at an extraordinary meeting establishing Tenedora and identifying the assets of GSanborns to be allocated to Tenedora. Effective immediately on the Sanborns Approval Date:

- Tenedora will be established as a separate company with a fully independent legal existence and full capacity to own and dispose of its assets. The initial Board of Directors of Tenedora will be elected at the same extraordinary meeting that approves the Sanborns Spin-off.
- The interest in CompUSA owned by GSanborns will be transferred to Tenedora, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $50 million.
- Each GSanborns shareholder will become the owner of the same number of Tenedora shares and will continue to own the same number of GSanborns shares.
- Tenedora shares will not trade separately from GSanborns shares until the Sanborns Delivery Date.

The Carso Spin-off

The Carso Spin-off will be implemented by a single action of the shareholders of GCarso at an extraordinary meeting establishing U.S. Commercial and identifying the assets of GCarso to be allocated to U.S. Commercial. The Carso Approval Date is expected to occur approximately one week after the Sanborns Approval Date. Effective immediately on the Carso Approval Date:

- U.S. Commercial will be established as a separate company with a fully independent legal existence and full capacity to own and dispose of its assets. The initial Board of Directors of U.S. Commercial will be elected at the same extraordinary meeting that approves the Carso Spin-off.
- The shares of Tenedora owned by GCarso, as a result of the Sanborns Spin-off, will be transferred from GCarso to U.S. Commercial, together with cash in Mexican pesos in an amount approximately equivalent to U.S. $150 million.
- Each GCarso shareholder will become the owner of the same number of U.S. Commercial shares and will continue to own the same number of GCarso shares.

The Delivery of Shares of Tenedora and U.S. Commercial

The right of GSanborns shareholders to receive Tenedora shares will be represented by GSanborns shares until the Sanborns Delivery Date. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Tenedora shares separately from GSanborns shares until the Sanborns Delivery Date.

The right of GCarso shareholders to receive U.S. Commercial shares will be represented by GCarso shares or CPOs from the Carso Approval Date until the Carso Delivery Date. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, U.S. Commercial shares separately from GCarso shares until the Carso Delivery Date.

The Sanborns Delivery Date and the Carso Delivery Date will be established by the Board of Directors of Tenedora and U.S. Commercial, respectively, following the expiration of the period during which the relevant spin-off may be challenged under Mexican corporate law. See "Judicial Proceedings to Challenge the Sanborns Spin-off and the Carso Spin-off". GSanborns and GCarso currently expect that Tenedora and U.S. Commercial will be able to announce their respective Delivery Dates during the months of March or April, 2002, although no assurances can be given that such an announcement will be made by such time.

Under the *estatutos* of GCarso, ownership of GCarso shares is limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who purchase GCarso shares hold them in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. U.S. Commercial will not have an analogous provision in its *estatutos*, and as a result, holders of GCarso CPOs will receive U.S. Commercial shares instead of CPOs.

Under the *estatutos* of Tenedora, ownership of Tenedora shares will be limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who hold shares of GSanborns will not be permitted to own shares of Tenedora. Accordingly, Tenedora will establish a trust with *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa* to hold the shares of Tenedora attributable to non-Mexican shareholders of GSanborns (the "Trust"). Following the Merger, the Trust will deliver to, or for the account of, such non-Mexican shareholders the U.S. Commercial shares issued for their account.

Delivery will generally be made by book entry annotation in the shareholder list maintained by *S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores* ("Indeval"), which is the clearing system for securities traded on the Mexican Stock Exchange.

Beginning on the Sanborns Delivery Date, it is expected that:

- Tenedora shares will commence trading on the Mexican Stock Exchange;
- GSanborns shares will trade on the Mexican Stock Exchange without the Tenedora shares; and
- shareholders will be able to deliver Tenedora shares separately from GSanborns shares.

Beginning on the Carso Approval Date, it is expected that:

- U.S. Commercial shares will commence trading on the Mexican Stock Exchange;
- GCarso shares will trade on the Mexican Stock Exchange without the U.S. Commercial shares; and
- shareholders will be able to deliver U.S. Commercial shares separately from GCarso shares.

Effects of the Spin-offs on Holders of GCarso ADSs

From the Carso Approval Date until the ADS Delivery Date, each GCarso ADS will represent, in addition to two GCarso shares, ownership of two U.S. Commercial shares to be delivered on the ADS Delivery Date.

U.S. Commercial will arrange with a U.S. depositary bank to issue ADSs, each representing two U.S. Commercial shares. Before any U.S. Commercial ADSs are issued and delivered, U.S. Commercial must (a) establish an exemption from the registration requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder and (b) have an effective registration statement on Form F-6 for the ADSs. When these conditions have been met, but not before the Carso Delivery Date, the depositary bank will establish the ADS Delivery Date on which U.S. Commercial ADSs will be issued and distributed to each record holder of GCarso ADSs at the close of business (New York time) on the ADS Record Date. The U.S. regulatory conditions to the distribution of U.S. Commercial ADSs may not be satisfied before the Carso Delivery Date, so the issuance of U.S. Commercial ADSs may be delayed until after the Carso Delivery Date.

Persons holding GCarso ADSs through the facilities of The Depository Trust Company ("DTC") will receive the distribution of U.S. Commercial ADSs by book entry only, through the facilities of DTC. Persons holding GCarso ADSs directly will receive the distribution of U.S. Commercial ADSs in the form of certificated American Depositary Receipts ("ADRs") representing U.S. Commercial ADSs. These ADRs will be mailed to direct holders of GCarso ADSs on or as soon as practicable after the ADS Delivery Date. Persons holding GCarso ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the ADSs.

Certain Relationships between GCarso and U.S. Commercial

Under Mexican law, GCarso will remain jointly and severally liable for the obligations of GCarso assumed by U.S. Commercial pursuant to the Carso Spin-off for a period of three years beginning on the Carso Approval Date. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving GCarso of such liability and approving the Carso Spin-off.

The separation of U.S. Commercial from GCarso and the transfer of assets to U.S. Commercial will be effected by the action of the GCarso shareholders at the extraordinary shareholders meeting approving the Carso Spin-off. Following the Carso Spin-off, neither GCarso nor U.S. Commercial will own any capital stock of the other. There may, however, be limited contractual relationships between GCarso and U.S. Commercial to implement the Carso Spin-off and to provide for transitional services to U.S. Commercial. Under Mexican law and applicable shareholder resolutions, GCarso and U.S. Commercial will be obligated to further ensure that the purposes of the Carso Spin-off are fully achieved.

Certain Relationships Among GSanborns, Tenedora and U.S. Commercial

Under Mexican law, GSanborns will remain jointly and severally liable for the obligations of GSanborns assumed by Tenedora pursuant to the Sanborns Spin-off for a period of three years beginning on the Sanborns Approval Date. GSanborns will not remain liable for any obligation to a person or entity that has given its express consent relieving GSanborns of such liability and approving the Sanborns Spin-off.

The separation of Tenedora from GSanborns and the transfer of assets to Tenedora will be effected by the action of the GSanborns shareholders at the extraordinary shareholders meeting approving the Sanborns Spin-off. Following the Sanborns Spin-off, neither GSanborns nor Tenedora will own any capital stock of the other. Under Mexican law and applicable shareholder resolutions, GSanborns and Tenedora will be obligated to further ensure that the purposes of the Sanborns Spin-off are fully achieved, and as a result of the Merger, U.S. Commercial will succeed to the rights and obligations of Tenedora in this regard.

Approvals and Consents

Promptly following the Sanborns Approval Date and the Carso Approval Date, the shareholders resolutions from the extraordinary meetings of GSanborns and GCarso shareholders will be notarized, registered in the Mexican Public Registry of Commerce and published in the *Diario Oficial de la Federación* (Official Gazette). Following the registration and publication of each decision, Mexican law provides for a period of 45 days during which the Sanborns Spin-off or the Carso Spin-off may be challenged by certain parties, as described below. The Merger will not take place before the end of this period.

In connection with the Spin-offs, GCarso, GSanborns and certain of their subsidiaries may require consents from certain creditors. GCarso and GSanborns do not expect that all of these consents will be obtained prior to implementing the successive transactions that comprise the Spin-off and it is possible that some of them will be obtained only after a long period of time, or not at all. Failure to obtain consents from creditors could result in GCarso, GSanborns or their subsidiaries being in default under certain of their respective debt obligations.

Where obligations of GSanborns or GCarso will be transferred to Tenedora or U.S. Commercial, consent of the relevant creditors will be required in order for Tenedora or U.S. Commercial to succeed to the rights and obligations of GSanborns or GCarso. In these cases, failure to obtain consent from creditors may require that GSanborns or GCarso remain liable for certain obligations of Tenedora or U.S. Commercial, including indebtedness and credit support limited to certain subsidiaries and affiliates of U.S. Commercial. Tenedora will agree to indemnify GSanborns against liabilities of this kind, and U.S. Commercial will agree to indemnify GCarso against liabilities of this kind.

In addition, the Spin-offs and the Merger will require clearance from the Mexican competition authorities.

Withdrawal Rights

Under Mexican corporate law, a holder of GCarso or GSanborns shares may, as a result of the spin-off of U.S. Commercial or Tenedora, have the right to withdraw the capital represented by its GCarso or GSanborns shares. In order to exercise the right of withdrawal, a shareholder must vote against the spin-off at the extraordinary shareholders meeting at which it is approved, and then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of the extraordinary meeting. A shareholder who has complied with these steps is entitled to reimbursement of its shares in proportion to the net assets of GCarso or GSanborns, as the case may be, as reflected on the most recent annual balance sheet that has been approved by the shareholders.

Judicial Proceedings to Challenge the Sanborns Spin-off or the Carso Spin-off

Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders resolutions approving each of the Carso Spin-off and the Sanborns Spin-off, any shareholder or group of shareholders representing at least 20% of the entire capital stock of GCarso or GSanborns, or any creditor of GCarso or GSanborns, may commence judicial proceedings in Mexican courts to challenge the spin-off. In connection with such a challenge, a court may temporarily suspend such spin-off, if the party bringing the proceedings posts bond as security for damages and losses which might be suffered by GCarso or GSanborns as a result of the challenge. The suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between the challenging party and GCarso or GSanborns, as the case may be. Once the period has expired and the by-laws of U.S. Commercial and Tenedora have been notarized and registered in the Public Registry of Commerce, such spin-off may no longer be challenged by creditors or shareholders. GCarso and GSanborns do not expect that the shares of Tenedora or U.S. Commercial will be delivered to shareholders prior to the end of the 45-day period. Moreover, GCarso and GSanborns do not expect that the Merger will take place prior to the end of the 45-day period following the Carso Approval Date. See "Approvals and Consents".

The legal grounds on which an *escisión* may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. GCarso and GSanborns are unable to anticipate whether any party will challenge either the Carso Spin-off or the Sanborns Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose.

THE MERGER

The Merger will be implemented by the actions of the shareholders of Tenedora and U.S. Commercial at extraordinary meetings of the shareholders of Tenedora and U.S. Commercial approving the Merger (the "Merger Approval Date"). The Merger Approval Date is expected to occur at least 45 days after the Carso Approval Date. Effective immediately on the Merger Approval Date:

- U.S. Commercial will indirectly own the 51% interest in CompUSA now owned by GSanborns.
- Each Tenedora shareholder will become the owner of U.S. Commercial shares at a ratio to be determined at the relevant shareholders meeting.

. The controlling shareholders of GCarso, who also directly or indirectly control or will control GSanborns, U.S. Commercial and Tenedora, intend to cause the shares they control to be voted in favor of the Merger, so approval of the Merger is assured without the affirmative vote of any other shareholder. In accordance with Mexican law, no proxy solicitation will be conducted.

Non-Mexican investors in Tenedora, who will not be permitted to own shares of Tenedora under the *estatutos* of Tenedora, will hold their shares through the Trust. Following the Merger, the Trust will deliver to, or for the account of, such non-Mexican beneficial owners the U.S. Commercial shares issued for their account. Non-

Mexican beneficial owners of Tendora shares will not be permitted to vote at the shareholders meeting to approve the Merger.

TAXATION

Mexican Tax Consequences

The following discussion summarizes the principal Mexican tax consequences of the Spin-offs and the Merger to a holder of GCarso shares, GCarso ADSs or GSanborns shares who does not reside in Mexico for purposes of Mexican taxation (a "non-Mexican holder"), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the holders of GCarso shares, GCarso ADSs or GSanborns shares.

The receipt by non-Mexican holders of U.S. Commercial shares or U.S. Commercial ADSs in connection with the Carso Spin-off will not be subject to Mexican personal income tax, corporate income tax or capital gains tax. Nor will the receipt by non-Mexican holders of Tenedora shares be subject to Mexican personal income tax, corporate income tax or capital gains tax. The receipt by non-Mexican holders of U.S. Commercial shares in connection with the Merger will not be subject to Mexican personal income tax, corporate income tax or capital gains tax.

GSanborns will not be subject to Mexican income tax on the transfer of assets to Tenedora in the Sanborns Spin-off, and GCarso will not be subject to Mexican income tax on the transfer of assets to U.S. Commercial in the Carso Spin-off, provided that at least 51% of the aggregate issued and outstanding shares of GSanborns and Tenedora, or GCarso and U.S. Commercial, as the case may be, are not transferred for a period of one year after the Mexican tax authorities have been notified of such spin-off. GSanborns and GCarso intend to notify the tax authorities within the month following the date of the shareholders meeting, and the holders of more than 51% of the aggregate issued and outstanding shares of GSanborns and GCarso as of the date of this Information Statement have informed GSanborns and GCarso that they intend to comply with the one-year restriction on transfer.

For purposes of Mexican taxation, a natural person resides in Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 consecutive or nonconsecutive days in any calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity resides in Mexico for Mexican tax purposes if it was incorporated in Mexico, or has its principal administrative office or the effective location of its management is in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate otherwise. If a non-resident of Mexico has a permanent establishment or fixed base in Mexico, he or she will be subject to Mexican taxes, in accordance with applicable Mexican tax laws.

There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of GCarso shares, Carso ADSs or GSanborns shares in connection with the Spin-offs or the Merger.

United States Taxation

This summary describes the principal U.S. federal income tax consequences of the Sanborns Spin-off, the Carso Spin-off and the subsequent Merger of Tenedora with and into U.S. Commercial. It does not purport to be a comprehensive description of all the tax consequences of the two Spin-offs and the Merger that may be relevant to a holder of the GCarso shares, CPOs or ADSs or the GSanborns shares. This summary applies only to holders of GCarso shares, CPOs or ADSs and holders of GSanborns shares holding their respective securities as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the shares of GCarso (whether held directly or through CPOs, ADSs or a combination thereof) or GSanborns, tax-exempt organizations, financial institutions, holders accounting for their investment in GCarso shares, CPOs or ADSs or investment in GSanborns shares on a mark-to-market basis, and all persons holding any such securities in a hedging transaction or as part of a straddle or conversion transaction.

Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences of applicable Spin-off and the Merger, as the case may be, arising under foreign, state or local laws.

In this discussion references to a "U.S. Holder" are to a holder of GCarso shares, CPOs, ADSs, GSanborns shares or Tenedora shares, as the case may be, (i) that is a citizen or resident of the United States of America, or (ii) that is a corporation organized under the laws of the United States or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net income basis with respect to the GCarso shares, CPOs, ADSs, GSanborns shares or Tenedora shares, as the case may be.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of CPOs or ADSs will be treated as owners of the GCarso shares represented by such CPOs or ADSs.

Both the GSanborns Spin-off and the GCarso Spin-off are taxable events for U.S. federal income tax purposes that should be treated as having occurred on their respective Approval Dates – that is, the dates on which the GSanborns and GCarso shareholders became the deemed owners of the Tenedora shares and the U.S. Commercial shares, respectively, under Mexican law. U.S. Holders therefore should be treated as having received a taxable distribution of the Tenedora shares or the U.S. Commercial shares, as the case may be, on their respective Approval Dates, and should not be considered to have a subsequent taxable distribution on the applicable Delivery Date for the Tenedora shares or the U.S. Commercial shares.

The amounts of the distributions of the Tenedora shares and the U.S. Commercial shares to U.S. Holders will equal the fair market values of the Tenedora shares and the U.S. Commercial shares, respectively, deemed received as of the applicable Approval Date. The determination of fair market values of the Tenedora shares and the U.S. Commercial shares as of the applicable Approval Date will be uncertain, because those shares will not trade separately from the GSanborns shares and the GCarso shares, respectively, until the applicable Delivery Date. U.S. Holders are advised to consult with their own tax advisors as to the determination of the fair market values of the Tenedora shares or the U.S. Commercial shares, as the case may be, as of the applicable Approval Dates.

The distributions of the Tenedora shares and the U.S. Commercial shares generally would be treated as (i) first, ordinary dividend income to U.S. Holders to the extent of GSanborns's or GCarso's current or accumulated earnings and profits, respectively (calculated under U.S. federal income tax principles); (ii) second, as a reduction in the U.S. Holder's tax basis in its GSanborns shares or GCarso shares, respectively, until the U.S. Holder's basis is reduced to zero; and (iii) third, as gain from the sale or exchange of the GSanborns shares or GCarso shares, respectively (which gain will generally be long-term capital gains if such U.S. Holder has held such shares for over one year). Nevertheless, because neither GSanborns nor GCarso is able to determine its earnings and profits (under U.S. federal income tax principles), U.S. Holders generally should assume that the distributions of the Tenedora shares and the U.S. Commercial shares will be ordinary income in their entirety. A U.S. Holder that is a corporation will not be entitled to a dividends received deduction with respect to either of the distributions. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes.

The proposed Merger of Tenedora with and into U.S. Commercial is intended to constitute a tax-free reorganization for U.S. Holders exchanging the Tenedora shares for U.S. Commercial shares, but no assurance can be given that the Merger will be treated as such for U.S. federal income tax purposes. If the Merger is a taxable transaction, U.S. Holders would be taxable on their gain, if any, to the extent that the fair market value (as of the Merger Approval Date) of the U.S. Commercial shares that they receive exceeds their tax basis in their Tenedora shares.

U.S. COMMERCIAL

Following the Merger, U.S. Commercial will be a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Miguel de Cervantes Saavedra No. 255, Col. Ampliación Granada, Mexico Distrito Federal, 14060. The telephone number of U.S. Commercial at this location is (525) 250 5077.

U.S. Commercial will indirectly hold 51% of the shares of CompUSA and will initially have cash in Mexican pesos in an amount approximately equivalent to U.S. $200 million. For a description of the business and operations of U.S. Commercial, shareholders should refer to the *folleto informativo* to be filed with the Bolsa Mexicana de Valores, S.A. de C.V. (the "Bolsa") on behalf of U.S Commercial in connection with the registration of its shares under Mexican law, which is hereby incorporated by reference in this Information Statement. The *folleto informativo* will be filed at the time of registration, which will occur at or around the Carso Delivery Date, and will be available on the website of the Bolsa at www.bmv.com.mx.

Investment in CompUSA

As of the date of this Information Statement, GSanborns indirectly owned 51% of the voting shares of CompUSA. Following the Sanborns Spin-off, Tenedora will indirectly own this 51% of the voting shares of CompUSA. As of the date of this Information Statement, GCarso owned 80% of the voting shares of GSanborns. Following the Carso Spin-off, U.S. Commercial will own 80% of the voting shares of Tenedora, and GCarso will continue to own 80% of the voting shares of GSanborns. Following the Merger, US. Commercial Corp. will own 51% of the voting shares of CompUSA.

Capital Structure of U.S. Commercial

U.S. Commercial will have one class of shares which will have full voting rights. If the Spin-off had occurred on the date of this information statement, U.S. Commercial would have had 915,000,000 shares issued less the shares held in treasury pursuant to the repurchase program of GCarso. The number of additional U.S. Commercial shares to be issued in the Merger will be determined at the shareholders meeting of U.S. Commercial approving the Merger.

The U.S. Commercial shares will have full voting rights. Under the *estatutos* of GCarso, non-Mexican investors who purchase GCarso shares are required to hold them in the form of CPOs. U.S. Commercial will not have an analogous provision in its *estatutos*, and as a result, holders of GCarso CPOs will receive U.S. Commercial shares instead of CPOs.

GCARSO

GCarso is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Miguel de Cervantes Saavedra No. 255, Mexico D.F., Mexico. The telephone number of GCarso at this location is (525) 250 5077. For a detailed description of the businesses and operations of GCarso, shareholders should refer to the annual report of GCarso for the fiscal year ending December 31, 2000, which (i) has been filed with the Bolsa and is available on the Bolsa's website at www.bmv.com.mx. (ii) will be submitted to the Securities and Exchange Commission (the "Commission") pursuant to rule 12g3-2(b). For financial information about GCarso for the nine months ending September 30, 2001, shareholders should refer to the interim reports of GCarso dated March 31, June 30, and September 30, 2001 which (i) have been filed with the Bolsa and are available on the Bolsa's website at www.bmv.com.mx., and (ii) will be submitted to GCarso with the Commission pursuant to rule 12g3-2(b).

GCarso will continue to own controlling interests in GSanborns; Condumex, S.A. de C.V., which manufactures and markets products for the construction and energy markets and for the automobile and telecommunications industry; Nacobre, S.A. de C.V., a manufacturing company that produces copper and copper alloy products which are used in the construction, automobile and electrical industries, as well as aluminum products and PVC; Frisco, S.A. de C.V., which has operations in the railroad sector, chemical sector operations and mining sector operations; Porcelanite, S.A. de C.V., a producer of ceramic tiles; and Cigatam, S.A. de C.V., the tobacco company, which, in partnership with Phillip Morris, produces and markets cigarettes, including the Marlboro, Benson and Hedges and Delicados brands.

A pro forma unconsolidated balance sheet dated as of June 30, 2001, of GCarso showing the effects of the Carso Spin-off is attached hereto as Exhibit I. In addition, in connection with the registration of U.S. Commercial, GCarso will publish pro forma consolidated financial statements of GCarso and GSanborns, and such statements are hereby incorporated by reference in this Information Statement.

GSANBORNS

GSanborns is a *sociedad anónima de capital variable* organized under the laws of Mexico with its principal executive offices at Calvario No. 100, Mexico D.F., Mexico. The telephone number of GSanborns at this location is (525) 325-9986. For a detailed description of the businesses and operations of GSanborns, shareholders should refer to the annual report of GSanborns for the fiscal year ending December 31, 2000, which has been filed with the Bolsa and which is available on the Bolsa's website at www.bmv.com.mx. For financial information about GSanborns for the nine months ending September 30, 2001, shareholders should refer to the interim report of GSanborns dated March 31, June 30 and September 30, 2001, which have been filed with the Bolsa and are available on the Bolsa's website at www.bmv.com.mx.

After the Sanborns Spin-off, GSanborns will continue to operate its chain of 115 specialized Sanborns stores with retail and restaurant operations, 33 Sanborns Cafés, 59 music stores, 44 Sears stores and 110 "El Globo" bakery shops. Approximately 80% of the shares of GSanborns are owned by GCarso.

A pro forma unconsolidated balance sheet dated as of June 30, 2001, of GSanborns showing the effects of the Sanborns Spin-off is attached hereto as Exhibit II. In addition, in connection with the registration of U.S. Commercial, GCarso will publish pro forma consolidated financial statements of GCarso and GSanborns, and such statements are hereby incorporated by reference in this Information Statement.

CONTROLLING SHAREHOLDERS OF U.S. COMMERCIAL

Carlos Slim Helú and members of his immediate family beneficially own a majority of the shares of GCarso and, following the U.S. Commercial Spin-off, will beneficially own a majority of the shares of U.S. Commercial. GCarso is not aware of any other holders of greater than five percent.

MARKET INFORMATION

U.S. Commercial

There is no trading market for the U.S. Commercial shares or the U.S. Commercial ADSs and there can be no assurances as to the establishment or continuity of any such market. GCarso currently intends to seek approval for the listing of the U.S. Commercial shares on the Mexican Stock Exchange. Prices at which the U.S. Commercial shares and U.S. Commercial ADSs may trade after the Carso Delivery Date and after the Merger cannot be predicted.

The U.S. Commercial shares and U.S. Commercial ADSs received pursuant to the Carso Spin-off will be freely transferable, except for U.S. Commercial shares and U.S. Commercial ADSs received by any person who may be deemed an "affiliate" of U.S. Commercial within the meaning of Rule 144 ("Rule 144") under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of U.S. Commercial after the Carso Spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, U.S. Commercial, and may include the directors and principal executive officers of U.S. Commercial as well as any principal shareholder of U.S. Commercial. Persons who are affiliates of U.S. Commercial will be permitted to sell their U.S. Commercial shares and U.S. Commercial ADSs received pursuant to the Carso Spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Except for the U.S. Commercial shares and U.S. Commercial ADSs issued in connection with the Spin-offs and the Merger, no securities of U.S. Commercial will be outstanding as of or immediately following the Spin-offs

and the Merger. U.S. Commercial will submit materials to the Commission to establish an exemption from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

GSanborns intends to seek approval for the listing of the Tenedora shares on the Mexican Stock Exchange. The Tenedora shares will trade only from the Sanborns Delivery Date until the effective date of the Merger, when Tenedora shares will be exchanged for shares of U.S. Commercial. There can be no assurance that there will be a liquid market for Tenedora shares. Under the *estatutos* of Tenedora, ownership of Tenedora shares will be limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who hold shares of GSanborns will not be permitted to own shares of Tenedora, and the shares of Tenedora attributable to them will be held by the Trust. Following the Merger, the Trust will deliver to or for the account of such non-Mexican shareholders the U.S. Commercial shares issued for their account.

GCarso

GCarso shares are traded on the Mexican Stock Exchange. Under the *estatutos* of GCarso, ownership of GCarso shares is limited to persons who qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors who purchase GCarso shares hold them in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. GCarso common share ADSs are issued by Citibank, N.A. as depositary. On October 16, 2001, there were 890,250,000 GCarso shares outstanding, of which 30,341,692 shares were represented by GCarso common share ADSs held by 66 holders with registered addresses in the United States. GCarso is exempt from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

The table below sets forth, for the periods indicated, the reported high and low sales prices for the GCarso shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per GCarso share)	
	High	**Low**
Annual highs and lows		
2000	50.70	21.00
1999	49.05	24.50
1998	56.00	20.30
1997	66.10	38.30
1996	41.70	20.85
Quarterly highs and lows		
2001:		
First quarter	30.10	20.70
Second quarter	28.35	20.80
2000		
First quarter	50.70	33.50
Second quarter	36.60	25.00
Third quarter	39.50	28.00
Fourth quarter	31.60	21.00

GSanborns

GSanborns shares are traded on the Mexican Stock Exchange. On October 25, 2001, there were 955,272,923 GSanborns shares outstanding, of which GCarso owned approximately 80%.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the GSanborns shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange (pesos per GSanborns share)	
	High	**Low**
Annual highs and lows		
2000	24.60	11.50
1999	23.10	12.50
Quarterly highs and lows		
2001:		
First quarter	15.60	11.28
Second quarter	13.60	10.00
2000		
First quarter	24.60	18.70
Second quarter	20.50	13.90
Third quarter	18.60	13.40
Fourth quarter	16.50	11.50

The Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is generally open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the GCarso shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico, nor is it expected to apply to the U.S. Commercial shares.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of GCarso and GSanborns, are on deposit with *Indeval*. It is expected that the Tenedora and U.S. Commercial shares will be on deposit with *Indeval* as well.

ADDITIONAL INFORMATION

U.S. Commercial will seek to establish an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. In accordance therewith, it will submit to the Commission whatever information it has, from the beginning of its fiscal year, (a) made public pursuant to Mexican law, (b) filed with a stock exchange that makes such information public or (c) distributed to its security holders. After the Carso Spin-off, such documents will be available to be inspected and copied at the public reference facilities of the Commission. In order to maintain the exemption, U.S. Commercial will be required to furnish, to the Commission whatever information is made public, filed or distributed (or is or required to be made public, filed or distributed) as described above.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Information Statement are forward-looking. These forward-looking statements relate to competition, trends and anticipated developments in the computer industry and the Mexican, Latin American and global economies. In addition, GCarso, GSanborns, Tenedora or U.S. Commercial may make forward-looking statements in future filings with the Commission and in written material, press releases and oral statements issued by or on behalf of them. Forward-looking statements include statements regarding a company's intent, belief or current expectations or those of its officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues", or similar expressions or comparable terminology) with respect to various matters.

It is important to note that actual results of GCarso, GSanborns, Tenedora or U.S. Commercial could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in Mexico and elsewhere, inflation rates, exchange rates and exchange controls in Mexico, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to GCarso or GSanborns on the date hereof. Neither GCarso nor GSanborns undertakes to update any information or forward-looking statement that may be made by it or on its behalf, in this Information Statement or otherwise, except in the normal course of its respective public disclosures.

No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by GCarso or GSanborns.

Each of Tenedora and U.S. Commercial will file an application with the Mexican National Banking and Securities Commission to register its Shares in the Mexican Securities Registry maintained by the Mexican National Banking and Securities Commission, and to permit the transactions mentioned in this Information Statement. This registration and permission does not imply any certification as to the investment quality of the shares of Tenedora or U.S. Commercial, the solvency of either company, or the accuracy or completeness of the information contained herein.

EXHIBITS

Translation of a pro forma financial statement originally issued in Spanish

Grupo Carso, S.A. de C.V.

Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Current assets:			
Cash and marketable securities	$ 2,264,162	$ 1,363,500	$ 900,662
Accounts receivable	197,936	-	197,936
Total current assets	2,462,098	1,363,500	1,098,598
Investment in shares of subsidiaries and associated companies	24,483,866	3,790,080	20,693,786
Equipment, net	1,496	-	1,496
Other assets, net	289,805	-	289,805
Goodwill, net	74,541	-	74,541
	$ 27,311,806	$ 5,153,580	$ 22,158,226
Liabilities and stockholders' equity			
Current liabilities:			
Financial debt	$ 1,936,822	$ -	$ 1,936,822
Accounts payable and accrued liabilities	29,638	3,249	26,389
Total current liabilities	1,966,460	3,249	1,963,211
Deferred income taxes	1,435,103	-	1,435,103
Total liabilities	3,401,563	3,249	3,398,314
Stockholders' equity:			
Paid-in capital-			
Capital stock	1,360,291	340,073	1,020,218
Restatement of capital stock	5,479,465	1,369,866	4,109,599
Additional paid-in capital	2,461,170	615,293	1,845,877
	9,300,926	2,325,232	6,975,694
Other capital-			
Reserve for repurchase of own shares	2,822,064	705,516	2,116,548
Retained earnings	41,790,149	2,119,583	39,670,566
Cumulative effect of deferred income taxes	(6,204,576)	-	(6,204,576)
Cumulative effect of restatement	(25,100,694)	-	(25,100,694)
Net result for the period	1,302,374	-	1,302,374
Total stockholders' equity	23,910,243	5,150,331	18,759,912
	$ 27,311,806	$ 5,153,580	$ 22,158,226

The accompanying notes are an integral part of this pro forma balance sheet.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1 Explanation added for translation into English:

The accompanying pro forma financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2 Activities of the Company:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and the leasing and management of commercial real estate "malls".

The Company is managed by Servicios Administrativos Lava, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

3 Restructuring:

The Company carried out a corporate restructuring, as follows:

(a) In January 2001, the following subsidiaries of Industrias Nacobre, S. A. de C. V.: Nacional de Cobre, S. A. de C. V., Cobrecel, S. A. de C. V., Conexiones Nacobre, S. A. de C. V., Mefusa, S. A. de C. V., Conectores Nacobre, S. A. de C. V. and Fundidora Nacobre, S. A. de C. V. (merged companies) merged with Cupro San Luis, S. A. de C. V. (merging company). In March 2001, Cupro San Luis, S. A. de C. V. changed its corporate name to Nacional de Cobre, S. A. de C. V. In April 2001, the following subsidiary of Grupo Calinda, S. A. de C. V.: Hotel Internacional, S. A. de C. V. (merged company) merged with Castilleja, S. A. DE C. V. (merging company).

(b) In April 2001, Grupo Condumex, S.A. de C.V. acquired 70% of the shares representing the capital stock of KB/TEL Telecomunicaciones, S.A. de C.V., which is engaged in the transmission of communications through wide band. Derived from this operation, a negative goodwill of $14,666 was recorded.

As a result of the transactions mentioned above, the following are the subsidiaries over which the Company has control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00

Expressed in thousands of Mexican pesos with purchasing power as of that date

	Ownership %		
Company	Direct	Indirect	Total
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.47	0.25	79.72
Tenedora U.S., S.A. de C.V.	79.47	0.25	79.72
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93
Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

4 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the Company adopted the regulations of revised Bulletin C-2, "Financial Instruments". This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial instruments contracted be recorded as assets and liabilities, thus affecting the comprehensive result of financing. The financial instruments that have been designated and effectively function as a hedging of assets or liabilities or future transactions will affect the assets or liabilities or the corresponding transactions when they are realized, settled or occur, respectively.

(b) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.
In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

- *Balance sheet:*

Equipment is originally recorded at its acquisition and/or construction cost and is restated using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in subsidiaries and associated companies is recorded under the equity method, based on the audited financial statements of the subsidiaries and associated companies, restated on the same basis as those of CARSO.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date generated.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

- *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Costs, expenses and revenues that are associated with a nonmonetary item are restated based on the value of the corresponding assets and liabilities.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at period end with the corresponding factor.

(c) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of that date

(d) Investment in subsidiaries and associated companies -

The main investment in subsidiaries and associated companies is as follows:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Inmuebles Cantabria, S.A. de C.V.	$ 2,277,992	$ -	$ 2,277,992
Servicios Administrativos Lava, S.A. de C.V.	4,628	-	4,628
Proveedora Inbursa, S.A. de C.V.	4,530	-	4,530
Grupo Sanborns, S.A. de C.V.	3,088,649	-	3,088,649
Tenedora, U.S., S.A. de C.V.	3,790,080	3,790,080	-
Corporación Industrial Llantera, S.A. de C.V.	1,344,957	-	1,344,957
Empresas Frisco, S.A. de C.V.	529,249	-	529,249
Porcelanite, S.A. de C.V.	1,639,044	-	1,639,044
Servicios Corporativos Cigatam, S.A. de C.V.	12,380	-	12,380
Industrias Nacobre, S.A. de C.V.	3,654,227	-	3,654,227
Grupo Condumex, S.A. de C.V.	6,106,289	-	6,106,289
Grupo Calinda, S.A. de C.V.	728,571	-	728,571
Carso, LLC	332,211	-	332,211
Grupo Industrial Carso, S.A. de C.V.	33	-	33
Consorcio Bosques, S.A. de C.V.	651,075	-	651,075
Eficorp, S.A. de C.V.	3,101	-	3,101
Philip Morris México, S.A. de C.V.	221,751	-	221,751
Organización Recuperadora de Cartera, S.A. de C.V.	95,099	-	95,099
	$ 24,483,866	$ 3,790,080	$ 20,693,786

The amount to spin off represents 79.46847% of $4,769,288 of the investment made in the new spun-off company (Tenedora, U.S., S. A. de C. V.) of Grupo Sanborns, S. A. de C. V.

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

(e) Investment in shares of associated companies-

They represent 49.99% of the shares acquired of Philip Morris México, S.A. de C.V. and 10.00% of the shares of Organización Recuperadora de Cartera, S. A. de C. V., which have been recorded under the equity method.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimated that additional benefits will be generated from the investment. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. As of June 30, 2001, goodwill was represented mainly by the acquisition of shares of Condumex, S.A. de C.V. The amortized amount of goodwill at June 2001 amounted to $55,902.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired. As of June 30, 2001, the amortization of goodwill amounted to $5,606.

The amortization of goodwill and negative goodwill is based on restated values.

(g) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(h) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

The foreign currency hedging purchase-sale contracts are recorded at the exchange rate agreed-upon as an asset or liability in the balance sheet, recognizing in results the difference between the agreed-upon exchange rate (in the case of foreign currency futures contracts) or the exchange rate at the date of the contract (in the case of hedging contracts) and that quoted in the market as of the close of June 2001, which is included as part of the exchange gain or loss. The premium and the cost of hedging contracts are amortized over the term of the contracts.

(i) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(j) **Comprehensive income-**

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5 New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 15) recorded in the financial statements represents a net liability of $23,320, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6 Foreign currency transactions and position:

At June 30, 2001, the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.09 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars
Current assets	234,620
Current liabilities	(10,500)
Net foreign currency denominated assets	224,120
Equivalent in thousands of Mexican pesos	$ 2,037,251

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars
Other income	2,145
Other expenses	(911)
Net	(1,234)
Equivalent in thousands of Mexican pesos	$ (12,027)

Expressed in thousands of Mexican pesos with purchasing power as of that date

At August 31, 2001, the unaudited foreign currency position was similar to that as of June 30, 2001 and the exchange rate was 9.1438 Mexican pesos per U.S. dollar.

7 Cash and marketable securities:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Cash	$ 1,340,966	$ 1,340,000	$ 966
Marketable securities	923,196	23,500	899,696
	$ 2,264,162	$ 1,363,500	$ 900,662

The cash to be spun off is equivalent to US$150 million and includes US$147.5 million with restricted availability. In this regard, CARSO considers that this amount will be released within 4 months when credit lines are obtained.

8 Accounts receivable and payable:

Receivable-	
Sundry debtors	$ 1,113
Recoverable taxes	174,408
Related parties	22,415
	$ 197,936

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Payable-			
Taxes payable	$ 1,987	$ -	$ 1,987
Interest payable	927	-	927
Servicios Administrativos Lava, S.A. de C.V.	3,249	3,249	-
Accrued liabilities	23,475	-	23,475
	$ 29,638	$ 3,249	$ 26,389

Expressed in thousands of Mexican pesos with purchasing power as of that date

9 Equipment:

Furniture and equipment	$	1,097
Furniture and fixtures		114
Computer equipment		1,983
		3,194
Less- Accumulated depreciation		(1,698)
	$	1,496

The average annual depreciation rates are as follows:

	%
Furniture and equipment	9.54
Furniture and fixtures	7.44
Computer equipment	23.78

10 Related-party transactions and balances:

The Company had the following significant transactions with related parties:

Revenues-		
Services	$	118,625
Interest	$	20,156
Expenses-		
Services received	$	12,293
Interest	$	15,715

Net balances receivable from related parties are as follows:

Servicios Industriales Nacobre, S. A. de C. V.	$	5,520
Cigarros la Tabacalera Mexicana, S.A. de C.V.		2,358
Servicios Condumex, S.A. de C.V.		9,775
Philip Morris de México, S.A. de C.V.		2,358
Galas de México, S. A. de C. V.		322
Artes Gráficas Unidas, S. A. de C. V.		242
Porcelanite, S. A. de C. V. and Subsidiaries		1,840
	$	22,415

Expressed in thousands of Mexican pesos with purchasing power as of that date

11 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax rate is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Carso, S. A. de C. V. amount to $12,663,278, $1,627,910 and $6,847,868, respectively. The CUFIN and the CUCA will spin off in the proportion that the capital stock is divided and the CUFINER will not spin off.

The Company has authorization from the Secretariat of Finance and Public Credit (SHCP) to file consolidated income and asset tax returns.

Book and taxable income-

The provision for income taxes is determined based on the amount payable according to the taxable income and the main difference between book and taxable income is represented by dividends on short-term investments in shares collected in cash.

The benefit from the consolidation of income taxes originates because certain subsidiaries had tax losses, which generates that consolidated current income taxes are lower than the sum of those of the subsidiaries that had taxable income.

Deferred taxes-

The items comprising the deferred tax liability as of June 30, 2001 are as follows:

Investment in shares	$ 138,174
Prior years' tax loss carryforwards of subsidiaries	1,264,454
Asset taxes paid by controlled companies	57,511
Other	(25,036)
Deferred income tax	$ 1,435,103

Expressed in thousands of Mexican pesos with purchasing power as of that date

12 Stockholders' equity:

At June 30, 2001, the authorized capital stock subscribed and paid is $1,398,109 at nominal value, represented by 915,000,000 common shares with no par value, of which 24,750,000 shares have been reacquired by the Company, leaving a total of 890,250,000 outstanding shares and capital stock of $1,360,291.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of June 30, 2001, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 7.1525% of capital stock.

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $12,663,278 as of June 30, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

As of June 30, 2001 the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

13 Other income, net:

Tax benefit of prior year	$	33,122
Services received		(39,101)
Other, net		15,662
	$	9,683

14 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that CARSO acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price CARSO paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to CARSO, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

15 Financial instruments:

From January to June 2001, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging contracts), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) Foreign currency transaction hedging contract:

An interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR-BBA, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed on the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

The amount of the net premium paid is $48,301.

(c) Forwards-

CARSO management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related to its U.S. dollar denominated liabilities by contracting the following exchange rate forwards, as follows:

Expressed in thousands of Mexican pesos with purchasing power as of that date

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
September 19, 2001	Buy	10.2039	50,000,000	$ 454,500	$ 510,197	$ (55,697)
September 19, 2001	Buy	9.2690	30,000,000	272,700	278,070	(5,370)
September 19, 2001	Buy	9.2659	60,000,000	545,400	555,954	(10,554)
				$ 1,272,600	$ 1,344,221	$ (71,621)

16 Complementary note:

In order to have complete information on Grupo Carso, S. A. de C. V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Carso before the Spinoff	U. S. Commercial Corporation, S.A. de C.V. (Spun-off)	Consolidated Grupo Carso after Spinoff
Total assets	$ 82,342,481	$ 17,965,466	$ 64,377,015
Total liabilities	$ 49,267,012	$ 8,078,076	$ 41,188,936
Net sales	$ 44,091,620	$ 19,457,345	$ 24,634,275
Operating income (loss)	$ 3,541,296	$ (294,198)	$ 3,835,494

Translation of a pro forma financial statement originally issued in Spanish

Grupo Sanborns, S.A. de C.V.
Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

Assets	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Current assets:			
Cash and marketable securities	$ 505,947	$ 454,500	$ 51,447
Accounts receivable, net	237,489	-	237,489
Other current assets	13,941	-	13,941
Total current assets	757,377	454,500	302,877
Investment in shares of subsidiaries and associated companies	12,613,308	4,314,813	8,298,495
Property and equipment, net	650,235	-	650,235
Goodwill, net	371,834	-	371,834
	$ 14,392,754	$ 4,769,313	$ 9,623,441
Liabilities and stockholders' equity			
Current liabilities:			
Bank loans and current portion of long-term debt	$ 2,904,460	$ -	$ 2,904,460
Other accounts payable and accrued liabilities	30,308	25	30,283
Total current liabilities	2,934,768	25	2,934,743
Long-term debt	2,098,130	-	2,098,130
Deferred income taxes	191,702	-	191,702
Negative goodwill, net	500,289	-	500,289
Other liabilities	11,951	-	11,951
Total liabilities	5,736,840	25	5,736,815
Stockholders' equity:			
Paid-in capital-			
Capital stock	2,549,648	254,965	2,294,683
Restatement of capital stock	2,643,154	2,341,415	301,739
Additional paid-in capital	2,280,356	2,020,031	260,325
	7,473,158	4,616,411	2,856,747
Other capital-			
Retained earnings and capital reserves	4,943,551	-	4,943,551
Cumulative effect of restatement	(674,076)	-	(674,076)
Conversion effect of foreign entities	152,877	152,877	-
Initial cumulative effect of deferred taxes	(3,467,607)	-	(3,467,607)
Net result for the period	228,011	-	228,011
Total stockholders' equity	8,655,914	4,769,288	3,886,626
	$ 14,392,754	$ 4,769,313	$ 9,623,441

The accompanying notes are an integral part of this pro forma balance sheet.

Grupo Sanborns, S.A. de C.V.
Notes to pro forma financial statements as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

1 Explanation added for translation into English:

The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of the accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with the accounting principles generally accepted in Mexico may not conform with the accounting principles generally accepted in the country of use.

2 Bases for preparation of financial statements:

The pro forma financial statements presented in this report and shown under the column "Before the Spinoff" were modified with respect to those originally published, since it is considered that a US$50 million loan will be obtained.

3 Activities:

The Company is a subsidiary of Grupo Carso, S.A. de C.V. ("Grupo Carso"), which is engaged in the lease and management of malls, as well as the investment in shares of companies engaged mainly in the operation of stores specialized in personal computers, software, accessories and related services in the United States of America (USA). In Mexico, the Company operates retail stores carrying gifts, music items, restaurants and bakeries; manufactures and sells chocolates, toiletry items and bread and cakes.

The Company is managed by Administradora de Personal de Centros Comerciales, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

4 CompUSA:

In March 2000, Grupo Sanborns, S.A. de C.V. acquired through Sanborns, LLC, 51% of CompUSA's common stock. CompUSA is a company incorporated in the USA that operates retail stores specialized in personal computers and related products and services. The net sales, operating loss, net loss for the period and total assets of Sanborns, LLC and subsidiaries from January 1, 2001 to June 30, 2001 amounted to: $19,457,345, $(294,198), $(243,604) and $16,147,466, respectively.

5 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest, thereby comprehensively recognizing the effects of inflation.

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

– *Balance sheet:*

Property and equipment are originally recorded at their acquisition or construction cost and are restated by using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful life of the assets.

The investment in the shares of subsidiaries and associated companies is recorded under the equity method using the restated stockholders' equity of the subsidiaries. In the case of the subsidiary abroad located in the USA, the equity method is recognized using the figures translated into Mexican pesos, in conformity with Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants.

Goodwill and negative goodwill are restated using factors derived from the NCPI, from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using factors derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with monetary items, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

The costs and expenses associated with other nonmonetary items are restated through period end, as a function of the nonmonetary assets consumed or sold. As stated above, depreciation is calculated on the restated value of property and equipment.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through period end with the corresponding factor.

(b) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, and short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

(c) Investment in shares of subsidiaries and associated companies-

The main investments in shares are as follows:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Sanborn Hermanos, S.A.	$ 1,997,516	$ -	$ 1,997,516
Promotora Sanborns, S.A. de C.V.	1,550,771	-	1,550,771
Sears Roebuck	3,664,009	-	3,664,009
Sanborns, LLC	4,314,813	4,314,813	-
Controladora y Administradora de Pastelerías, S.A. de C.V.	557,996	-	557,996
Inmuebles General, S .A. de C.V.	125,865	-	125,865
Inmobiliaria Turística de Cancun, S.A. de C.V.	184,552	-	184,552
Operadora de Servicios Veracruz, S.A. de C.V.	65,034	-	65,034
Administradora de Personal de C.C.	162	-	162
Gomo	152,590	-	152,590
	$ 12,613,308	$ 4,314,813	$ 8,298,495

At June 30, 2001, the investment in the shares of subsidiaries and associated companies is recorded under the equity method using the restated stockholders' equity.

(d) Goodwill and negative goodwill from acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimates that additional benefits will be generated from the investment. The amount amortized to June 30, 2001 was $24,630. The negative goodwill resulting from acquisitions made by the Company at prices lower than the restated book value of the related subsidiary will be amortized over a period of 5 years. The amount amortized to June 30, 2001 was $144,879 and is presented net in other income in the statement of income.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(e) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(f) **Revenue recognition-**

Revenues are recognized when the services are rendered to the client.

(g) **Comprehensive result of financing-**

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of period end, affecting results as part of the comprehensive result of financing.

6 New principle account:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At June 30, 2001, the cumulative effect of the valuation of the financial instruments recorded (see Note 16) represents a $1,227,150 asset and a $1,235,925 liability with its corresponding effect in results. The unrecorded effect is not significant at this date.

7 Foreign currency transactions and position:

At June 30, 2001 the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.0900 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars		
	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Current assets	18,190	-	18,190
Liabilities-			
Current	(94,000)	-	(94,000)
Long-term	(157,000)	-	(157,000)
	(251,000)	-	(251,000)
Net foreign currency denominated liabilities	(232,810)	-	(232,810)
Equivalent in thousands of Mexican pesos	$ (2,116,243)	$ -	$ (2,116,243)

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars		
	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Interest expenses	$ (4,869)	$ -	$ (4,869)
Equivalent in thousands of Mexican pesos	$ (45,019)	$ -	$ (45,019)

8 Cash and marketable securities:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Cash	$ 1,274	$ -	$ 1,274
Marketable securities	504,673	454,500	50,173
	$ 505,947	$ 454,500	$ 51,447

9 Accounts receivable:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Trade	$ 18,443	$ -	$ 18,443
Sundry debtors	179,847	-	179,847
	198,290	-	198,290
Less-			
Allowance for doubtful accounts	(11,843)	-	(11,843)
	186,447	-	186,447

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Recoverable income taxes	34,962	-	34,962
Recoverable value-added taxes	7,499	-	7,499
Related parties	8,581	-	8,581
	$ 237,489	$ -	$ 237,489

10 Property and equipment:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Buildings and leasehold improvements	$ 424,077	$ -	$ 424,077
Furniture and fixtures	3,097	-	3,097
Computer equipment	1,193	-	1,193
	429,177	-	429,177
Less- Accumulated depreciation	(69,964)	-	(69,964)
	359,213	-	359,213
Land	291,022	-	291,022
	$ 650,235	$ -	$ 650,235

11 Accounts payable:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Taxes payable	$ 1,380	$ -	$ 1,380
Interest payable	12,570	-	12,570
Creditors from the sale of foreign currency futures	8,775	-	8,775
Other	7,583	25	7,558
	$ 30,308	$ 25	$ 30,283

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

12 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Sanborns, S.A. de C.V. amount to $1,442,120, $183,726 and $3,889,689, respectively, and do not spin off.

The Company is authorized to file consolidated income and asset tax returns with Grupo Carso, S.A. de C.V.

Tax loss carryforwards-

At June 30, 2001 the Company had tax loss carryforwards for income tax purposes for $369,131, which will be indexed for inflation through the year applied and that expire in 2010.

13 Long-term debt:

At June 30, 2001, long-term debt is as follows:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Loan and guarantee agreement (syndicated loan) for US$ 150 million (obtained jointly with certain affiliated companies, guaranteed by Grupo Carso, S.A. de C.V.), with Bank of America National Trust and Saving Association as the managing agent, and Chase Manhattan Bank as the syndicated agent. The loan is due in six semiannual payments beginning February 22, 2000 through August 22, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 0.70%	$ 599,940	$ -	$ 599,940

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

	Grupo Sanborns, S.A. de C.V. before the Spinoff		Tenedora U.S., S.A. de C.V. (Spun-off)		Grupo Sanborns, S.A. de C.V. after the Spinoff
Loan and agreement (syndicated loan) for US$135 million (obtained jointly with certain affiliated companies, guaranteed by Grupo Carso, S.A. de C.V.), with Bank of America National Trust and Saving Association as the managing agent and Chase Manhattan Bank as the syndicated agent. The loan is due in three semiannual payments beginning December 13, 2002, bearing interest payable on a quarterly basis at a net annual interest rate equivalent to the LIBOR plus 1.25%.	1,277,150		-		1,227,150
Long-term debt amounting to $662,000,000, granted by Banco Inbursa, S.A., payable upon maturity on June 4, 2004, with monthly installments of interest at the 28-day TIIE plus 1.00%.	662,000		-		662,000
Long-term debt amounting to $9,000,000, granted by Banco Inbursa, S.A., payable upon maturity on June 4, 2004, with monthly installments of interest at the 28-day TIIE plus 1.00%.	9,000		-		9,000
	2,498,090		-		2,498,090
Less-Current portion	(399,960)		-		(399,960)
	$ 2,098,130	$	-	$	2,098,130

Maturity dates of long-term debt as of June 30, 2001 are as follows:

2001	$ 208,980
2002	409,050
2003	409,050
2004	1,071,050
	$ 2,098,130

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

The syndicated loan agreements establish certain covenants, the most significant of which are the following:

(a) Continue in the present line of business.

(b) Maintain the accounting records and prepare financial statements in conformity with accounting principles generally accepted in Mexico.

(c) Comply with all pertinent tax, environmental and labor law regulations.

(d) The consolidated stockholders' equity of Grupo Carso, S.A. de C.V. shall not be less than $9,500,000.

(e) During the following four years, the consolidated interest coverage ratio in Grupo Carso, S.A. de C.V. shall not be less than 1.75 to 1.00.

(f) During the following four years, the overall ratio of consolidated debt to consolidated income of Grupo Carso, S.A. de C.V. before income taxes, interest, depreciation and amortization, among other items (EBITDA), shall not be greater than 3.5 to 1.

(g) No liens shall be placed on property, other than those established in the loan agreement.

(h) Except as established in the loan agreement, no assets shall be sold other than those under normal business transactions.

(i) Dividends other than those to the holding company shall not be paid.

(j) No agreements shall be executed whereby the capacity of the subsidiaries of Grupo Carso, S.A. de C.V. to pay dividends is restricted.

(k) The only intercompany transactions to be carried out must arise from the normal course of business and at prices that are not lower than those obtained from a third party.

14 Stockholders' equity:

As of June 30, 2001, the authorized capital stock, subscribed and paid, of Grupo Sanborns is $2,549,648 at nominal value, which consists of 1,130,000,000 no-par value common shares, representing the fixed capital of Series "B-1", of which 173,408,000 are pending subscription and payment. The Company can have variable capital; however, under the Mexican laws, the Company's variable capital cannot exceed ten times the amount of the fixed portion of capital stock outstanding from one period to another. Currently, there is no variable capital outstanding.

In August 2001, the capital stock subscribed and paid was corrected with a $115 credit, leaving subscribed, paid capital stock in the amount of $2,549,763, with a charge to additional paid-in capital.

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

15 Other income, net:

	Grupo Sanborns, S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Grupo Sanborns, S.A. de C.V. after the Spinoff
Amortization of goodwill and negative goodwill, net	$ 120,249	$ -	$ 120,249
Other, net	5,178	-	5,178
	$ 125,427	$ -	$ 125,427

16 Financial instruments:

In order to cover the exchange gain or loss exposure originated by liabilities in US dollars, the Company contracted a forward on the exchange rate of the Mexican peso against the US dollar, through a sales contract that expires on September 3, 2001, at an exchange rate of $9.4257 for an amount of US$135,000,000, represented by an asset of $1,227,150 and a liability of $1,235,925.

Costs and expenses related to the forward will be recorded as part of the exchange gain or loss.

17 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that Grupo Carso acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price Grupo Carso paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to Grupo Carso, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure mentioned.

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

Expressed in thousands of Mexican pesos with purchasing power as of June 30, 2001

18 Complementary note:

In order to have complete information on Grupo Sanborns, S.A. de C.V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Sanborns S.A. de C.V. before the Spinoff	Tenedora U.S., S.A. de C.V. (Spun-off)	Consolidated Grupo Sanborns S.A. de C.V. after the Spinoff
Total assets	$ 36,113,840	$ 16,601,966	$ 19,511,874
Total liabilities	$ 22,695,963	$ 8,074,827	$ 14,621,136
Net sales	$ 26,944,780	$ 19,457,345	$ 7,487,435
Operating gain (loss)	$ 899,418	$ (294,198)	$ 1,193,616

The total assets are presented as modified, considering the effect of Note 2 (US$50 million valued at the exchange rate of $9.09 for each US dollar, equivalent to $454,500).

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

Grupo Carso, S.A. de C.V.

Grupo Sanborns, S.A. de C.V.

EXHIBIT H

Announcement, published on September 3, 2001, of the resolutions adopted at the September 3, 2001 meeting of the Board of Directors of Grupo Carso proposing the commencement of the Spin-off.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF GRUPO CARSO, S.A. DE C.V., HELD ON SEPTEMBER 3, 2001

In Mexico City, Federal District, at 14:00 hours on September 3, 2001, in the building located at Av. Paseo de las Palmas No. 740, Col. Lomas de Chapultepec, the following Directors met in order to hold a meeting of the Board of Directors of GRUPO CARSO, S.A. DE C.V., of which all members of the Board of Directors and the Company's Shareholders Representatives were duly notified: Mr. Carlos Slim Helú; Carlos Slim Domit, Esq.; Mr. Antonio Cosía Ariño: Mr. Jaime Chico Pardo; Mr. Claudio X. González Laporte; Rafael Moisés Kalach Mizrahi, C.P.A.; José Kuri Harfush, Esq.; Agustín Santamarina Vázquez, Esq.; Patrick Slim Domit, Esq.; Alejandro Aboumrad Gabriel, Esq.; Mr. Maximiliano Becker Arreola; Arturo Elías Ayub, Esq.; Humberto Gutiérrez Olvera Z., C.P.A..; Carlos Hajj Aboumrad, Esq.; Daniel Hajj Aboumrad, Esq.; Mr. Alfonso Salem Slim; Marco Antonio Slim Domit, Esq. and Eduardo Valdés Acra, Esq. Also present were Walter Fraschetto Valdés, C.P.A., acting Alternate Shareholders Representative in this meeting, and Sergio F. Medina Noriega, Esq., Secretary of the Board of Directors.

Mr. Carlos Slim Domit chaired the meeting and Sergio F. Medina Noriega, Esq., acted as Secretary, in their respective capacities as Chairman and Secretary of the Board of Directors.

The legal and bylaw requirements to hold this meeting having been met and the existence of the quorum required for it to be held having been proved, the Chairman declared the meeting legal, in which the items to be dealt with are contained in the following Order of the Day, which was unanimously approved by the Directors present:

ORDER OF THE DAY

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.
II. FINANCIAL STATEMENTS AT JULY 31, 2001. RESOLUTIONS IN THIS REGARD.
III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.
IV. VARIOUS MATTERS.
    IV.1 PROCESS TO SEPARATE COMPUSA'S STOCK.
    IV.2 DESIGNATION OF SPECIAL DELEGATES. RESOLUTIONS IN THIS REGARD.

Thereafter, the points of the Order of the Day were dealt with as follows:

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.

When dealing with point I of the Order of the Day, the Directors decided to approve the text of the minutes prepared based on the meeting of the Board of Directors held on August 6, 2001, under the terms of the copy thereof that was distributed to them prior to the date of the present meeting.

II. FINANCIAL STATEMENTS AT JULY 31, 2001. RESOLUTIONS IN THIS REGARD.

Now dealing with point II of the Order of the Day, the consolidated and unconsolidated financial statements of GRUPO CARSO, S.A. DE C.V. at July 31, 2001 were presented to the Board of Directors, comprised of the statements of financial position, of results and of changes to the financial position, which include:

a) An analysis of available assets.
b) The summary of important data from subsidiaries, which includes sales figures from June 2001.
c) The consolidated statement of investments in securities.

A copy of those documents is added to the file of these minutes.

Matters related to the preliminary comparative sales figures for August 2001 and net debt were also dealt with.

The Directors took due note of the information that was presented to them when discussing this point of the Order of the Day; they commented on data relevant thereto, and they proceeded to approve, unanimously, the financial statements in reference.

III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.

When discussing point III of the Order of the Day, important matters on the progress of the Company were explained and, thereafter, matters related to the results and operations of the Group's subsidiary companies were dealt with, and the following was noted:

With respect to Grupo Condumex, S.A. de C.V., the status of its sales in the automotive and transformer sectors and the special attention that is being given to the electronic sector. With respect to Industrias Nacobre, S.A. de C.V. and Grupo Aluminio, S.A. de C.V., export sales and the increased value added that they are attempting to give to aluminum products. With respect to Empresas Frisco, S.A. de C.V., the measures that will be taken to face the situation that this subsidiary is going through. With respect to Cigarros La Tabacalera Mexicana, S.A. de C.V., the increase achieved in sales and the condition the equipment acquired for its expansion is in. With respect to Grupo Sanborns, S.A. de C.V., the start of a procedure to separate CompUSA's stock, which was approved by the Board of Directors of that subsidiary in the meeting held on that same date, under the terms which were herein stated to the Directors. Finally, with respect to the hotel area, the information on the status of the hotel sale project.

IV. VARIOUS MATTERS.

With respect to point IV of the Order of the Day, the Directors proceeded to deal with the following matters:

IV.1 PROCESS TO SEPARATE COMPUSA'S STOCK. With respect to this matter, the Board of Directors unanimously approved the start of a process to separate all the stock issued by CompUSA, Inc., which is indirectly held by Grupo Sanborns, S.A. de C.V., representing 51% of CompUSA's share capital, to create, at the end of the process, a new publicly traded holding company for that stock, all subject to the approval of the companies' General Meetings of Shareholders, as well as from the corresponding authorities, and under the following general guidelines: i) the steps which will be taken to implement the corporate restructuring will fundamentally consist of: (a) a divestiture from Grupo Sanborns, S.A. de C.V. to create a new indirect holding company for the 51% of CompUSA's stock; (b) the subsequent divestiture from Grupo Carso, S.A. de C.V., to create a new holding company for the stock of the company resulting from the aforementioned divestitures. ii) Thus, at the end of the process shareholders of Grupo Carso and of Grupo Sanborns would receive shares in a new company, without liabilities, whose capital would consist fundamentally of indirect control of 51% of CompUSA's stock, plus the equivalent in national currency of $200 million US dollars in cash, which is planned to be traded on the stock market in Mexico independently from GCarso and GSanborns stock.

Finally it was indicated that the principal objectives will be to contribute to achieving greater operating and financial efficiency on the part of the companies involved in the process, and that the purpose of the divested company which at the end of the process will control CompUSA will be to operate and invest in businesses in the U.S. commercial sector, which holding company will be strengthened by being divested without liabilities and with the aforementioned cash, to develop and support its operations. For its part, CompUSA will continue to focus on its principal business of retail sales of technology products, services and solutions through its chain of stores in the U.S.

IV.2 DESIGNATION OF SPECIAL DELEGATES. With respect to this matter the Board of Directors unanimously decided to designate as Special Delegates Carlos Slim Domit, Esq.; Humberto Gutiérrez Olvera Z., C.P.A.; Quintin Botas Hernández, C.P.A.; Sergio F. Medina Noriega, Esq.; Alejandro Archundia Becerra, Esq. and Laura Montes Bracchini, Esq., who will have the broadest authorities so that they may, as necessary or convenient: a) Appear before a Notary Public of their selection to notarize the present minutes in whole or in part and so that they or such person or persons as they name may make such recordings in the Public Commercial Registry as are appropriate; b) Issue certifications of these minutes or of any of their parts. In exercise of their authorities any of the Delegates named may indistinctly act, individually.

In virtue of the fact that the Directors state that they have no other matters to deal with, the meeting was adjourned. Signed by the Chairman and the Shareholders Representative, pursuant to the stipulations of the last paragraph of Article Twenty-Eighth of the corporate bylaws, for all appropriate effects.

Chairman	Secretary
Carlos Slim Domit, Esq.	Sergio F. Medina Noriega, Esq.

Shareholders Representative

Walter Fraschetto Valdés, C.P.A.

EXHIBIT I

Announcement, published on November 5, 2001, of the date and location of the November 21, 2001 Extraordinary Shareholders' Meeting of Grupo Carso. The primary purpose of the meeting was to approve the Spin-off.

Grupo Carso, S.A. de C.V.
NOTICE
SPECIAL GENERAL MEETING OF SHAREHOLDERS

By resolution of the Board of Directors of Grupo Carso, S.A. de C.V., shareholders of the Company are notified of a Special General Meeting of Shareholders, which will be held on November 21, 2001 at 13:30 hours in the building located at Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec, Mexico 11000, Federal District, to treat the matters contained in the following:

ORDER OF THE DAY

I. If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard.

II. If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard.

III. Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard.

Shareholders, to have a right to attend the Meeting and, if appropriate, to vote in the meeting, must obtain their respective admission tickets by no later than November 18, 2001, against deposit of their share certificates or delivery of deposit receipts issued by a domestic or foreign financial institution or other legal persons as indicated by law. In the case of shares deposited with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, admission tickets shall be issued against delivery of the vouchers and the supplementary lists stipulated by Article 78 of the Stock Market Law.

From the time of publication of the Notification Document, the information and documents related to each one of the points established in the Order of the Day shall be available to shareholders immediately and free of charge; likewise, the report on the divestiture is available at the website of Bolsa Mexicana de Valores, S.A. de C.V., www.bmv.com.mx. Shareholders may be represented by a proxy named though an uncertified proxy letter, under the terms stipulated in

Article Eighteenth of the Company's corporate bylaws. Persons who attend in behalf of shareholders may prove their legal agency through a power of attorney granted on the forms prepared by the issuer, which shall be available to stock brokers who prove they are the agents of the shareholders thereof, within the time frame stipulated in Article 179 of the General Commercial Companies Law.

Admission tickets, information, documents and forms cited in the preceding paragraph shall be available to shareholders or their representatives at Miguel de Saavedra No. 285, first floor, corner of Moliére, Colonia Ampliación Granada, Delegación Miguel Hidalgo, Mexico, F.D. (telephone 53.28.58.30) during business hours on business days.

Mexico, F.D. on November 2, 2001
Signature
Sergio Medina Noriega, Esq.
Secretary of the Board of Directors

EXHIBIT J

Announcement, published on November 27, 2001, of the resolutions adopted at the November 21, 2001 Extraordinary Shareholders' Meeting of Grupo Carso approving the Spin-off.

Grupo Carso, S.A. de C.V.
NOTICE OF DIVESTITURE

The special general meeting of shareholders of Grupo Carso, S.A. de C.V. held on November 21, 2001 at 13:30 hours approved, based on Article 228 Sub of the General Commercial Companies Law, a divestiture from Grupo Carso, S.A. de C.V., as divesting company which, without extinguishing, will contribute *en bloc* part of its assets, liabilities and capital to the shareholders of a new divested company which will result from the divestiture and will be called U.S. Commercial Corp., S.A. de C.V.; all subject to and conditioned on the performance of the corresponding acts and obtainment of the corresponding authorizations. The divestiture shall be performed pursuant to the following stipulations:

I. The divestiture shall take place based on the audited financial statements of Grupo Carso, S.A. de C.V. at December 31, 2000, as well as the pro-forma general Balance Sheet at June 30, 2001 and its attached notes which form an integral part thereof, considering the effects of the divestiture. The summary of the pro-forma general Balance Sheet in reference, which is deemed herein reproduced as if inserted textually, is as follows: Figures for Grupo Carso, S.A. de C.V., prior to the divestiture (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $27,311,806 National Currency; Liabilities $3,401,563 National Currency; and Shareholders' Equity $23,910,243 National Currency; figures for U.S. Commercial Corp., S.A. de C.V., assuming the divestiture had taken place on June 30, 2001: (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $5,153,580 National Currency; Liabilities $3,249 National Currency; and Shareholders' Equity $5,150,331 National Currency; figures for Grupo Carso, S.A. de C.V. after the divestiture, (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $22,158,226 National Currency; Liabilities $3,398,314 National Currency; and Shareholders' Equity $18,759,912 National Currency.

The pro-forma general Balance Sheet figures will be corrected and adjusted, as appropriate, to such amounts as are shown on the date the divestiture occurs.

II. As a result of the divestiture part of the assets, liabilities and shareholders' equity of Grupo Carso, S.A. de C.V. in its capacity as divesting company, shall be contributed *en bloc* to U.S. Commercial Corp., S.A. de C.V. at the time the latter is established, in the manner and under the terms indicated below:

(i) Part of the assets in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,153,580 National Currency, assuming that the divestiture had occurred on June 30, 2001. In this regard the following shall be transferred to such divested company: a) the rights to ownership and all other rights on all the shares belonging to Grupo Carso, S.A. de C.V. in the share capital of Tenedora U.S., S.A. de C.V. which, in turn, shall indirectly be the holder of 51% of the shares representing the share capital of CompUSA, Inc.; the foregoing conditioned on the company resulting from the divestiture from Grupo Sanborns, S.A. de C.V. which was approved prior to the present Meeting, that is Tenedora U.S., S.A. de C.V., being established; and b) a cash amount equivalent to an amount on the order of 150 million dollars.

(ii) Part of shareholders' liabilities in the amount of (thousands of pesos with purchasing power at June 30, 2001) $3,249 National Currency, corresponding to: "Accounts payable and accumulated liabilities."

(iii) Part of shareholders' equity in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,150,331 National Currency, corresponding to the following items:

"Paid-In Share Capital," "Correction of Paid-In Share Capital," "Premium Over Par," "Reserve for Repurchase of Own Shares" and "Retained Earnings."

The asset, liability and shareholders' equity figures will be transferred to the divested company, corrected and adjusted, as the case may be, to the amounts effectively shown on the date on which the corresponding transfer takes place.

III. Grupo Carso, S.A. de C.V. will continue to operate under its current name, purpose and regulatory scheme, and such modifications to Article Sixth as Meeting resolved. When the *en bloc* contribution which the divesting company shall make to the divested company as a result of the divestiture is made, the minimum fixed capital of Grupo Carso, S.A. de C.V., which at the appropriate time will be added to its corporate bylaws, shall be $1,058,035,525.30 National Currency, and will continue to be represented by the aforementioned 915,000,000 shares. The minimum fixed capital with which U.S. Commercial Corp., S.A. de C.V. shall be established shall be $340,073,000.00 National Currency, shall be fully paid in, and shall be represented by 915,000,000 Series "B-1" common registered shares with no par value, fully subscribed and paid-in, of which, when established, the divested company shall have a total of 24,750,000 Series B-1 Treasury shares, for placement thereof under the terms of Article 14 Sub 3.I of the Stock Market Law, or for such other purposes as determined by the Board of Directors of such Company.

IV. The divested company shall be the universal cause holder of the estate which the divesting company shall contribute to it *en bloc*. The divested company shall exclusively assume such obligations as are transferred to it in virtue of the divestiture. If the divested company does not comply with any of the obligations assumed by it in virtue of the divestiture, to the extent possible the stipulations of paragraph d) of Article 228 Sub of the General Commercial Companies Law shall be followed.

V. The draft corporate bylaws which shall govern U.S. Commercial Corp., S.A. de C.V. are as contained in the appendix of the aforementioned meeting of shareholders to form part thereof.

VI. Each of the shareholders of the divesting company shall initially have a proportion of the share capital of the divested company, equal to that of which it is owner in the divesting company.

When the stock transactions approved by the meeting related to the exchange derived from the divestiture occur, in the end the shareholders shall have a right to have delivered to them in exchange for each share of the divesting company which they hold: a) one Series "A-1" common registered share with no par value, fully paid in, with No. 8 and subsequent coupons, corresponding to the paid-in share capital which Grupo Carso, S.A. de C.V. shall have when its divestiture occurs; and b) one Series "B-1" common registered share with no par value, fully paid in, with No. 1 and subsequent coupons, corresponding to the paid-in share capital of U.S. Commercial Corp., S.A. de C.V.

VII. The divestiture resolution shall be notarized before a notary public and recorded in the Public Commercial Registry. Likewise, it shall be published in the Official Journal of the Federation and in at least one wide-circulation newspaper of the divesting company's domicile.

VIII. The divestiture shall take effect for the divesting company and the divested companies, and with respect to their respective shareholders, as well as for such accounting and tax purposes as are applicable, from the date on which the divested company's articles of incorporation are executed before a notary public whereas, pursuant to the stipulations in this regard of Article 228 Sub of the Commercial Companies Law, the divestiture shall take full

effect once the forty-five calendar day period stipulated by such Article elapses, without any challenge among those stipulated in that same precept being filed, and in the latter case, the corresponding effects shall be retroactive to the date of the divested company's articles of incorporation.

The full text of the divestiture resolution shall be available to partners and creditors at the registered address of Grupo Carso, S.A. de C.V., in Miguel de Cervantes Saavedra number 255, first floor, Colonia Ampliación Granada, Delegación Miguel Hidalgo, Mexico, Federal District, for a forty-five calendar day period, calculated from when the registration and publication in reference have been performed.

Mexico, F.D. on November 21, 2001
Delegate of the Meeting
Sergio Medina Noriega, Esq.
Seal

(R-163773)

EXHIBIT K

Listing application dated January 29, 2002 for listing the shares of U.S. Commercial Corp. on the National Registry of Securities and on the Mexican Stock Exchange.

NATIONAL BANKING COMMISSION
Av. Insurgentes Sur No. 1971
Torre Sur 10 Floor
Col. Guadalupe Inn
Mexico, Federal District

NATIONAL SECURITIES REGISTRY
Insurgentes Sur No. 1971
Torre Sur, 7 Floor
Col. Guadalupe Inn.
01020 Mexico Federal District

Re: Initial filling of U.S. Commercial Corp., S.A. de C.V.

Quintín Humberto Botas Hernandez, on behalf and in representation of U.S. Commercial Corp., S.A. de C.V. ("US Commercial"), which agency I prove with a copy of public deed no. 89,902, dated as of November 29, 2001, executed before the authority of Mr. Armando Gálvez Perez Aragón, public notary no. 103 of the Federal District, a copy of which is attached hereto as Annex "A", which is effective, according to the Certificate of the Secretary of the Board of Directors, attached hereto as Annex "B", indicating as the address to received all notifications Blvd. Manuel Ávila Camacho 24, 7° floor, Colonia Lomas de Chapultepec, 11000, Mexico, District and authority to perform all types of management in relation to this subject, any of to Messrs. Eduardo Valdés Acra, Rafael Robles Miaja, Alejandro de la Borbolla Ordoñnana, Gonzalo del Rio Benítez, Armando Rivera Jacobo as well as to the gentlemen, Eduardo García Travesí Lopez de Lara, Diego Covarrubias Patiñno, Luis Gerardo Ramirez Villela, Fernando Pino, Ricardo Schondube Domene, Alejandro González Lazzeri, and Jose Patlán Lozano, respectfully I appear and say:

That according to the terms of Article 14 of the Securities Law, Annex A of Circular 11-29 and Circular 11-29 Bis, issued by such Commission on December 31, 1997 and October 18, 1999, respectively, I present the following information:

By resolution of the General Extraordinary Shareholders Meeting of Grupo Carso, S.A. de C.V. (GCarso.) held on November 21, 2001, in public deed no. 89,847, granted before the authority of the Mr. Armando Gálvez Perez Aragón, public notary no. 103 of the Federal District, copies of which are attached hereto as Annex "C", which resolved, among other subjects, the spin-off from GCarso, the origin company, which, without being extinguished, would contribute *en bloc* as a result of part of its assets, liabilities and investment to a new spun-off company created as a result of the split, to be called "U.S. Commercial Corp., S.A. de C.V.". By virtue of the split, U.S. Commercial has been incorporated, and it is hereby requested that its shares be registered in the Value Section of such Registry all pursuant to the following:

1. Split: The split took place taking as it bases the financial statements of GCarso as of December 31, 2000, as well as the pro forma Balance Sheet of June 30, 2001 and its attached notes.

2. Effects and transmissions: As a result of the split it was contributed *en bloc* to U.S. Commercial, at the moment of its incorporation, certain assets, liabilities and investment of the shareholders of GCarso, in its character as former company, in the form and terms that next are indicated:

a. A part of the assets in the amount of (thousands of pesos of spending power as of June 30, 2001) $5,153.580 Mexican pesos, assuming that the split had occurred on June 30, 2001. To that effect the following will be transmitted to the new company: a) the rights on the property and the other rights on the totality of the shares that correspond to Grupo Carso, S.A. de C.V., of the capital stock of Tenedora U.S., S.A. de C.V., which in turn will indirectly control 51% of the representative shares of the capital stock of CompUSA, Inc.; being conditioned upon the incorporation of the company resulting from the split of Grupo Sanborns, S.A. de C.V. that was previously approved in the form of a Shareholders' Meeting of Grupo Carso, that is, Tenedora U.S., S.A. de C.V.; and b) an amount in pesos equivalent to 150 million U.S. dollars. The referred transmissions of the patrimonial blocks, will be adjusted, in each case, to the amounts, characteristics and legal nature of the goods and existing rights at the time of the split.

b. Certain liabilities of the shareholders on the amount of (thousands of pesos of spending power to June 30, 2001) $3,249 Mexican pesos, corresponding to the following concepts: Accounts payable and accumulated liabilities.

c. A part of the investment of the shareholders on the amount of (thousands of pesos of spending power to June 30, 2001) $5,150.331 M.N., corresponding to the following concepts: Capital stock paid, Actualization of the paid capital stock, value added in subscription of shares, Reserve for repurchase of own shares and accumulated profits.

3. Interest in the Capital: As a result of the divestiture, each of the shareholders of the divesting company shall initially have a right to a proportion of the share capital of the divested company, equal to that which they own in the divesting company.

4. Securities: The securities in circulation, representing the paid-in share capital of Grupo Carso, S.A. de C.V., with adhered coupons No. 8 and following, shall be exchanged for provisional certificates or share certificates and annulled according to the applicable resolutions of the shareholders' meeting. These share certificates will represent the shares comprising their respective share capital resulting from the divestiture. Following approval by the shareholders' meeting related to the exchange arising as a consequence of the divestiture, the shareholders will have the right to exchange for each share of Grupo Carso, S.A. de C.V. that they hold as of the record date: a) one ordinary, nominative Series A-1 share, without expression of nominal value, fully paid, with coupons No. 8 and following, corresponding to the paid capital stock will have Grupo Carso, S.A. de C.V. when operating its split; and b) an ordinary, nominative Series B-1 share, without expression of nominal value, fully paid, with coupons No. 1 and following, corresponding to the paid share capital of U.S. Commercial Corp., S.A. de C.V. The delivery of the corresponding share certificate will become available as of the date and in the terms that will be communicated to the shareholders by means of a notice that will be due to be published in one or several newspapers of those of greater circulation in the City of Mexico.

5. U.S. Commercial. As it has been mentioned, U.S. Commercial was constituted by virtue of the Shareholders' Meeting of GCarso, in which the split was resolved. In this respect, attached hereto as Annex "A" a copy of the public deed in which the incorporation of U.S. Commercial consists. The fixed minimum capital with which it was incorporated is of $340'073,000.00 Mexican pesos, it is paid in full, and was represented by 915,000,000 Series B-1 shares. On the other hand, as it happens in GCarso, it is expected that the Series B-1 shares representative of the capital stock of U.S. Commercial, are registered in the Values Section National Security Registry and that is offered for their sale and quotation through

Mexican Stock Exchange (BMV). Also, U.S. Commercial will emit denominated shares certificates of the American Depositary Receipts (ADRs) in the United States of America, which will be representative of two of the Series B-1 shares of the capital stock of U.S. Commercial, which will negotiate in that country under the terms of Rule 144 A.

6. Informative Brochure. In accordance with article 14 Bis 1 of the Mexican Securities Law, attached hereto as Annex "D", copy of the informative brochure project of U.S. Commercial.

7. Legal opinion. In accordance with fraction I b) of article 14 of the Mexican Securities Law, attached hereto as Annex "E", the independent legal opinion that turns on the legal existence of U.S. Commercial, the faculties of its representatives and the validity of the transmission of its shares.

8 Favorable opinion of the Mexican Stock Exchange. In accordance with fraction I d) of article 14 of the Mexican Securities Law, U.S. Commercial will obtain the favorable opinion of Mexican Stock Exchange, with respect to the inscription of the actions of U.S. Commercial in its listing.

9. Declaration of Information. It is attached hereto as Annex "F", copy of the denominated document Declaration of Information, which was distributed to the shareholders of GCarso, and that was filled to such Commission in its opportunity. This document describes the steps to follow and the characteristics of the split and is available in the internet page of the Mexican Stock Exchange. www.bmv.com.mx.

10. Code of Better Corporative Practices. It will be filled in the next days a copy of the project on the revelation on the application of the Code of Better Corporate Practices of U.S. Commercial.

11. Diskette. Attached hereto as Annex "G" is a diskette that contains the request of inscription of shares and authorization of public offering of U.S. Commercial.

12. List of Subsidiaries. Attached hereto as Annex "H" is a list of the subsidiary companies of U.S. Commercial and the percentage of participation in each one of them.

13. Certifications. Attached hereto as Annex "I", are the certificates to which Circular 11-29 issued by such Commission makes reference, as well as the letter subscribed by the Members of the Board and Statutory Auditor of U.S. Commercial.

14. Financial statements. Attached hereto as Annex "J", are the unaudited financial statements as November 30, 2001 of U.S. Commercial.

By virtue of the aforementioned, the undersigned kindly requests that the National Banking and Securities Commission:

FIRST To have U.S. Commercial Corp., S.A. de C.V. presented in the terms of this document and authorized to the people indicated in the same one.

SECOND To authorize the registration, in the Securities Section of the National Registry of Securities, the representative shares of the capital stock of U.S. Commercial Corp., S.A. de C.V., as well as to grant to these actions authorization for its quotation and trade in stock market.

Mexico Federal District, January 29, 2002

U.S. Commercial Corp., S.A. de C.V.

Quintín Humberto Botas Hernandez

c.c. Mr. Lic. Mauricio Basila Lago
Chief of Transmitters
Mr. Lic. Jose Antonio Bahena
Chief of Dispositions, Authorizations and Consultations
Bolsa Mexicana de Valores, S.A. de C.V.
Mr. Lic. Eduardo Gaisman S.D. Indeval, S.A. de C.V.
Indeval, S.A. de C.V., Central Securities Depositary

Annexes:

"A"	Copy of the U.S. Commercial by-laws, as well as legal obligations of the counsel.
"B"	Certificate of the U.S. Commercial Board of Directors Secretary.
"C"	Copy of the Minutes of the Grupo Carso, S.A. de C.V. Special General Shareholders' Meeting, held on November 21, 2001.
"D"	Copy of the U.S. Commercial information brochure.
"E"	Copy of the legal opinion letter.
"F"	Copy of the document entitled "Declaration of Information."
"G"	Diskette containing U.S. Commercial share subscription and public offer authorization.
"H"	List of U.S. Commercial subsidiaries and its respective participation percentage.
"I"	Reference to Circular 11-29.
"J"	U.S. Commercial financial statements.

EXHIBIT L

Information Brochure as made public through the web page of the Mexican Stock Exchange on June 18, 2002, required by article 14 bis 1 of the Securities Market Law for listing the shares on the National Registry of Securities

Unofficial Translation For Information purposes only

INFORMATION BROCHURE AS MADE PUBLIC THROUGH THE WEB PAGE OF THE MEXICAN STOCK EXCHANGE ON JUNE 18, 2002

COMPUSA

U.S. COMMERCIAL CORP., S.A. DE C.V.
TENEDORA U.S., S.A DE C.V.

Miguel de Cervantes Saavedra No. 255
Col. Ampliación Granada
México, Distrito Federal 11520

INFORMATION BROCHURE UNDER THE TERMS PROVIDED FOR IN ARTICLE 14 BIS 1 OF THE SECURITIES MARKET LAW

SERIES "B-1" CLASS I STOCK

The present information brochure was prepared in accordance with the terms of article 14 Bis 1 of the Stock Market Law, to request the listing of the 915,000,000 common stock, registered, without par value expressed, representing the "B-1" Series issued by U.S. Commercial, which was incorporated as a result of the corporate spin-off of GCarso and the listing of the 956,592,000 common stock, registered, without par value expressed, representing the "B-1" Series issued by Tenedora, which was incorporated as a result of the corporate spin-off of GSanborns.

The "B-1" Series stock of the corporations can be acquired indistinctly by Mexican or foreign individuals or corporations, including credit institutions, brokerage firms, mutual insurance institutions and corporations, bonding / bailing corporations, investment funds, investment funds specialized in retirement funds, pension funds, and seniority / length of services funds, general bonded warehouses, financial leasing corporations, financial factoring corporations, and credit unions.

The "B-1 Series stock of each of the companies shall be listed in the Securities Section of the RNV. It is anticipated that the "B-1" Series stock of both firms shall be listed on the BMV with the listing codes "USCOM" and "TENUS".

Listing in the RNV does not imply certification regarding merit of the securities nor the creditworthiness of the issuer.

Mexico, D.F., June ____ of 2002 Reg. RNV DGA-___ of __ of June__ of 2002. Reg. BMV_____. Authorization CNBV DGE- ___ June __of 2002.

This brochure can be consulted on the Internet page of the BMV.
http://www.bmv.com.mx/

INDEX

I. GENERAL INFORMATION

1.) GLOSSARY OF TERMS AND DEFINITIONS
2) PERSONS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE INFORMATION BROCHURE PROJECT
3) EXECUTIVE SUMMARY
4) RISK FACTORS
5) SOURCES OF INFORMATION AND EXPERTS' STATEMENTS
6) OTHER SECURITIES LISTED IN THE RNV
7) DOCUMENT OF A PUBLIC NATURE

II) THE COMPANY.

1) HISTORY AND DEVELOPMENT
2) BUSINESS DESCRIPTION
   a) Main Activity
   b) Distribution Channels
   c) Patents, Licenses, Brands and Other Contracts
   d) Main Clients
   e) Applicable Legislation and Tax Regime
   f) Human Resources
   g) Market Information and Competitive Advantages
   h) Financial Information per Line of Business, Geographic Zone and Export Sales
   i) Corporate Structure
   j) Main Assets
   k) Judicial, Administrative or Arbitration Proceedings
   l) Shares that Represent Capital Stock
   m) Dividends

3) ADMINISTRATION / MANAGEMENT

   a) By – Laws and other Agreements
   b) Administrators and Stockholders
   c) Auditors
   d) Operations with Related Parties and Conflict of Interests

III) FINANCIAL INFORMATION

1) Selected Financial Information
2) Relevant Credit Reports
3) Administration / Management Analysis and Comments Regarding Operation Results
   a) Operation Results
   b) Financial Situation, Liquidity and Capital Resources
   c) Prospects and Information regarding Recent Trends

ANNEX I

Audited Consolidated Financial Statements as of December 31st of 2000 and 2001 of U.S. Commercial

ANNEX II

Audited Consolidated Financial Statements as of December 31st of 2000 and 2001 of Tenedora

ANNEX III

Audited Consolidated Financial Statements as of December 31st of 2000 and 2001 of CompUSA

ANNEX IV

Audited Consolidated Financial Statements as of December 31st of 2000 and 2001 of GCarso.

ANNEX V
Audited Consolidated Financial Statements as of December 31st of 2000 and 2001 of GSanborns.

ANNEX VI
Non Audited Consolidated Financial Statements as of March 31st of 2002 of U.S. Commercial.

ANNEX VII
Non Audited Consolidated Financial Statements as of March 31st of 2002 of Tenedora.

ANNEX VIII
CompUSA Analysis as of March 31st of 2002

"No brokers / dealers, representative with power of attorney to conduct transactions with the public or with any other person, has been authorized to provide information or to make any statement that is not contained in this information brochure. Consequently, any information or statement that is not contained in this information brochure must be understood as not authorized by the Company or Tenedora."

I) GENERAL INFORMATION

1), GLOSSARY OF TERMS AND DEFINITIONS

ADR'S	Securities issued abroad called American Depositary Receipts
America Movil	America Movil, S.A. de C.V.
AOL	*America on Line*
Best Buy	Best Buy Co., Inc.
BMV	Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange).
Cigatam	Cigarros la Tabacalera Mexicana, S.A. de C.V.
Circuit City	Circuit City Stores, Inc.
CNBV	Comision Nacional Bancaria y de Valores (National Banking and Securities Commission)
CompUSA	CompUSA, Inc.
Computer City	Computer City, Inc.
Condumex	Grupo Condumex, S.A. de C.V.
Credit Agreement	Revolving credit entered into by CompUSA with collateral dated June 30th of 1999.
Dell	Dell Computer Corporation
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operative flow.
United States	United States of America
FGR	Franck, Galicia y Robles, S.C.
Frisco	Empresas Frisco, S.A. de C.V.
Gateway	Gateway, Inc.
GCarso	Grupo Carso, S.A. de C.V.
GSanborns	Grupo Sanborns, S.A. de C.V.
GSS	Global Service Solutions

IMCP	Instituto Mexicano de Contadores Públicos, A.C. (Mexican Institute of Public Accountants)
IMPAC	Assets tax
INPC	Indice Nacional de Precios al Consumidor ('National Consumer Price Index')
ISR	Impuesto sobre la Renta ('Income Tax')
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores – Securities Deposit Institute
LGSM	Ley General de Sociedades Mercantiles (General Law of Mercantile Corporations)
Mexico	United Mexican States
Nacobre	Industrias Nacobre, S.A. de C.V.
NYSE	New York Stock Exchange (Bolsa de Valores de Nueva York)
Office Depot	Office Depot, Inc.
Office Max	Office Max, Inc.
PDA's	Personal Digital Assistants
PIB	Producto Interno Bruto (Gross Domestic Product)
Porcelanite	Porcelanite, S.A. de C.V.
Radio Shack	Radio Shack Corporation
RNV	Registro Nacional de Valores – (National Securities Registry)
Saks	Saks Incorporated
Sears México	Sears Roebuck de México, S.A. de C.V.
Sears USA	Sears Roebuck and Co.
Soft Warehouse	Soft Warehouse, Inc.
Staples	Staples, Inc.
TAP	Technological guarantee program
Target	Target Corporation
Technology & Internet	Technology & Internet Holding Co

Telmex	Teléfonos de México S.A. de C.V.
Tenedora	Tenedora U.S., S.A. de C.V.
U.S. Commercial or the Company	U.S. Commercial Corp., S.A. de C.V.

[Space left blank intentionally]

2.) PEOPLE RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE INFORMATION BROCHURE

As part of the application for the listing and public offering of the shares representing the Company's and Tenedora's capital stock, the people mentioned following presented before the CNBV and the BMV, guarantee letters, by means of which they have stated that they have no knowledge of any relevant information that may have been omitted, falsified or that may lead to error contained in this information brochure:

U.S. Commercial	Lic. Carlos Slim Domit	Full Board Member
	Ing. Claudio X. Gonzalez Laporte	Full Board Member
	Arq. Angel Eduardo Peralta Rosado	Full Board Member
	C.P. Juan Antonio Perez Simon	Full Board Member
	Lic. Marco Antonio Slim Domit	Full Board Member
	Lic. Patrick Slim Domit	Full Board Member
Tenedora	Lic. Carlos Slim Domit	Full Board Member
	Ing. Claudio X. Gonzalez Laporte	Full Board Member
	Arq. Angel Eduardo Peralta Rosado	Full Board Member
	C.P. Juan Antonio Perez Simon	Full Board Member
	Lic. Marco Antonio Slim Domit	Full Board Member
	Lic. Patrick Slim Domit	Full Board Member
FGR	Lic. Rafael Robles Miaja	Partner
Ruiz Urquiza y Cía., S.C.	C.P. Walter Fraschetto Valdes	Stockholders' Representative

3.) EXECUTIVE SUMMARY

Following is a brief summary of certain information contained in this information brochure. This summary is subject in the aggregate to more detailed information contained in the present information brochure.

THE SPIN - OFFS

GCarso and GSanborns spinned-off 51% of CompUSA stock. The spin-off was implemented by means of three successive transactions, as described following: (i) First GSanborns spinned-off and incorporated Tenedora; (ii) second, GCarso spinned-off and incorporated U.S. Commercial; and (iii) finally, it is anticipated that Tenedora shall merge into U.S. Commercial. Once U.S. Commercial and Tenedora's stock is registered in the RNV and is listed on the BMV, the merger of Tenedora and U.S. Commercial shall be submitted to the stockholders' approval at special meetings of both companies.

The fundamental goal of the spin-offs and the merger was, among others, to improve the financial and operative efficiency of both GCarso and GSanborns, as well as qualifying and authorizing CompUSA to manage and invest in the retail sales sector within the United States of America with a healthy cash flow position to develop and support its operations. As consequence of the spin-offs and the expected merger, U.S. Commercial is indirectly the owner of 51% of CompUSA, which markets products and technological solutions by means of its chain of retail stores in the United States. The remaining 49% of the stock issued by CompUSA is owned by a corporation that is a subsidiary of America Movil. America Movil received the mentioned package of stock derived from the Telmex spin-off in the year 2000.

GCarso shall continue to principally control GSanborns, Condumex, Nacobre, Frisco, Porcelanite and Cigatam. GSanborns shall fundamentally continue to be the proprietor of its chain of specialized Sanborns stores with restaurant and retail sales operations, Sanborns Cafe, music stores such as Mix Up and Dicolandia, Sears stores and "El Globo" bakeries.

U.S. COMMERCIAL AND TENEDORA

U.S. Commercial and Tenedora were incorporated as a result of the GCarso and GSanborns spin-off agreed a the Special General Stockholders Meetings, respectively, that took place on November 21st of 2001, with the purpose of maintaining the indirect ownership of CompUSA stock, whose main activities are carried out within the commercial sector of the United States of America as a technological products and services marketing concern.

U.S. Commercial capital is variable. The minimum fixed capital without withdrawal option is $340'073,000.00 (Three hundred and forty million seventy three thousand pesos 00/100 M.N. (Mex. Cy.), represented by 915'000,000 shares of stock identified as "B-1" Series, common stock, registered, without par value expressed, fully subscribed and paid-in.

Tenedora's capital is variable. The minimum fixed capital without withdrawal option is $254'965,000.00 (Two hundred and fifty four million nine hundred and sixty five thousand pesos 00/100 M.N. (Mex. Cy.), represented by 956'592,000 shares of stock identified as "B-1" Series, common stock, registered, without par value expressed, fully subscribed and paid-in.

The Company and Tenedora have no employees since they are both (stock) holding companies, for which reason they carry out their administrative services by means of third parties or of their subsidiary CompUSA.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The table that is included following shows a summary of consolidated financial information of the Company and Tenedora for the fiscal years that ended December 31st of 2000 and 2001, respectively, which derives in the Company's and Tenedora's certified annual financial statements for the mentioned fiscal years. This information must be read conjointly with section III.3 "Administration / Management Comments and Analysis regarding the Financial Situation and the Results of Operation" and the Company's and Tenedora's annual financial statements, including the notes to such statements, contained in this information brochure.

The financial statements and the summary of the consolidated financial information were prepared, in accordance with generally accepted accounting principles in Mexico and with Bulletin B-10, issued by the IMCP (Mexican Institute of Public Accountants), that establishes that certain effects produced by inflation must be reflected in the financial statements. See note 3 of the annual financial statements.

	US COMMERCIAL		TENEDORA US	
	(Amounts in million Pesos with purchasing power as of December 31st 2001[1])			
	12 months ended in 2001	10 months ended in 2000	12 months ended in 2001	10 months ended in 2000
Data of the Operating Statement :				
Total sales, nets(2)	37,878.5	37,988.3	37,878.5	37,988.3
Cost of sales	30,500.9	30,674.7	30,500.9	30,674.7
Operating expenses	7,618.2	7,101.7	7,618.2	7,101.7
Operating (loss) profit	(240.6)	211.9	(240.6)	211.9
Allowance for taxes and other items(3)	12.2	0.4	12.6	0.4
Net loss	(394.4)	(606.0)	(394.0)	(606.0)
Majority net loss	(163.8)	(288.8)	(205.6)	(374.0)
Net loss per share	(0.18)	(0.32)	(0.21)	(0.39)
Depreciation and amortization	1,055.7	1,008.7	1,055.7	1,008.7
General Balance Sheet Data (at closing of fiscal year):				
Cash or short-term / temporary investments	2,576.7	853.5	1,190.2	853.5
Accounts receivable, net	786.9	1,698.6	784.8	1,698.6
Inventories, net	4,813.8	5,529.6	4,813.8	5,529.7
Expenses paid in advance	279.4	237.7	279.4	237.8
Properties and equipment, net	1,969.6	2,197.8	1,969.6	2,197.8
Other Assets, net[4]	7,672.8	8,691.1	7,672.8	8,691.2
Total assets	18,099.3	19,208.6	16,710.5	19,208.6
Total current liabilities	6,074.0	6,603.3	6,073.0	6,603.4
Total liabilities	8,572.4	11,100.1	8,572.0	11,100.1

Total stockholders investment	9,526.8	8,108.4	8,138.5	8,108.5
Other financial information:				
EBITDA	279.9	723.3	279.9	723.4
Debt of (with) affiliated companies net[5]	2,273.0	1,021.2	2,273.0	1,021.2
Interest paid[6]	309.0	478.2	309.2	478.3
Resources generated by (used in) the operations	481.4	(1,108.7)	483.5	(1,108.7)
Resources (used in) generated by financing activities	736.0	2,397.0	(652.7)	2,397.1

(1) Amounts in million Pesos with purchasing power as of December 31st 2001.

(2) The Company's net sales represent the net sales of the stores specialized in personal computers, software, accessories and services during the period. See section III.3 Annex II "Administration / Management Comments and Analysis of the Financial Situation and the Operating Results and Financial Situation — Introduction to the Company's operations — Net Sales" and the Note (f) to the annual financial statements.

(3) Includes income tax, assets tax and workers / employees participation in profits.

(4) Includes among other assets by way of commercial / mercantile credit and non – competition agreement $7,624.1 and $8,643.9

(5) Practically this entire amount represents balances with Banco Inbursa, S.A. See Note 9 to the annual financial statements.

(6) Includes the interest of the revolving credit line and the subordinate promissory note. See Note 9 to the annual financial statements.

U.S. COMMERCIAL GENERAL SUMMARY

Financial Statements of GCarso on which the Spin-off was based:	The spin-off was carried out on the basis of the certified financial statements of GCarso to December of 2000, as well as of the proforma Balance Sheet to June 30th of 2001 and its attached notes. The synthesis of the proforma Balance is the following: GCarso figures before the spin-off, (amounts in thousands of pesos with purchasing power as of June 30th of 2001): Assets $27,311,806 M.N. Mex. Cy.; Liabilities $3,401,563 M.N.-Mex. Cy.; and Stockholders' Investment $23,910,243 M.N.-Mex. Cy. U.S. Commercial amounts, assuming that the spin-off had entered into operation on June 30th of 2001: (amounts in thousands of pesos with purchasing power as of June 30th of 2001): Assets $5,153,580 M.N., Mex. Cy.; Liabilities $3,249 M.N., Mex. Cy.; and Stockholders Investment $5,150,331 M.N. GCarso figures after the spin-off, (amounts in thousands of pesos with purchasing power as of June 30th of 2001): Assets $22,158,226 M.N., Mex. Cy.; Liabilities $3,398,314 M.N.; and Stockholders Investment $18,759,912 M.N.
Transferred Elements to U.S. Commercial:	As result of the spin-off, part of the assets, liabilities and stockholders' investment of GCarso, in its capacity as the spinning-off corporation, were contributed in block to U.S. Commercial, in the form and terms that are indicated following: (i). Part of the assets for an amount of (thousands of pesos with purchasing power as of June 30th of 2001) $5,153,580 M.N, Mex. Cy., assuming that the spin off had entered into operation on June 30th of 2001. To this effect the following was transferred to the mentioned spinned-off corporation: a) entitlement or bearer rights as well as all other rights over the entire amount of the shares that correspond to GCarso of Tenedora's capital stock, who, in turn, is the indirect controller of 51% of the shares that represent the capital stock of CompUSA; and b) an amount in cash equivalent to a sum in the order of U.S. $150 million dollars. (ii). Part of the stockholders liabilities for an amount of (thousands of pesos with purchasing power as of June 30th of 2001) $3,249 M.N., Mex. Cy. that corresponds under the following heading: "Accounts payable and accrued liabilities". (iii). Part of the stockholders investment for an amount of (thousands of pesos with purchasing power as of June 30th of 2001) $5,150,331 M.N., Mex. Cy., which corresponds to the following headings / items: "Paid-in capital stock", "Paid-in

capital stock update", "Premium on stock subscription", "Reserve for repurchase of own stock" and "Accrued profits".

U.S. Commercial

U.S. Commercial is a new Mexican corporation, incorporated as a consequence of the spin-off of GCarso in order to hold GCarso's stock in Tenedora and the amount equivalent in cash, in Mexican pesos of approximately U.S.$150 million. Subsequently, Tenedora shall merge into U.S. Commercial.

The stockholding participation of U.S. Commercial in Tenedora, is the same as GCarso had in GSanborns at the time that the stockholders meeting that approved the spin-off took place. At the date of this information brochure, U.S. Commercial is the owner of approximately 80% of total Tenedora's stock.

Tenedora

Tenedora is a new Mexican corporation, incorporated as consequence of the GSanborns spin-off in order to hold the indirect property of CompUSA stock and amount equivalent in cash, in Mexican pesos, to U.S. $50 million. Subsequently, Tenedora shall merge with U.S. Commercial.

Capital Stock of U.S. Commercial

U.S. Commercial has only one stock series, which has full voting rights. To the date of this information brochure, U.S. Commercial has 915,000,000 of the issued and outstanding stock, less the stock that is kept in the Treasury in accordance with the GCarso repurchase program. The number of additional shares of U.S. Commercial to be issued in the merger shall be determined in U.S. Commercial's Special Stockholders Meeting in which the merger shall be approved.

TENEDORA GENERAL SUMMARY

Financial Statements of GSanborns on which the Spin-off was based:

The spin-off was carried out on the basis of the certified financial statements of GSanborns to December of 2000, as well as of the proforma Balance Sheet to June 30th of 2001 and its attached notes. The synthesis of the proforma Balance is the following:

GSanborns figures before the spin-off, (amounts in thousands of pesos with purchasing power as of June 30th of 2001): Assets $14,392,754 M.N. Mex. Cy.; Liabilities $5,736,840 M.N.-Mex. Cy.; and Stockholders' Investment $8,655,914 M.N.-Mex. Cy.

Tenedora amounts, assuming that the spin-off had entered into operation on June 30th of 2001: (amounts in thousands of pesos with purchasing power as of June 30th of 2001): Assets $4,769,313 M.N., Mex. Cy.; Liabilities $25 M.N., Mex. Cy.; and Stockholders Investment $4,769,288 M.N.

GSanborns figures after the spin-off, (amounts in thousands of pesos with

purchasing power as of June 30th of 2001): Assets $9,623,441 M.N., Mex. Cy.; Liabilities $5,736,815 M.N.; and Stockholders Investment $3,886,626 M.N.

Transferred Elements to Tenedora: As result of the spin-off, part of the assets, liabilities and stockholders' investment of GSanborns, in its capacity as the spinning-off corporation, were contributed in block to Tenedora, in the form and terms that are indicated following:

(i). Part of the assets for an amount of (thousands of pesos with purchasing power as of June 30th of 2001) $4,769,313 M.N, Mex. Cy., assuming that the spin off had entered into operation on June 30th of 2001. To this effect the following was transferred to the mentioned spinned-off corporation: a) entitlement or bearer rights as well as all other rights over the entire amount of the participation of Gsanborns, in the capital stock of it's subsidiary company Sanborn L.L.C., who, in turn, is the controller of 51% of the shares that represent the capital stock of CompUSA; and b) an amount in cash equivalent to a sum in the order of U.S. $50 million dollars.

(ii). Part of the stockholders liabilities for an amount of (thousands of pesos with purchasing power as of June 30th of 2001) $25 M.N., Mex. Cy. that corresponds under the following heading: "Accounts payable and accrued liabilities".

(iii). Part of the stockholders investment for an amount of (thousands of pesos with purchasing power as of June 30th of 2001) $4,769,288 M.N., Mex. Cy., which corresponds to the following headings / items: "Paid-in capital stock", "Paid-in capital stock update", "Premium on stock subscription" and "Foreign entities conversion effect".

Tenedora: Tenedora is a new Mexican corporation, incorporated as consequence of the GSanborns spin-off in order to hold the indirect property of CompUSA stock and amount equivalent in cash, in Mexican pesos, to U.S. $50 million. Subsequently, Tenedora shall merge with U.S. Commercial.

Capital Stock of Tenedora: Tenedora has only one class of stock, which has full voting rights. The number of authorized shares of Tenedora is of 956,592,000.

CompUSA: The Company and Tenedora are (stock) holding companies, whose main investment is focused towards the technology sector by means of the firm CompUSA in the United States. CompUSA is one of the most important chains of commercial computer and technological products and services stores in the United States. The main business component of the firm is retail sales through its chain of Super Stores in the United States.

COMPUSA

Products: CompUSA main channel of distribution is its chain formed by 223 super stores, *and* 4 "Cozone by CompUSA" stores in the United States. CompUSA offers thousands of products, accessories and services related with technology and personal computers as the main component of their retail sales strategy.

Through its stores and internet page, CompUSA offers more than 80,000 products. These products include personal computers, desktop and laptop (portable), as well peripheral products such as printers, modems, monitors, data storage devices, image products, video game consoles, software and game accessories, among others.

Through its 223 super stores, CompUSA offers a wide range of technological products, technical services and training. The super store chain was recently reconditioned with resources from CompUSA suppliers. The reconditioning / remodeling of the stores has the purpose of offering clients a more friendly and interactive shopping environment. In addition to the marketing of traditional products such as computers and accessories, special emphasis has been placed on categories that include consumer electronics, digital and wireless technology and personalized networks. CompUSA opened three Super Stores in 2001 and has plans to open around five more for the year 2002.

Training: Additionally, CompUSA has available training classrooms within the stores for software applications that go from common business tools to advanced certifications. In addition to training conducted by instructors, CompUSA also offers training by means of the computer as well as training via satellite and via Internet. CompUSA is vertically integrated to offer training services, making the location of its training classrooms more efficient by region and eliminating duplicity in markets where there is more than one store. CompUSA uses sub – contracted services from "Call Center" to handle the signing-up process for classes, some "telemarketing" services and related functions.

Technical Services: In addition, CompUSA provides technical services to its clients. The services provided at each store include updating, traditional configurations, network cabling, diagnostic tests, maintenance, repairs, delivery and installation. CompUSA offers repair services to third party service centers and to service plan providers under service agreements at a national level. CompUSA is an authorized supplier of technical services for the principal manufacturers in the industry.

Cozone by CompUSA: With the launching of the first "*Cozone by CompUSA*" store in the second quarter of the year 2001, CompUSA began a new stage as marketer of technology. The idea of this concept is to provide service to the consumer by means of stores of a more specialized and smaller format. Thus, the Cozone stores have become a store specialized in technology that offers its clients products with a mobility focus such as PDAs, MP3 reproducers, digital image products, wireless communications and more powerful and innovative laptop and desktop computers. During the year 2001 four Cozone stores have been opened.

Technological Solutions: CompUSA offers technological solutions directed towards small and medium companies, educational institutions, and government and federal agencies, offering more than 80,000 products, technological services and software license processing.

Compusa.com: Through compusa.com, the clients can access store information and carry out their purchases 24 hours a day, seven days a week. With more than 80,000 products available

in *compusa.com*, the clients have the advantage of conducting their purchases from their homes and fulfilling all of their technological requirements in one place.

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BUSINESS STRATEGY

CompUSA's fundamental strategy is based on the variety of products, accessories and services it offers its clients under optimal price and quality conditions. Notwithstanding the fact that products and services prices are negotiated centrally and in a large measure depend upon market and manufacturer conditions, the management of each local store compares prices on a regular basis with those offered by similar businesses, and said management has the authority to adjust its prices to the conditions of local competition, which fluctuate in accordance to centrally established guides and conditions.

CompUSA also looks for its clients to have available the added value of training and technical services as well as technological solutions. An essential component of its strategy lies in allowing its clients to have the best value and a purchase, service and personal attention experience that is unique in the industry, and that it seeks to improve constantly for the benefit of the costumers.

In addition, CompUSA has been reconditioning and remodeling its stores to improve its image and increase recognition of its brand as a place to be up-to-date in technological solutions that shall allow attracting more traffic and be state of the art in technological solutions.

It furthermore attempts to adapt to the clients' requirements, for which it has developed the *Cozone* format with more flexibility and focused on providing the clients with a variety of products in a more convenient manner and more easily available.

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4.) RISK FACTORS

The following are the risk factors that the Company and Tenedora consider might adversely affect the performance and profitability of the company and could represent the major impact on these enterprises and on their results of operation and that must therefore be considered by the investing public. Additionally are presented those risks capable of influencing the price of their securities.

The risks and uncertainties that are described are not the only ones that are faced, nevertheless, the intention is to describe those of most importance, aware of the fact that there are others that could also affect their operations and activities.

a) Risk factors derived from macroeconomic changes

Economic Conditions in the United States.

Practically all of the Company's and Tenedora's operations and assets are in the United States. Therefore, the Company's and Tenedora's activities could be adversely affected by the general situation of the economy, inflation, the situation of the dollar in regard to the peso and other currencies, interest rates and political and social events in the United States.

The stock market prices of Mexican companies can vary in different degrees, affected by economic and market conditions in other emerging countries. Even though the conditions of such countries may significantly differ from Mexico's economic conditions, the reactions of investors to the events in any of these countries can adversely affect the stock and securities prices of Mexican issuers. It cannot be assured that the prices of U.S. Commercial and Tenedora's securities shall not be adversely affected by events taking place elsewhere, especially in the emerging countries.

Inflation and interest rates in Mexico

Over the last years the country has experienced lower levels of inflation. In 1999, 2000 and 2001, the rate of inflation, measured in terms of the changes in the INPC was 12.3%, 9.0% and 4.4% respectively. High rates of inflation could affect the operating results of US Commercial and Tenedora.

Mexico has and may again have extremely high interest rates, in real as well as in nominal terms. During 1999, 2000 and 2001, the average rate of the 28 – day Cetes was 21.4%, 15.2% and 10.5%, respectively. Therefore, if in the future U.S. Commercial and Tenedora should find themselves in need of resorting to debt denominated in Pesos, it is probable that such a debt could be engaged at higher interest rates than those in other currencies.

Political events in Mexico

The loss of the presidency by the former ruling party could affect the country's economic policy. During the elections that took place July 2nd of 2000, Vicente Fox of the opposition party Partido Accion Nacional (PAN) won the presidency. His victory ended more than 70 years of the presidential regime of the Partido Revolucionario Institucional (PRI). Neither the PRI nor the PAN was able to gain a majority in the Chamber of Deputies nor in the Senate that represent Congress in Mexico. Even though members of the Partido Acción Nacional have governed several states and municipalities, the PAN has never previously governed at the national level

before. The modification in economic policy and monetary instability could have an adverse effect on the activities, financial situation and operating results of U.S. Commercial and Tenedora, as well as on the market price of their stock.

Reforms in Tax matters

Different modifications to the legal provisions in fiscal matters were published January 1st of 2002 in the Federal Official Bulletin, that could represent changes in U.S. Commercial's and Tenedora's financial situation as well as changes that could affect the stockholders. We recommend that the investors independently consult their fiscal consultants regarding the current legal provisions that apply to the acquisition, property and disposal of Company and Tenedora stock. See the section *"Applicable Legislation / Fiscal* Situation"

Monetary exchange fluctuations

The Company's operating costs and investments in assets, including the costs of products and services are denominated in foreign currency, generally in United States dollars. Additionally, in the future the Company could find itself in need of incurring in debt denominated in foreign currency for the expansion and modernization of its network of stores, to provide new services, and for the financing of future acquisitions, if it were the case. At the same time, practically all of the Company's income is denominated in United States dollars.

Consequently the Company's and Tenedora's financial statements and other information must consider that the conversion into pesos for revelation purposes does not constitute a comparable effect over time. Therefore, the rate of exchange of the peso against the United States dollar must be considered from time to time, for the different items of interest for the stockholders, including sales, operating profit, the EBITDA and net profit.

Significant devaluation or depreciation of the Peso could also cause instability in the international currency markets. This could limit the Company's capacity to convert or transfer dollars to pesos or other currencies or, to obtain financing in the optimal conditions. Even though at present the Mexican government does not restrict the right or the capacity of Mexicans or foreigners of converting Pesos to Dollars or to transfer currency out of the country nor in the United States, in the future restrictive monetary exchange policies might be established.

Political, economic, legislative and regulatory aspects in the United States

By virtue of the fact that almost all of the Company's and Tenedora's operations consist of holding CompUSA stock, the development of political, economic, legislative and regulatory aspects in the United States directly influence their income and profits. Any adverse effect in the United States' economy can have a direct effect on CompUSA operations and consumption of technological products and services in that country directly affects operating results. Equally, even though the primary responsibility of the compliance of applicable legislation and the responsibility of the product correspond to the manufacturers, any change in the United States regulatory environment could adversely affect CompUSA in regard to sales' volume, periodicity or variety of their products.

b) *<u>Risk factors that affect U.S. Commercial and Tenedora</u>*

Business segment: Derived from the GCarso and the GSanborns spin-offs, U.S. Commercial and Tenedora shall prevail as (stock) holding companies that today hold 51% of the

stockholding in CompUSA. The Company and Tenedora are substantially less diversified and their commercial success depends exclusively on the market segment on which they are focused.

Certain Relations between GCarso, GSanborns, U.C. Commercial and Tenedora

In accordance with Mexican laws, GCarso and GSanborns, shall continue to be jointly and severally liable for the obligations of GCarso and GSanborns, assumed by U.S. Commercial and Tenedora, respectively as consequence of the spin-off. The previous shall be for a three-year period counted as of the date when the last publication was made of the summary of the spin-off resolution in accordance with the LGSM. Nevertheless, this liability shall not be extensive to those parties or entities that may have granted express consent releasing GCarso and GSanborns from any such liability or who may have approved the spin-off.

T The separation of U.S. Commercial and Tenedora from GCarso and GSanborns, and the transference of assets to U.S. Commercial and Tenedora, respectively, was carried by resolution of GCarso and GSanborns stockholders voted at the special meetings of November 21st of 2001.

Derived from the spin-offs, GCarso is not the owner of the shares representing the capital stock of U.S. Commercial and Gsanborns is not the owner of the shares representing the capital stock of Tenedora. Nevertheless, said companies may have limited contractual relations, in order to complete the separation in accordance with the spin-off of GCarso and GSanborns, and, if it should be the case, provide temporary services to U.S. Commercial and Tenedora, respectively.

Structure of (stock) holding company

U.S. Commercial and Tenedora are both (stock) holding companies that do not have operations of their own. Consequently their capacity for paying dividends at the holding company level, depends upon their subsidiaries declaring the payment of dividends. The Company has the intention of retaining the profits that may be generated, with the purpose of using them for its operations, and it does not plan to pay dividends in cash or in kind in the future. The group of controlling stockholders has the authority of determining the declaration of dividends on the part of the Company. The terms of CompUSA debt agreements could impose commitments that may limit the Company's capacity to approve a declaration of dividends on the part of the Company.

c) *Risks related with the subsidiaries (CompUSA)*

Economic Situation

The situation of United States economy may have an important impact on CompUSA's performance. The uncertainty that goes with a weak or unstable economy can affect CompUSA's retail as well as direct sales. In view of the fact that the majority of CompUSA's sales are not basic needs, retail clients may decide in favor of postponing this type of purchases until their perception about the economic situation improves. On the other hand, direct sales to corporate entities are adversely affected during economic crisis because they have more restricted budgets.

Based on historic evidence, CompUSA considers that its business is seasonal. Sales, as well as the profits generated are lower during the second and third quarters of the calendar year than during the first and fourth quarters. For this reason, CompUSA sales are more sensitive to the economic situation during the first and fourth quarters.

Competition

The industry in which CompUSA participates is extremely competitive. The alternate channels of distribution, such as Internet sales and direct factory sales, have continued to increase and to take a share of the market of traditional stores; in addition, commercial chains have increased their supply of electronic consumer products, especially those that are easier to sell, install and operate. Additionally, it has become more common for the consumer to use the Internet to download software packages for computers and Internet entertainment.

Currently, CompUSA competes in the United States with commercial chains that distribute electronics such as Best Buy, Circuit City and Radio Shack; home and office commercial establishments such as Office Depot, Office Max and Staples; department stores like Sears, Wal-Mart and Target, and an increasing number of direct sales alternatives. CompUSA also competes with independent distributors, regional discount chains, wholesale stores and Internet or mail distributors. See the section: *"Market Information"*.

Relations with suppliers

CompUSA takes into consideration different factors in the selection of its suppliers, including the demand for the products on the part of the clients, availability and quality of same, price and financing conditions. CompUSA believes that the large volumes of merchandise that it purchases, ordinarily allows them to acquire products at competitive prices on the market. CompUSA has maintained long-term relations with its main suppliers, however, it does not maintain commitments nor contract obligations with any of them.

The loss or cancellation of the distribution of any supplier could have an adverse effect on CompUSA sales. The high demand of certain articles could cause suppliers to limit or temporarily discontinue the supply of such products. This situation is evident when new products are introduced, and sometimes the manufacturers cannot distribute a sufficient amount to satisfy the demand. CompUSA has not experienced significant difficulties in maintaining sources of supply and consider that such sources shall continue to exist for the type of merchandise sold at the stores.

Obsolescence of the inventory

As marketers of personal computers and technology services, CompUSA faces less risk of product obsolescence due to technological advance than does the manufacturer. However, CompUSA has limited the risk of inventory obsolescence by means of contractual clauses with the majority of their suppliers, including price protection, merchandise balance and return privileges, subject to restrictions and limitation in certain circumstance.

CompUSA has also agreed with certain suppliers that limit return privileges, obtaining instead other benefits such as additional discounts on the purchase of merchandise. Further, CompUSA reduces the risk of technological obsolescence by means of an adequate handling of inventories that allows it to maximize their rotation. If the contractual clauses negotiated with the suppliers were to be discontinued, they could expose CompUSA to the risk of product obsolescence , which could have an adverse effect for CompUSA. There is no guarantee that the suppliers could modify such clauses to the detriment of CompUSA.

Quality of accounts receivable

CompUSA gives 30-day term credit to its corporate, government and educational entity clients. CompUSA has generated reserves / allowances for non – collectable accounts; however, the deterioration of the portfolio could adversely affect CompUSA' profits as well as its cash flow.

Fluctuations in interest rates

The financial expense of the debt entered into by CompUSA is variable. The interest rates of the credits or lines of credit are determined by using reference rates, PRIME or LIBOR, plus an interest differential agreed with the creditor. Increases in the rates of interest would result in financial expense increases and the consequent decrease in profits.

Inflation

In spite of the fact that inflation has not had nor is it anticipated to have an important impact on CompUSA operating results, there is no guarantee that CompUSA's business may not be affected by inflation in the future.

Control by principal stockholders; rights conferred by stock

As of December 31st of 2001, the majority of the voting stock issued by U.S. Commercial and Tenedora was owned, directly or indirectly, by a group of stockholders headed by Carlos Slim Helu and members of his immediate family who can designate the majority of the members of the Board of Directors and determine the result of other stocks that required the stockholders' vote.

Registered brands or agreements

The Company and Tenedora are not directly the owners of patents, licenses or brands. However, CompUSA does have several patents, licenses and brands registered. CompUSA carries out its commercial activities in the United States using the following names or brands: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where America buys technology", "Cozone by CompUSA"* and *"CompUSA.com"*. CompUSA has the federal registration for the mentioned brands and is in the process of registering a number of other products and services. CompUSA has the registration of its brands in several countries outside of the United States. As a technology marketer, CompUSA sells a large variety of products and services of brands owned by third parties and that are duly registered.

The loss of the property or the rights of the principle brands, licenses and patents used by CompUSA for the sale, distribution and marketing of their products or the disability to maintain them, could have an adverse effect on CompUSA's activities and in consequence for the Company and Tenedora.

Seasonal trends

Based on historic evidence, CompUSA considers that its business is seasonal. Sales, as well as the profits generated are lower during the second and third quarters of the calendar year than during the first and fourth quarters. For this reason, CompUSA sales are more sensitive to the economic situation during the first and fourth quarters.

d) *Risk factors related with the securities issued by US Commercial and Tenedora*

Possible lack of market for US Commercial and Tenedora's stock

It is possible that there is no market for US Commercial and Tenedora's stock and therefore, an active and liquid listing market for U.S. Commercial and Tenedora's stock might not develop. The initial quotation price might not be indicative of the prices that shall prevail on the market after the beginning of U.S. Commercial and Tenedora's operations.

Events in other countries could affect the price of the securities issued by U.S. Commercial and Tenedora

The stock market prices of Mexican issuers can be affected in a larger or smaller degree by economic and market conditions in other countries. Even though the conditions of other countries may be very different than Mexico's economic conditions, the reactions of investors to the events in any of these countries could have an adverse effect on the market prices of securities of Mexican issuers.

It cannot be assured that the prices of U.S. Commercial and Tenedora's securities shall not be adversely affected by events taking place elsewhere, especially in the emerging countries. At the end of 1994 and during 1995, Mexico experienced an economic crisis that was marked by the instability of the exchange rate, the devaluation of the peso and high rates of inflation. Similarly, in the second semester of 1998 and the beginning of 1999 the prices of the securities of Mexican issuers were adversely affected by the economic crisis of Russia, Korea and Brazil. During 2000, the drop in the United States markets adversely affected the market price of Mexican issuer's securities. On the other hand, terrorist attacks and acts of war as those that occurred in September of last year in the United States have had negative results in the behavior of the stock market. U.S Commercial and Tenedora cannot guarantee that the price of their stock shall not be adversely affected by the events in other countries.

The price of U.S. Commercial and Tenedora's stock could be volatile

The stock price quotations of U.S. Commercial and Tenedora's stock could be volatile and significantly fluctuate in response to a variety of factors, including:

- quarterly and annual operating results both historical as well as planned for CompUSA;
- the variations between real results and expectations of analysts and investors;
- the announcement on the part of CompUSA or third parties, regarding events that affect their operations;
- investors perceptions regarding CompUSA and other similar enterprises;
- the incorporation or exit of key employees;
- conditions and trends of the computer, accessories and consumer electronics market; and

- changes in the general economic, political and market conditions in Mexico, the United States and other countries.

Many of these factors are outside of the control of U.S. Commercial and Tenedora. These fluctuations could result in a significant decrease in the stock price quotations of U.S. Commercial's and Tenedora's stock.

In addition, the stock market has periodically experienced excessive fluctuations in terms of price and volume that have affected the stock issued by companies related with technology and different telecommunications products and services. Frequently these fluctuations have not been consistent with or in proportion with the operative performance of these enterprises.

Foreign operations.

Practically all U.S. Commercial and Tenedora's operations done through CompUSA are done outside Mexico. Therefore, U.S. Commercial and Tenedora's stock are Mexican securities regarding operations done fundamentally in the United States. The Company can not predict the effect that its particular situation, may have on its securities negotiation, nor in the investors perception regarding its stock.

América Móvil is the indirect holder of 49%.

América Móvil is the indirect holder of 49% of the stock issued by CompUSA. The Company has an agreement to regulate its connection with América Móvil regarding its participation in CompUSA. The stock volume of the Company in the market may be affected if América Móvil chooses to sale its stock. As of the date of this Information Brochure, the Company has no acknowledge of any América Móvil intention to reduce its participation in CompUSA, but this is a fact that might actually happen and therefore, increasing the number of shares in the market in case the Company does not consolidate all of the shares issued by CompUSA.

e) *Risk factors related with the projections for the future*

Part of the information that is included in this information brochure refers to projections for the future that are subject to different risks and uncertainties that could cause real results to differ significantly from the projected results. These projections for the future can be identified in the statements that contain terms such as consider, "estimate", "plan", "calculate", "can", "could", or other similar terms used in the present document. Some concrete projections for the future that are included in this information brochure are contained in the statements related to:

- CompUSA plans in regard to its new products and services, and particularly in relation to the mixture of such items;

- the investments in assets that CompUSA has planned to carry out as of 2002, such as plans for opening stores and new formats such as Cozone and a test format, Technology@saks within the department store Saks;

- relations with suppliers and the negotiation power and capacity with these parties.

The projections for the future do not constitute a guarantee of performance. They involve risks, uncertainties, and suppositions. U.S. Commercial and Tenedora advise investors that many important factors exist that could cause their real results to differ significantly from the projected results. Many of these factors are outside of their control. In the case of projections for the future that are mentioned in this information brochure, U.S. Commercial and Tenedora have established suppositions with regard to:

- the expansion and vitality in the capacity of technological innovation that could translate in increased consumer demand;
- the recovery of economic and consumer activity;
- the impact of the increase in competition
- the continuity of their strategic relations with third parties, especially with suppliers; and
- the form of marketing through established stores *versus* commercialization via Internet.

Some of the risks that could affect the future results of U.S, Commercial and Tenedora and cause their results to differ significantly from those indicated in the projections for the future include:

- adverse changes in national and United States economy, including, among others, inflation and changes in the rates of interest;
- the impact of competition;
- the uncertainties related to the future of the industry of the marketing of personal computers and technology products;
- CompUSA's capacity to obtain additional financing and to collect / obtain capital whenever it is necessary; and
- CompUSA's ability to preserve its strategic relations with third parties as well as with related parties, on satisfactory terms.

In view of these risks, uncertainties and suppositions it is possible that these projections for the future might not be fulfilled. U.S. Commercial and Tenedora do not assume any obligation to update or revise their projections for the future as a result of the existence of new information, of future events or of other circumstances.

5) SOURCES OF INFORMATION AND EXPERTS STATEMENTS

The sources of information originate from GCarso, GSanborns, as well as from the Company's, Tenedora's and CompUSA's internal sources. However, the Company and Tenedora cannot guarantee the accuracy or integrity of the information provided by third parties. This brochure contains a summary of certain documents and information, and potential / possible investors are invited to examine this information to fully understand what this information brochure sets forth and discusses. In making a decision in regard to investing in U.S. Commercial and Tenedora stock, the possible investors must rely on their own evaluation of the Company, Tenedora and CompUSA, as well as taking into account the risks involved.

Information regarding the computer market in the United States, as well as the economic and statistical information that is included in this section, is based on information provided by CompUSA and specialized sources of this industry in the United States.

The information included in this information brochure is updated to the dates that are mentioned in each case and, if no mention is made of the date in particular, to the date indicated on the front page of this information brochure. The Company's, Tenedora's and CompUSA's activities, financial situation and operating results may have changed since those dates.

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6.) OTHER SECURITIES REGISTERED IN THE RNV

The Company and Tenedora have the shares representing their capital stock registered in the Securities Section of the RNV under the care of the CNBV for their listing on the BMV.

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7.) DOCUMENTS OF A PUBLIC NATURE

The information contained in this information brochure and in the application presented before the CNBV and the BMV, may be consulted at the latter and expanded by Ing. Jorge Serrano Esponda, Assistant Director of Analysis and Relations with Investors by phone at 5325-0505

II.) U.S. COMMERCIAL AND TENEDORA.

1.) HISTORY AND DEVELOPMENT

U.S. Commercial and Tenedora are corporations incorporated as *variable capital corporation ("sociedades anonimas de capital variable")* under the laws of Mexico, having established their main offices at Miguel de Cervantes Saavedra No. 255, Col. Ampliación Granada, Mexico, Distrito Federal, 11250. Tenedora's and U.S. Commercial's telephone at this location is 5328-5800.

The Company and Tenedora were incorporated as result of the spin-offs of GCarso and GSanborns, respectively, agreed on at the Special General Stockholders Meetings that took place on November 21st of 2001.

Subsequently Tenedora shall be merged with U.S. Commercial for the purpose of holding the indirect ownership of 51% of the stock of CompUSA, whose main activity is carried out in the commercial sector of the United States of America as supplier of technological products and services. After the merger, U.S. Commercial, shall initially have an amount in cash in Mexican pesos equivalent to approximately U.S. $200 million for different purposes, including stock repurchase and it will have no debt.

As consequence of the Company and Tenedora being pure holdings, all the operations are done through its subsidiaries, principally through CompUSA.

CompUSA is one of the most important chains of commercial stores marketing computers, products and technological services, with market presence at a national level in that country. The main business component is retail sales by means of its Super Store chain. Nevertheless, through these store formats, CompUSA promotes its direct sales division offering products and services to corporate, government and educational entities, as will as their technical and training services.

CompUSA opened its first commercial store in 1985 and its first Super Store in 1988. CompUSA was incorporated in Delaware in 1988 with the purpose of acquiring Soft Warehouse,, a company incorporated in 1984. Up until March of 1991, CompUSA operated under the name of "Soft Warehouse".

On August 31st of 1998, CompUSA completed the acquisition of *Computer City* of Tandy Corporation. With the exception of 30, all the rest of the stores were closed due to the fact that they were in the same market segments as CompUSA. Those that remained open continue to operate with CompUSA's format and product mix.

In March of 2000, CompUSA discontinued its listing on the NYSE by virtue of a stock acquisition offer made by GSanborns, a Mexican conglomerate of commercial stores, subsidiary of GCarso and Telmex, the most important telecommunications enterprise in Mexico (As of this date América Móvil is the owner of the CompUSA's stock that belonged to Telmex). The firm TPC Acquisition Corporation was incorporated to acquire the entire amount of outstanding stock of CompUSA, that was listed on the NYSE.

The total payment for the acquisition was in the amount of approximately U.S. $889 million dollars that included 100% of the stock issued by CompUSA. In relation to the acquisition, which was registered as a business combination under the purchase method, a

mercantile credit was generated for approximately U.S. $933 million dollars that is being amortized over a 20-year period. Other intangibles were also registered for approximately U.S. $29 million dollars, related with the agreements of non – competition, which are being amortized within the periods established in the respective agreements.

TPC Acquisition Corporation merged with CompUSA and CompUSA prevailed as the merging company.

Sanborns LLC, a subsidiary in the United States entirely controlled by Tenedora, is the owner of 51% of the shares of CompUSA's capital stock. America Movil owns 49% of the shares of CompUSA's capital stock.

Until before the spin-off of U.S. Commercial, GSanborns had a stockholding participation of 51% of CompUSA and the other 49% was and continues to be indirectly property of America Movil, a telecommunications enterprise incorporated as the result of the Telmex spin-off, at the end of the year 2000.

Under GSanborns' management, important changes have taken place in CompUSA operations. A series of measures were implemented for cost control and to focus towards the main business of retail sales. At the same time, the administrative structure was downsized, the blend of products was diversified with the purpose of reducing dependence on low margin products, special emphasis was placed on client service and some non - strategic divisions were sold.

At the end of 2000, CompPC, the computer assembling division, was sold. In June of 2001, CompUSA division "Call Center" was sold to a firm called Technology & Internet. In implementing its strategy with focus on retail sales, CompUSA considers that it shall be capable of achieving increased financial and operative efficiency.

At the close of January of 2002, CompUSA has 223 Super Stores with an average sales surface of 26,000 square feet, in 91 metropolitan markets in the United States, and 4 Cozone stores.

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2.) BUSINESS DESCRIPTION

a) Principal activity

The Company and Tenedora are (stock) holding companies. All their operations are carried out through their subsidiaries, mainly CompUSA. CompUSA is one of the commercial chains specialized in technological solutions, offering a wide range of products and services. In addition, it conducts direct sales that are principally focused on small and medium enterprises. It also carries out sales by Internet by means of "*compusa.com*". It also provides training and technical services to all of its clients, be they retail, enterprises, government or educational institutions.

Merchandise. CompUSA offers thousands of products, accessories and services related with technology and personal computers as the principal component of its sales strategy. CompUSA offers more than 80,000 products through its stores and its page on the Internet. In spite of the fact that products and services prices are ordinarily controlled in a centralized system, the regional managers regularly compare prices with the competition and they have the authority to adjust prices within previously established parameters.

> ***Hardware.*** Hardware products include desktop and laptop personal computers, as well as peripheral products such as printers, modems, monitors, data storage devices and image products. Hardware suppliers include, among others, Apple, Compaq, Epson, Hewlett-Packard, Sony and Toshiba.
>
> ***Software.*** CompUSA sells more than 2,000 software packages that encompass a wide variety of sectors: business, personal use, training, education, functionality, language and reference. These categories also include consoles for video games, software and accessories for games. Software suppliers include companies such as Corel, Electronic Arts, Intuit, Lotus, Microsoft, Nintendo, Sony and Symantec.
>
> ***Accessories.*** Accessories sold by CompUSA include a wide range of goods related to computers and disposable articles (v.g. ink cartridges), PDAs, accessories for network and telecommunications, and others such as cables. Among the accessories suppliers are APC, Avery, Belkin, Fellowes, Linksys, Logitech, Microsoft, Netgear, PNY and Palm.

Main suppliers and reliance on them. The suppliers' characteristics vary regarding the different types of products. Generally, CompUSA makes more than the 90% of its buys over an approximately 200 suppliers in a continuous way. In respect to the hardware suppliers, agreements with *Hewlett - Packard, Sony, Apple, Toshiba, Epson, and Samsung* are kept as main suppliers. Regarding software, *Microsoft, Symantec and Navarre* are the main suppliers. Regarding accessories CompUSA has a great variety of suppliers, including *Ingram Micro, Palm and Belkin* as main suppliers.

Inventory Availability. The inventory availability in the CompUSA stores is high, as consequence of its own supplying chain. The suppliers have sophisticated production and products supplying systems. CompUSA and its suppliers periodically review the products requirements, therefore, the buying orders made to different suppliers for the articles production may be previously planned. Mostly all of the suppliers send the inventory to the 6 CompUSA's *crossdocks*, whom will daily shipped the product to the stores, in that way less than 3% of the product is in transit, therefore generally, there is absolute products availability at the stores.

TAP. Are plans for technological guarantees (extended guarantee) that provide an additional coverage to that provided by the manufacturer and that cover between 12 and 60 months. In the majority of the states, CompUSA sells Technological Guarantee Programs (extended guarantees) on behalf of third parties who are directly responsible / liable. These third parties issue plans for merchandise sold by CompUSA and other marketers. Subject to these programs, CompUSA does not maintain contractual responsibility with the client. In those States where this system of guarantee through third parties is not allowed, CompUSA sells Technological Guarantee (extended guarantee) plans in which it maintains the responsibility directly.

Technological Training Programs. CompUSA has available classrooms for training inside the stores for software applications that go from common business tools to advanced certifications. In addition to training directed by instructors, CompUSA offers training by means of computers, as well as training via satellite and via Internet.

A SuperStore with training service has from one to three classrooms, each one equipped with personal computers for the students. The majority of these classrooms have space for 12 to 14 students and each store offers five to six full time classes per classroom each week. In total, CompUSA has more than 180 training places. CompUSA instructors periodically receive training in new technologies from software distributors as well as from CompUSA. In addition, CompUSA provides training at the client's facilities and at other places outside the store.

CompUSA is vertically integrated to offer training services, making the location of its training classrooms more efficient by region and eliminating duplicity in markets where there is more than one store. CompUSA uses sub – contracted services from "Call Center" to handle the signing-up process for classes, some "telemarketing" services and related functions. This allows it to be more efficient in handling training services as well as to minimize indirect expenses while the business continues to grow.

Technical services: CompUSA provides technical services to its clients. The services provided at each store include updating, traditional configurations, network cabling, diagnostic testing, maintenance, repairs, delivery and installation. CompUSA offers repair services to third party service centers and to service plan providers under service agreements at a national level. CompUSA is an authorized supplier of technical services for the principal manufacturers in the industry.

By means of GSS, CompUSA has provided service to some of the most important corporate and technology manufacturers offering maintenance and "in situ" repair guarantees and subcontracting services. GSS's corporate services division handles and resolves all of its client's technical support requirements instead of doing so by means of individual repair centers. GSS also offers its clients support personnel, having available trained personnel from basic levels up to professional technicians. In addition to professional technical support, other services provided by GSS include professional services from Call Center, training in technology, computer maintenance services, flexible purchase programs and discount programs for client – employee.

b) *Distribution channels*

Commercial stores: CompUSA main channel of distribution is its chain formed by 223 super stores and 4 "*Cozone by CompUSA*".

Super Stores. Through its 223 super stores, CompUSA offers a wide range of technological products, technical services and training. The super store chain was recently reconditioned with resources from CompUSA suppliers. The reconditioning / remodeling of the stores has the purpose of offering clients a more friendly and interactive shopping environment. In addition to the marketing of traditional products such as computers and accessories, special emphasis has been placed on categories that include consumer electronics, digital and wireless technology and personalized networks. CompUSA opened three Super Stores in 2001 and has plans to open around five more by the year 2002.

Cozone by CompUSA. With the launching of the first "*Cozone by CompUSA*" store in the second quarter of the year 2001, CompUSA began a new stage as marketer of technology. The idea of this concept is to provide service to the consumer by means of stores of more specialized and smaller formats. Thus, the Cozone stores have become a store specialized in technology that offers its clients products with a mobility focus such as PDAs, MP3 reproducers, digital image products, wireless communications and the most powerful and innovative laptop and desktop computers. During the year 2001 four Cozone stores have been opened.

Direct sales CompUSA offers technological solutions focused towards small and medium companies, teaching / educational institutions and government and federal agencies, offering more than 80,000 products, technological services and software license processing

CompUSA has the capability to offer unequaled flexibility as it provides services such as installation and delivery, same – day shipment of orders, as well as the option of home delivery or delivery to the store. Orders are processed via electronic mail or fax through pre – established accounts and there are different forms of payment available to the client.

Electronic trading. Through compusa.com, the clients can access store information and carry out their purchases 24 hours a day, seven days a week. With more than 80,000 products available in compusa.com, the clients have the advantage of conducting their purchases from their homes and fulfilling all of their technological requirements in one place.

c) Patents, Brands, Licenses and other Contracts.

The Company and Tenedora are not directly the owners of patents, licenses or brands. However, CompUSA does have several patents, licenses and brands registered.

CompUSA carries out its commercial activities in the United States using the following names or brands: *"CompUSA", "CompUSA the Computer Superstore", "CompUSA where America buys technology", "Cozone by CompUSA"* and *"CompUSA.com"*. CompUSA has the federal registration for the mentioned brands and is in the process of registering a number of other products and services. CompUSA has the registration of its brands in several countries outside of the United States.

As a technology marketer, CompUSA sells a large variety of products and services of brands owned by third parties and that are duly registered.

d) Principal clients

The Company and Tenedora do not have direct clients; clients are at the level of their subsidiaries, principally in CompUSA.

<u>Retail clients</u>. The majority of CompUSA's retail clients are technology knowledgeable and they take steps to be up-to-date in new technologies. Polls show that the majority of CompUSA's clients are sophisticated personal computer users and more than half of them use computers for three or four hours a day. In addition to having several computers at home, 95% of the clients have access to the Internet.

CompUSA's typical client is 44 years of age, with a family income of U.S. $84,500 dollars a year. Almost two thirds of its clients hold administrative or corporate jobs and three fourths of them have a university degree and / or a graduate degree. When they were asked regarding the use of computers at home, 98% of those interviewed answered they used them for personal use while 56% and 44% used their computers for business and school, respectively.

<u>Direct sales.</u> Commercial clients include businesses, government institutions and schools. Traditionally, CompUSA's corporate clients have been large corporations and enterprises; recently however, an initiative was implemented that has the purpose of focusing in servicing small and medium companies. In addition to corporate clients, CompUSA gives service to government agencies, local and federal, as well as schools and universities.

e) *<u>Applicable legislation / Fiscal Situation</u>*

U.S. Commercial and Tenedora are subject to the compliance of the laws, regulations and provisions that are applicable to any variable capital corporation, such as the Commercial Code, the General Law of Mercantile Corporations, the Securities Market Law and all other provisions in fiscal matters. See Risk Factors *"Reforms in fiscal matters"* and *"Political, economic, legislative and regulatory aspects in the United States"*.

CompUSA is subject to the compliance of the laws, rulings and provisions applicable principally in the United States, at a federal, state and local levels. In particular, in the United States the products' liabilities, costumer relations and business establishments are different from those normally applied in Mexico and the proceeding law in the United States contains differences in the legal interest matter as well as in the presenting of proofs which implies a different risk situation from the one that enterprises only operating in Mexico have to face.

Income Tax and Asset Tax Regime

All enterprises established in Mexico are subject to the ISR and the IMPAC taxes. The ISR is calculated considering as taxable or deductible certain effects of inflation such as depreciation figured on updated values, deduction of purchases instead of sales' cost, which allows the deduction of real (current) costs, and the effect of inflation is accumulated or deducted on certain monetary assets or liabilities by means of the inflationary component, which is similar to the result by monetary position. As of 2002, the applicable tax rate is 35% and it is anticipated that this tax rate shall be reduced at a rate of 1% each year until it reaches 32% in the year 2005.

In addition, the IMPAC is incurred at the rate of 1.8% to the average value of the majority of the assets (at updated values) and on of certain liabilities and it is paid only for an amount that exceeds the ISR of the year. Any payment that is made can be recovered in the amount in which the ISR exceeds the IMPAC in the three previous fiscal years and the ten subsequent fiscal years.

Book and Tax Results

The allowance for the ISR is determined on the basis of the amount payable in accordance with the company's tax results, where the principal differences between book results and tax results, is the inflationary component, the result in regard to monetary position, and the revaluation of temporary investments at market value.

Workers / Employees Participation in Profits

As of this date the Company and Tenedora are not subject to the payment of workers / employees participation in profits, because as of this date they have no workers / employees whatsoever. Income Tax

The assets or liabilities deferred effect of the ISR and IMPAC, on the basis of the accumulated effect of the temporary items or entries between the amounts of assets and liabilities for accounting / book and fiscal effects at the date of the balance sheet, are registered by the Company as long term assets or liabilities.

Estados Unidos

Additionally, and considering that practically all of CompUSA operations take place in the United States, the Company is subject to the federal and local taxes and liens applicable in the United States. The tax regime in the United States is highly complex, but similar to the one applicable in Mexico, regarding its based consequences, considering the existence of a corporate income tax, utilities tax *(impuesto sobre dividendos),* state last sale tax *(impuesto sobre ventas finales a nivel estatal)* among others.

The income tax rate in the United States is 35% and the last sale tax varies from one state to the other.

f) <u>*Human Resources*</u>

The Company and Tenedora have no employees since they are both (stock) holding companies, however, their subsidiaries have approximately 14,700 employees distributed among the stores, the direct sales division and corporate functions. The subsidiaries' operations and the majority of the employees are located in the United States.

Following appears a list of the main executives of CompUSA:

Name	Position
Harold F. Compton	President and General Director
Lawrence N. Mondry	Executive Vice President, Operations
Javier Larraza	Executive Vice President, Finance
Anthony A. Weiss	Executive Vice President, Purchases
Mark R. Walker	Executive Vice President, Legal

g) <u>*Market Information*</u>

The Company and Tenedora are (stock) holding companies, whose main investment is focused towards the technology sector. CompUSA considers that the sales of personal computers

and related products has increased over the last years as a result mostly of the following factors: (i) the growth of the information services sector in the economy; (ii) development of new Software applications and Hardware improvements; (iii) the emergence and consolidation of industry standards and component compatibility; (iv) increased consumer awareness becoming more knowledgeable / familiar with personal computers; (v) the increase observed in the use of technology and personal computers; (vi) replacement of Hardware, Software and Peripherals; (vii) increased consumer interest originated by the access to Internet and by the concept of the "Super Highway of Information"; (viii) corporations conducting process automatization and re-engineering; and (ix) The integration of Personal Computers into all levels of education.

CompUSA considers that as technological advances are reflected in more competitive prices, the personal computers and related products market shall continue its growth trend.

The personal computer industry is immersed in a period of constant changes and innovation. Technological advances, in combination with computing culture among the consumer public has contributed to increasing the use and popularity of personal computers resulting in the emergence and growth of a wide variety of distribution channels.

CompUSA considers that in view of the fact that clients, corporations, schools and government offices have acquired increased knowledge / familiarity with computers and therefore, require less assistance regarding their purchase decisions, and have become more sensitive regarding prices. At the same time, the intense competition to take over market segments has forced Hardware, Software and Accessories manufacturers to reduce prices and seek new distribution channels. As a consequence, these factors have brought with them, the reduction of business margins, and a much more competitive environment. CompUSA considers that its business strategy is adequate to successfully compete in the industry under current circumstances. See section on Risk Factors *"Competition"*.

The sale of personal computers has been CompUSA's principal business and it is evident that increased competition has derived in a reduction of margins in this line of business. Seeking increased margins, CompUSA has refocused its strategy and its mix of products to adapt to the changing environment. CompUSA has carried out important adjustments in product mixes offered at the national level. Thus, it has decided to combine the sale of equipment with state of the art technology, as well as portable / laptop computers, wireless telephones, digital cameras and PDAs together with a more modern store concept. CompUSA anticipates that this strategy of diversification shall reposition the Company as a technology supplier more than a simple computer marketer.

CompUSA considers that the main competitive strengths within the industry include client service, product variety, prices, technical support and sales capacity. In addition, access to trained personnel and a commercial strategy supported by local and national advertising are also important elements to be able to compete in this market. CompUSA considers itself to be an important competitor within the industry.

CompUSA competes with a large number and variety of resellers of personal computers, related products and services in their own businesses. In regard to product sales, CompUSA competes basically with large format retailers in consumer electronics (Best Buy and Circuit City) and office equipment suppliers (Staples and OfficeMax), manufacturers and distributors that sell directly to the public (Dell and Gateway), other large format computer retailers, internet retailers, mail order businesses, massive marketers, discount stores, retailers specialized in

electronics, software and other personal computers, external distributors and added value resellers.

h) *Financial Information per Line of Business, Geographic Zone and Export Sales*

Financial Information per line of business

The full amount of U.S. Commercial and Tenedora's operations are realized through CompUSA, an enterprise that is located in the United States. Selected financial information of CompUSA per line of business is presented following:

CompUSA operations are divided in to principal segments: Commercial and Non – Commercial.

Commercial. Includes the retail and support operation within the stores. This is, merchandise and extended guarantee sales, the area of technical services and direct sales operations carried out within the stores. Also included in this segment are the deferred income and sales expenses of the Technological Guarantee Program (extended guarantee).

Non Commercial. Includes operations conducted outside of the stores, including direct sales, *"in situ"* technical and training services, and inter - companies eliminations.

Discontinued Operations. Includes CompPC, computer assembly division closed-down at the end of 2000 and the Call Centers division, sold in June of 2001.

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CompUSA caries out its operations in the majority of the urban centers in the United States as detailed in the following map:

Geographic Zone



At the closing of January of 2002, CompUSA had 227 stores of the different formats distributed all over the United States of America.

i) <u>Corporate structure</u>


US Commercial
Tenedora US
Sanborns LLC
CompUSA Inc.
CompUSA GP Holdings Co.
CompUSA Holdings Co.
CompTeam Inc.
BeOn Inc. (f/k/a/ CompUSA PC Inc.)
Comp USA Management Co.
cozone.com inc. (f/k/a/ CompUSA Holdings I Inc.)
CompUSA Holdings II Inc.
1%
99%
50%*
CompUSA Stores L.P.
Telvista Holdings Co.
BeOn Operating Company (f/k/a/ CompUSA PC Operating Company)
InfoSource Holdings Inc.
InfoSource, Inc.

Principal assets

The assets of the Company and Tenedora refer principally to their stockholding in CompUSA, and to cash and assets (securities).

Principal assets of CompUSA

Cash and liquid assets. Cash in stores, deposits in banks and short term investments. Cash and equivalents are registered at cost, which is a fair approximation to value. At December 29th of 2001, CompUSA had available U.S. $80.1 million in cash and liquid assets, which amount is compared with the U.S. $83.5 million registered at December 30th of 2000, and shows a variation of U.S. $3.4 million that represents a percentage variation of 4.0%.

Accounts receivable. They represent bills receivable from clients related to the sale of products and services provided by CompUSA (commercial accounts). Accounts receivable are generally originated from different clients in the corporate, government and educational sectors located all over the United States, and that in consequence do not imply risk concentration. CompUSA considers that it has created reserve amounts that are adequate to cover any potential event where these accounts could not be collected.

Accounts receivable are composed as follows:

	Thousands of Dollars 2001	2000
Accounts receivable from clients	$25,027	$102,378
Indirect taxes and taxes on accounts receivable	-	17,613
Accounts receivable related to guarantees	50,602	41,424
Other accounts receivable	10,068	5,567
	85,697	166,982
Minus- Reserve for uncollectable accounts	(5,090)	(4,072)
Total	$80,607	$162,910

The Company's expenses for un-collectable accounts came to approximately $2.1 million and $4.2 million for the fiscal years of 2001 and 2000, respectively, and are included under operating expenses in the attached consolidated income statement.

Other accounts receivable. They include bills / accounts receivable from entities other than CompUSA clients. These accounts basically include invoicing / billing to third parties for the Technological Guarantee Program (extended guarantee) (TAP) established by CompUSA's administration.

Merchandise inventories. Merchandise inventories are valued at the lowest price that is the result of comparing the weighted average cost with the market cost. On December 29th of 2001, the merchandise inventories reached U.S. $526.5 million that compared to a balance of U.S. $595.6 million on December 30th of 2000 represents a decrease of 11.6%

Properties and equipment. Properties and equipment are registered at cost. Depreciation is determined by the straight-line depreciation method in order to charge the cost of useful life of the respective assets in the operation. Estimated useful life is calculated as shown following:

CATEGORY	USEFUL LIFE
Furniture, Accessories and equipment	3 to 10 years
Properties under lease	The lowest resulting between useful life and term of lease, generally 10 to 15 years

The account of properties and equipment is formed as follows (in thousands of United States dollars).

	2001	2000
Furniture, fixtures and equipment	$ 210,497	$ 175,008
Improvements to leased premises	91,390	94,295
Land / building sites	9,720	9,720
Capital projects in processo	991	1,591
	312,598	280,614
Minus- Accumulated depreciation	(100,437)	(49,550)
Total	$ 212,161	$ 231,064

The depreciation expense for the fiscal years of 2001 and 2000 reached approximately $57.0 million and $54.2 million, respectively.

k) *Judicial, Administrative or Arbitration Proceedings*

Neither the Company nor Tenedora, at the (stock) holding company level, have any judicial, administrative or arbitration proceedings that may be pending to this date.

In January of 2000, COC Services, Limited presented a complaint against CompUSA at the District Court of the County of Dallas, Texas asserting several contractual and civil liability claims against CompUSA that originated in a letter of intention in regard to franchises to retail stores in Mexico. The complaint also stated its claims against other defendants, including GCarso, GSanborns and Carlos Slim Helu. COC Services claimed the payment of actual damages for U.S. $150 million from CompUSA caused by breach of contract, extra - contractual interference with contract and possible contract, and claims for conspiracy for U.S. $2 million in damages for complaint of fraud and punitive damages for U.S. $300 million. COC Services also claimed the recovery of interests, legal fees and costs before the courts.

The complaint was transferred to District Court 116 of the County of Dallas, Texas where it was tried by jury in January and February of 2001. In February of 2001, the jury delivered its resolution declaring all the defendants guilty of several of the claims against them and sentencing each one of the defendants to the payment of compensatory and punitive damages. The actual damages awarded COC Services for punitive damages to be paid by the defendants are the following: U:S.$175.5 million against James Halpin, the ex-President and former General Director of CompUSA. U.S.$94.5 million against CompUSA, U.S.$67.5 million against Mr. Slim, U.S.$13.5 million against GCarso and U.S.$13.5 million against Grupo Sanborns. On the basis of these pronouncements of the jury, the parties presented a brief to the Court on several legal aspects that affect the final decision.

On May 18th of 2001, the judge reduced damages of U.S. 454 million to U. S.$121.5 million, that is, a reduction of 73% of the verdict against GCarso, GSanborns, Mr. Carlos Slim Helu, CompUSA and its former General Director Mr. James Halpin. The judge also eliminated in the case, the jury's resolutions against CompUSA and Mr. James Halpin.

GCarso, GSanborns, and Mr. Slim have presented diverse documents in the proceedings and they appealed the decision at the corresponding courts of Texas. The appeals are pending and in process and it is not possible to anticipate their results. Even though a reduction of the decision was obtained, the plans are to continue to exercise all of the legal actions, before all of the jurisdictional levels or stages, during whatever time it might take, in order to ultimately obtain the exoneration of all of the pending accusations.

Furthermore, it has been informed that COC Services, Ltd., appealed the decision in order to obtain a resolution that is closer to the jury's decision and that once again includes CompUSA and Mr. Halpin.

Even though a reduction on the verdict has been obtained, its been planned to keep exercising all legal actions, before all competent authorities, as long as it is required, with the purpose of obtaining the exoneration from the pendant accusations.

l) *Shares Representing Capital Stock*

The capital of U.S. Commercial and of Tenedora is variable. The minimum fixed capital without withdrawal option of U.S. Commercial is of $340'073,000.00 (Three hundred and forty million seventy three thousand pesos 00/100 M.N. (Mex. Cy.), represented by 915'000,000 shares of stock and of Tenedora it is of $254'965,000.00 (Two hundred and fifty four million nine hundred a d sixty five thousand pesos 00/100 M.N. (Mex. Cy.), represented by 956'592,000 shares of stock, identified in both cases as "B-1" Series, common stock, registered, without par value expressed, fully subscribed and paid-in. The amount of the variable portion of U.S. Commercial and Tenedora's capital stock cannot exceed ten times the amount of the minimum fixed capital without withdrawal option and shall be represented by the number of shares identified as "B-2" Series, common stock, registered, without par value, as may be determined by the General Stockholders Meeting that decides in favor of their issuance and shall be identified with the other characteristics that, if it should be the case, the Meeting itself shall determine.

m) *Dividends*

At this date, neither the Company nor Tenedora have contemplated distributing dividends. At the regular annual stockholders meeting of U.S. Commercial and Tenedora, the financial statements for the previous fiscal year, together with a report regarding the statements are presented to the stockholders for their consideration. Once the stockholders have approved the financial statements, they declare and determine the distribution of the net dividends that correspond to the previous fiscal year. It is required by law that 5% of said net profits be distributed to a legal reserve, which reserve shall not be available for distribution until the amount of such legal reserve is equal to 20% of the Company's and Tenedora's nominal capital stock (before making effective the re – expression of these amounts in pesos in real terms). The amounts that exceed those that must be set aside for the legal reserve, can be distributed to other reserve funds as the stockholders may determine, which include a reserve for Company stock repurchase. The remainder of the net profits, if they were to exist, is available for distribution in the form of dividends.

The holders of "B-1" Series stock, have equal rights per share, of receiving dividends and other distributions, including any or whatever distributions made at the moment of liquidating the Company and Tenedora. Partly paid shares shall participate in any distribution in the proportion in which such stock has been paid for at the moment of the distribution or, if they have not been paid-in, only in regard to the paid proportion.

3.) ADMINISTRATION

a) *By – laws and other agreements*

Certain information is described following in relation with Tenedora and the Company's capital stock as well as a brief summary of some of the relevant provisions of the bylaws and of the applicable legislation. The previously mentioned summary does not attempt to include all of the by- law provisions or of the applicable legislation and it is subject, by reference to the by – laws and the applicable law. Tenedora and the Company's by – laws are already duly inscribed and recorded in the Public Commerce Registry of the Federal District and they can therefore be consulted there.

General

U.S. COMMERCIAL

The Company was incorporated as a variable capital corporation derived from the spin – off process of GCarso, in accordance with the provisions of the General Law of Mercantile Corporations.

The Company's authorized capital stock is represented by 915,000,000 "B-1" Series, ordinary / common stock, nominative, with no express par value, representative of the minimum fixed portion of the capital stock. The issuance of new stock representing the minimum fixed portion of the capital stock requires a modification of Company's by – laws by means of holding a special stockholders meeting. Since the Company is a variable capital corporation, it therefore requires having a fixed minimum capital stock and it can have variable capital. In accordance with the Company' by – laws the variable portion of capital stock cannot exceed 10 times the minimum fixed portion. For the moment, the Company does not have shares representing the variable portion of its capital stock. Mexican or foreign investors may subscribe stock.

Neither the Company nor any of its subsidiaries can be owners of the Company's stock; however the possibility does exist that the Company may acquire its own stock subject to the terms of the applicable provisions.

TENEDORA

The capital stock of Tenedora is Variable. The minimum fixed capital is of $254'965,000.00 (two hundred and fifty four million nine hundred and sixty five thousand pesos 00/100 M.N. (Mex. Cy.)), represented by 956,592,000 common stock, registered, without par value expressed, representing the "B-1" Series shares, subscribed and paid.

Nor Tenedora neither any of its subsidiaries may own Tenedora's shares, even though there is the possibility that Tenedora might acquire its own stock under the applicable terms and conditions.

Stock Registration

Tenedoras and the Company's stock is represented by stock certificates that have coupons attached. The Company and Tenedora keep a record of shares that in accordance to the General Law of Mercantile Corporations provides that only those stockholders inscribed and recorded in the stock registry shall be considered as Company and Tenedora's stockholders.

Voting Rights and Stockholders Meetings

Each Company and Tenedora's share confers to its registered holder the right to one vote in any of Tenedora and the Company's stockholders meetings. Stockholders that hold stock have the right to designate the members of the Board of Directors. As of this date, the Boards of Directors of Tenedora and the Company, are currently composed of eight full members and eight alternate members and Tenedora and the Company's by – laws stipulate that the Board of Directors shall be composed of a number of full members that should not be less than 5 and by the number of alternate members appointed by the shareholders meeting, which could be a number equal to the number of full members. Any Shareholder or group of Shareholders representing at least 25% of the total stock will have the right to appoint a member of the Board of Directors. This percentage shall be the 10%while the Company and Tenedora maintain their stock registered in the Bolsa de Valores (Mexican Stock Exchange).

The Company and Tnedora's general stockholders meetings can be regular or special. The special general meetings are those that may be summoned to discuss and deal with matters as specified in article 182 of the General Law of Mercantile Corporations and in the by – laws, which mainly include, increases and reductions to the fixed portion of the capital stock and other modifications to the by – laws, liquidation, merger, transformation of one type of corporation to another, change of nationality and change of corporate purpose. The general meetings that may be summoned to consider all other matters, including the election of board members and the stockholders representative, are regular meetings. Tenedora and the Company's regular general stockholders meeting must be carried out at least once a year during the four months following the closing of the previous fiscal year in order to consider certain matters specified in article 181 of the General Law of Mercantile Corporations. These include mainly, the election of board members and the stockholders representative, the approval of the Board of Directors report regarding Tenedora and the Company's performance as well as Tenedora and the Company's financial statements for the previous fiscal year and the distribution of the results of the previous fiscal year.

As provided for in the by – laws and the General Law of Mercantile Corporations, the quorum on first summons for the regular general meeting must be of at least half of the outstanding stock, and resolutions may be taken by means of the favorable vote of the majority of the stock present at said meeting. If at the first summons the quorum is not reached, a second meeting may be summoned in which resolutions can be taken by means of the favorable vote of the majority of the stock present, regardless of the number of such shares / stock. The quorum on first summons for a special general meeting or a special meeting shall be 75% of the outstanding stock that has voting rights regarding the matters to be discussed at said special or extraordinary meeting. In order for a resolution of the special general meeting to be considered validly adopted, be it on the first or subsequent summons, the favorable vote of the holders of at least one half of the outstanding stock that has voting rights regarding the matters to be discussed at said special or extraordinary meeting is required. In order for a resolution of the special meeting to be considered validly adopted, be it on the first or subsequent summons, the favorable vote of the holders of at least 50% of the outstanding stock is required. The by – laws require the approval of the holders of at least 95% of Tenedora and the Company's outstanding stock and the approval of the CNBV for the modification of the controlling stockholders' obligation to repurchase stock, as stipulated in the mentioned by – laws, as well as of certain other provisions for the case of listing / registration cancellation.

According to the General Law of Mercantile Corporations, the holders of 33% of Tenedora and the Company's capital stock could object before a court the resolutions of the general meetings, as long as the following requisites are satisfied: (i) that a complaint is filed before a competent court within the 15 days following closure of the meeting where the resolution was taken; (ii) that the complainants had not attended the meeting or had voted against the resolution; and (iii) that the complaint appoints the by – laws clause which was breached. As long as the Company and Tenedora's stock continue to be registered in the RNV, the abovementioned percentage will be 20% of the capital stock.

The Board of Directors, the chairman of the Board of Directors, the comptroller or any competent judge can call the Company and Tenedora's stockholders meetings. The holders of 10% of the outstanding stock can request to summons a stockholders meeting. In addition, the Board of Directors or the stockholders representative can summons a stockholders meeting by the written request of any of the holders if a regular general stockholders meeting has not been held during two consecutive years or if the stockholders meetings that have taken place during such a period, may not have given consideration to the matters mentioned in article 181 of the General Law of Mercantile Corporations, to which reference has been made previously. If it should be the case that a meeting should not be summoned during the 15 days following the date of the mentioned request, a competent judge can request that the mentioned meeting be summoned. The meetings' summons can be published in anewspaper of mayor circulation in the Federal District at least 15 -days before the date set for the mentioned meeting. Stockholders meetings can be held without the mentioned publication, provided that 100% of the outstanding stock with voting rights in regard to matters to be brought up before the mentioned meeting is represented.

In order to attend the Stockholders Meetings of the Company and Tenedora, the Stockholders must request their respective admission cards at the address and with the time in advance established in the corresponding summons, against the evidence that their shares / stock is deposited in a bank in the country or abroad or in a brokerage house within the Mexican Republic. If it happens to be the case of stock that is deposited in any Securities Deposit Institution, the admission cards shall be issued against the delivery to the Company of the respective deposit certificates (evidence) or, if it should be the case, of the supplementary listings, as provided in Article 78 of the Securities Market Law

The Stockholders of the Company and Tenedora shall have one vote for each share they own, and they can be represented by means of power of attorney (granted by letter) at all of the Meetings that may be held.

As of the publication of the shareholders meetings summons, the information and available documents in connection to each of the issues appointed in the agenda, shall be available to the holders, immediately and with no cost.

The Company and Tenedora must maintain the forms containing the powers of attorney referred to in the Securities Market Law at the disposal of the stock market brokers who can provide evidence that they are authorized for the representation of the Stockholders of the Company itself, within the term referred to in Article 173 of the General Law of Mercantile Corporations, in order that said brokers can make them reach their represented parties in time.

Dividends

At the regular annual stockholders meeting, the Board of Directors shall present to the stockholders for their consideration, the Company and Tenedora's financial statements for the

previous fiscal year together with a report in regard to such statements. Once they have approved the financial statements, the stockholders declare and determine the distribution of the Company and Tenedora´s net dividends that correspond to the previous fiscal year. It is required by law that 5% of said net profits be distributed to a legal reserve, which reserve shall not be available for distribution until the amount of such legal reserve is equal to 20% of the Company and Tenedora´s paid capital stock (before making effective the re – expression of these amounts in pesos in real terms). The amounts that exceed those that must be set aside for the legal reserve, can be distributed to other reserve funds as the stockholders may determine, which include a reserve for Tenedora and the Company stock repurchase. The remainder of the net profits, if these should exist, is available for distribution in the form of dividends.

The holders of stock, have equal rights per share, of receiving dividends and other distributions, including any or whatever distributions made at the moment of liquidating Tenedora and the Company. Partly paid shares shall participate in any distribution in the proportion in which such stock has been paid for at the moment of the distribution or, if they have not been paid-in, only in regard to the paid proportion.

After a dividend has been decreed, the Regular Stockholders Meeting or, if it should be the case, the Board of Directors, shall determine the date when the payment shall take place. It shall be understood that all dividends that are not collected over a period of five years as of the date established for payment, are relinquished and assigned in favor of the Company and Tenedora.

Variations in Capital Stock

Normally, an increase in capital stock of the Company and Tenedora can be carried out through the issuance of new stock to be paid in cash or in kind, by means of capitalization of liabilities or capitalization of certain items of capital. An increase in capital stock cannot be carried out until all of the shares of capital stock issued and subscribed previously have been fully paid. Ordinarily, a decrease in capital stock can be carried out to absorb losses, to redeem stock or to exempt the stockholders from payments they have not made. A decrease in capital stock carried out through redemption of stock must be made on pro – rata basis or by drawing lots. In addition, the stockholders can approve the redemption of fully paid stock with retained profits. This redemption shall be carried out by means of a stock repurchase on the Mexican Stock Market (in the case of stock that is listed on this market).

The fixed portion of Tenedora and the Company's capital stock can only be increased or decreased by means of a resolution of a special general stockholders meeting and by means of a reform of the by–laws, whereas the variable portion of Tenedora and the Company's capital stock can be increased or decreased by means of the resolution of a regular general stockholders meeting.

No stockholders resolution shall be necessary for capital stock reductions that are the result of exercising the right of withdrawing the stock that represents the variable portion of the capital stock or of the purchase by Tenedora and the Company of their stock, or by increases in the capital stock that may result from the sale of stock previously bought by Tenedora and the Company.

Preferential Rights

Except in certain circumstances, in the case of an increase of capital by means of an issuance of new stock to be paid in cash or in kind, a stockholder of existing "B-1" Series of stock of the Company and Tenedora at the time of the increase of capital, has a preferential right to subscribe the number of new shares of stock sufficient to maintain its same percentage of stockholding participation. Or in the case of an increase of capital by means of an issuance of stock with limited voting rights or with limited corporate rights, the stockholder has the right to subscribe a number of shares of stock that shall be issued, that shall be sufficient to maintain its same percentage of stockholding participation. The preferential rights must be exercised within the 15 days following the publication of the notice of increase of capital in the Official Bulletin of the Federation (Diario Oficial de la Federacion) or in the official bulletin of _Tenedora or the Company's domicile or after the date of the stockholders meeting during which the increase in capital stock was approved provided that all of the stockholders were represented at said meeting; otherwise, said rights shall not have effect. According to the law, the stockholders cannot abandon preferential rights in advance, except in certain circumstances, and they cannot be represented by means of a negotiable instrument except for the corresponding stock certificate.

Law of Foreign Investment

The participation of foreign investment in Tenedora and the Company's capital stock is regulated by the Law of Foreign Investment and the Regulations of the Law of Foreign Investment. The Secretariat of Economy and the Foreign Investments Commission are the organisms responsible for the application of the Law of Foreign Investment.

The Company and Tenedora's by – laws provide that the corporation directly admits, as partners or stockholders, foreign investors and corporations without an exclusion clause for foreigners.

U.S. Commercial and Tenedora have an admission clause for foreigners, and in each of these companies' by-laws, the following is stipulated: *"The corporation is of Mexican nationality. Foreign partners of the corporation, either current or future, formally undertake the agreement with the Secretariat of Foreign Relations of the Mexican United States to consider themselves as nationals with regard to the Corporation's stock that they acquire or of which they are holders, as well as in respect to the goods / properties, rights, concessions, participation / holdings or interests of which the Corporation is the holder, or also of the rights and obligations that are derived from the contracts with the Mexican authorities in which the Corporation is a party. Consequently, foreign partners, present or future, are therefore committed and agree, not to invoke protection from their Governments, under penalty, if they should do so, of loosing, in benefit of the Nation, all and whatever corporate participation's they may have acquired".*

Fixed and Variable Minimum Capital

As variable capital corporations, the Company and Tenedora are allowed to issue stock that constitutes the fixed portion and stocks that constitute the variable portion of the capital stock. The issuance of stock of the variable portion of the capital stock, contrary to the issuance of stock of the fixed portion of capital stock, does not require the modification of the by – laws, even though it does require the approval of a regular general stockholders meeting.

In accordance with Tenedora's and the Company's by – laws and the provisions of the CNBV, the variable capital cannot be more than ten times the minimum fixed portion of the capital stock (the "Minimum Capital") as specified in the by – laws. At present there are not any Company or Tenedora shares that represent the variable portion of the capital stock or that are

outstanding currently. If there should be stock of the variable portion, it could be completely withdrawn by their holders. With the exception of certain limited circumstances, the minimum capital cannot be withdrawn. Any stockholder of the variable portion who wishes to carry out a total or partial withdrawal of such stock must notify said withdrawal to the Company or Tenedora by means of a signed written notice to that effect. If a withdrawal notice is received before the last quarter of the fiscal year, the withdrawal shall be effective at the close of the fiscal year when notice was given. Otherwise, the withdrawal shall be effective at the closing of the following fiscal year.

The redemption / amortization of the variable portion of the Company's and Tenedora's capital stock that is carried exercising the mentioned withdrawal right, is done so at the lesser of (i) 95% of the average price per share quoted on the BMV, during the 30 business days prior to the date when the redemption is to become effective, or (ii) the book value of the variable portion of the capital stock calculated on the basis of the Company's and Tenedora's financial statements (approved at a regular general stockholders meeting) for the fiscal year at the closing of which the redemption shall become effective. Whatever amount the Company or Tenedora is going to pay shall be payable as of the day following the regular general stockholders meeting referred to in sub index (ii), above.

Duration

In accordance with their corresponding by –laws, the duration of the Company and Tenedora is indefinite.

Acquisition of the Corporation's Own Shares

The Company and Tenedora can acquire shares representing its own capital stock, through the Bolsa de Valores (Stock Market), at the current market price in the terms of Article 14 Bis 3 of the General Law of Mercantile Corporations, without the prohibition established in the first paragraph of Article 134 of the General Law of Mercantile Corporations being applicable, provided that the purchase is charged to net worth as long as said shares belong to the same issuer or, if it should be the case, charged to capital stock in the event that it is decided to convert the shares into Treasury stock, in which case, the resolution of the stockholders meeting shall not be required. The Board of Directors must expressly approve, for each fiscal year, the maximum amount of resources that may be used to buy own shares, with the sole limitation being that the sum of the resources that can be used for this purchase may in no case exceed the Company's total balance of net profits, including those retained. For its part, the Board of Directors must designate to this effect, the person or persons responsible for the acquisition and placement of the Company's own stock. As long as the stock belongs to the Corporation, it cannot be represented in stockholders meetings of any kind.

Without detriment of the provisions of the General Law of Mercantile Corporations, the company's own stock that belongs to the Company or, if it should be the case, the treasury stock referred to in the previous paragraph, can be placed among the investing public, without it being necessary in this last case, that the corresponding capital stock increase require approval of any sort from the stockholders meeting, nor the decision of the Board of Directors regarding the placement.

Repurchase in case of the Listing Cancellation

If it should be the case that the listing of the Company's stock should be canceled in the Securities Section of the National Securities Registry ('Registro Nacional de Valores'), be it by request of the Company or as provided by a resolution adopted by the National Banking and Securities Commission ('Comisión Nacional Bancaria y de Valores') subject to the terms of the law, the stockholders that control the company at that moment, agree to carry out a public offering to purchase, prior to the cancellation, at the highest value between (i) the average of the closing of operations that were carried out over the thirty days during which the stocks were listed / quoted, prior to the date of the offering; and (ii) the book value of the stock, reflected in the last quarterly report presented before the National Banking and Securities Commission and the Mexican Stock Exchange ('Bolsa Mexicana de Valores'), prior to the offering date, unless the National Banking and Securities Commission should authorize a different price, at the moment that it resolves regarding the authorization of the public offering for the purchase of stock tending towards the cancellation of the referred listing.

The modification of the corresponding by – laws clause shall require: (i) the prior approval of the National Banking and Securities Commission and (ii) the approval of the Special Stockholders Meeting taken with a quorum of minimum voting of 95% (ninety five percent) of the capital stock.

Stockholders Conflict of Interests

In accordance with the law, any stockholder that has conflict of interests with regard to any operation must abstain from deliberate or voting in regard to this matter at the corresponding stockholders meeting. Any stockholder who breaches this provision could be responsible for damages if the transaction would not have been approved without said stockholders' vote.

Board Members' Conflict of Interests

In accordance with the law, any member of the Board of Directors that has an opposite interest to the Company's interests, must disclose the fact to the rest of the members of the Board of Directors and abstain from voting. Any member of the Board of Directors who violates this provision could be responsible for damages caused to the Company. According to the provisions of the Better Corporative Practices Code *(Código de Mejores Prácticas Corporativas)*, the members of the Board shall inform to the Chairman and the Secretary of the Board of Directors of any situation from which a conflict of interest may arise and abstain from participating in the corresponding deliberation.

In addition, the members of the Board of Directors and the stockholders representatives shall not be able to represent other stockholders at any stockholders meeting.

Right to Withdraw / Retire

Whenever the stockholders approve a change of corporate purpose, change of nationality of the corporation or the transformation of one type of corporation to another, any stockholder with voting right in regard to such changes or transformation and who voted against it (them), has the right to withdraw / retire from the Company or Tenedora and to receive the amount calculated that is specified according to law attributable to his (her) stock, in the understanding that said stockholder exercise its right within the 15 days following the meeting in which the change or transformation was approved. According to law, the amount that the stockholder who is withdrawing has the right to receive is equal to its proportional interest in the Company's or

Tenedora's capital stock in accordance to the most recent Company or Tenedora balance sheet approved by a regular general stockholders meeting.

Legal actions against Board Members

In accordance with the law, civil liability action could be brought against the members of the Board of Directors by means of the resolution of a regular stockholders' meeting. If it should be the case that a regular stockholders meeting should decide to bring such action, the persons against whom such action shall be brought shall immediately cease to be members of the Board of Directors. Additionally, stockholders representing at least 15.0% of the Company's outstanding stock can take action directly against the members of the Board of Directors, in the understanding that (i) said stockholders shall not have voted against taking such action at the corresponding stockholders meeting, and (ii) that the complaint in question cover the damages that it is presumed were caused to the Company or Tenedora and not merely to the actors individually. Such action can also be brought in regard to the Stockholders Representatives, or if it should be the case, the members of the Auditing Committee. Any recovery of damages in regard to such an action shall be for the benefit of the Company or Tenedora and not for the stockholders who brought the action.

Reforms to the Securities Market Law

The first of June of 2001, the decree by which the Securities Market Law and the National Banking and Securities Commission Law were reformed, was published in the Official Bulletin of the Federation.

The reform includes several aspects such as adjustments of certain exceptions to the general regime of the General Law of Mercantile Corporations as follows, applicable to the Company as well as to Tenedora, as long as their stock are registered in the RNV: In case the company is listed in the BMV (a) Stockholders Representative: Stockholders with or without voting rights, that represent at least ten per cent (10%) of the capital, can appoint a stockholders representative. The appointments of board members or stockholders representatives designated by said stockholders may only be revoked when the appointment of all of the rest is revoked; (b) Integration and Performance of the Board: the Board shall be composed of a minimum of five (5) and a maximum of twenty (20) full board members, of which at least twenty five per cent (25%) must be independent. For each full board member, one alternate one shall be appointed, in the understanding that the alternate board members of the independent full member must also have this same nature. In case of a tie, the president shall have a casting vote; (c) Auditing Committee: An auditing committee must be formed with members of the board, of which the president and the majority must be independent and it shall have the presence of the stockholders representative or representatives, who shall attend as guests with right to represent themselves but without voting rights; (d) Opposite Interests: The members of the board, stockholders representatives that attend the auditing committee and, if it should be the case, the members of said committee, who may have an opposite interest than that of the issuer in any operation, must state it expressly to the rest of the board members, or committee members or cited agencies, and abstain from all deliberation and resolution. Any person who contravenes this provision shall be responsible for damages that may be caused to the issuer; (e) Stockholders Meetings: With regard to the stockholders meetings, several provisions are anticipated regarding the summons, the information and the documents related to each one of the items established on the meeting agenda; the powers and authority to be able to represent a stockholder, the civil liability action against the board members; the postponement of resolutions; and the opposition and suspension of resolutions.

The Company and Tenedora by – laws are in compliance with the above mentioned reforms.

Additionally, the Company and Tenedora shall proceed to make the adjustments to the sixth paragraph of the Twentieth Article of the by – laws, for the purpose of adapting them as follows:

"For the effect of the Securities Market Law, and without detriment that the same does not require its incorporation into the by – laws, additionally, in regard to the Board of Directors the following shall be fulfilled:

I. The Board of Directors shall be integrated by a minimum of 5 (five) and a maximum of 20 (twenty) full board members.

II. At least 25% (twenty five per cent) of the members of the Board of Directors must be independent in the terms of the provisions of article 14 Bis 3 of the Securities Market Law.

III. The auditing committee's report must be presented at the stockholders meeting.

Twentieth Bis Transitory Article

In addition to the Company's obligation to fulfill all the provisions contained in the sixth paragraph and its subparagraphs of the Twentieth Article of the present by – laws, and while said article is enforceable, the lack of observance of what is established in said paragraph and its subparagraphs for whatever cause, shall not generate nor shall it grant the right to third parties to impugn (object) the lack of validity, in regard to the juridical acts, contracts, agreements, arrangements or any other act entered into by the Corporation by means of or through its Board of Directors or any other intermediary organism, delegate, agent or representative, nor shall they be considered requirements of validity or existence of such acts."

Said adaptations shall be conducted at the next stockholders meeting held by the Company, which it is anticipated shall be carried out soon.

Miscellaneous

Tenedora was incorporated on November 28th of 2001 and to this date it has not modified its by – laws. U.S. Commercial was incorporated on November 29th of 2001 and to this date it has not modified its by – laws.

The Boards of Directors of U.S. Commercial and of Tenedora can establish compensation plans for executives, even though said authority is not expressly provided for in the by – laws. Neither is the Board of Directors nor are any of the other internal administrative organs expressly authorized to make decisions regarding any matter in which any of its members may have personal interest.

Neither U.S. Commercial nor Tenedora have any knowledge regarding the entrance into any non–statutory agreements that may have the purpose of retarding, preventing, deferring or making more onerous or burdensome a change in the control of the mentioned societies, of trusts or of any other mechanism by virtue of which the corporate rights that the stock confers to its holders or statutory clauses or agreements between the stockholders that may limit or restrict the administration of the mentioned companies or of their stockholders.

By virtue of their incorporation being so recent, neither U.S. Commercial nor Tenedora have any credits that may limit them in any form nor that may obligate them to preserve certain proportions in their financial structure.

b) *Administrators and Stockholders*

The Boards of Directors of U.S. Commercial and of Tenedora, are formed by eight full board members and eight alternate board members. Said bodies have patrimonial board members, independent board members and related board members. In both U.S. Commercial as well as in Tenedora, the independent board members represent more than 40% of the board of directors.

The stockholders gathered in a regular general meeting appoint the board members. As a body joined together in a group, the Board of Directors has the responsibility of representing each company and of directing the business matters established in the corporate purpose, within the limits provided for in the referred by – laws.

Moreover, the Board of Directors of the Company and Tenedora has the following functions: (i) establish the strategic vision of the business; (ii) ensure that the stockholders and the market have access to the company's public information; (iii) establish mechanisms of internal control; (iv) ensure that the company has in place the necessary mechanisms with which to prove that it is in compliance with the different applicable legal provisions; and (v) conduct on a regular basis an evaluation of the performance of each company's General Director and of its high level executives.

The statutory powers and authority of the Board of Directors of U.S. Commercial are the following: a) Appointment and removal of the Company's General Director; b) determine the direction in which the votes should be issued that correspond to the stock owned by the Company, at the Extraordinary and Ordinary General Stockholders Meetings of all of the companies in which the former may be the holder of the majority of the stock; c) approve, prior the authorization of the Ordinary General Stockholders Meeting, the acquisition or the sale of stock, or the exercise of the right to withdraw, when it is the case of the hypothesis provided for in paragraphs a), b) and c) of the Twenty Fifth Article of these By – Laws; d) examine and discuss and, if it should be the case, issue the resolutions that it may deem appropriate in relation with the acts and agreements of the Executive Committee and the Auditing Committee of this Company, that are contained in the reports of activities that said bodies must present to the Board in accordance with the provisions in this regard contained in these by – laws; e) establish branch offices or agencies of the Company; f) approve the transmission, in any form of all kinds of registered brands, patents of inventions and copyrights; g) the undelegable authority of approving the operations that depart from the ordinary line of business and that may be attempted to be carried out by the Company and its partners, with persons that form part of the Companies administration / management or with whom said parties may maintain patrimonial links or, if it is the case, of blood relations or relatives by legal ties up to the second degree, the spouse or concubine; the purchase or sale of 10% (ten percent) or more of the assets; the granting of

guarantees for an amount above 30% (thirty percent) of the assets, as well as operations different than the former that represent more than 1% (one percent) of the Company's assets. The members of the Board of Directors shall be responsible for the resolutions they reach in regard to the matters referred to in this paragraph g) except in the case established by Article 159 of the General Law of Mercantile Corporations; h) form an auditing committee.

The statutory powers and authority of the Board of Directors of Tenedora are the following: a) Appointment and removal of the Company's General Director; b) determine the direction in which the votes should be issued that correspond to the stock owned by the Company, at the Extraordinary and Ordinary General Stockholders Meetings of all of the companies in which the former may be the holder of the majority of the stock; c) approve, prior the authorization of the Ordinary General Stockholders Meeting, the acquisition or the sale of stock, or the exercise of the right to withdraw, when it is the case of the hypothesis provided for in paragraphs a), b) and c) of the Twenty Fifth Article of these By – Laws; d) examine and discuss and, if it should be the case, issue the resolutions that it may deem appropriate in relation with the acts and agreements of the Executive Committee and the Auditing Committee of this Company, that are contained in the reports of activities that said bodies must present to the Board in accordance with the provisions in this regard contained in these by – laws; e) establish branch offices or agencies of the Company; f) approve the transmission, in any form of all kinds of registered brands, patents of inventions and copyrights; g) the undelegable authority of approving the operations that depart from the ordinary line of business and that may be attempted to be carried out by the Company and its partners, with persons that form part of the Companies administration / management or with whom said parties may maintain patrimonial links or, if it is the case, of blood relations or relatives by legal ties up to the second degree, the spouse or concubine; the purchase or sale of 10% (ten percent) or more of the assets; the granting of guarantees for an amount above 30% (thirty percent) of the assets, as well as operations different than the former that may represent more than 1% (one percent) of the Company's assets. The members of the Board of Directors shall be responsible for the resolutions they reach in regard to the matters referred to in this paragraph g) except in the case established by Article 159 of the General Law of Mercantile Corporations; h) form an auditing committee.

When U.S. Commercial and Tenedora were incorporated, the members of the Board of Directors of each company were designated for the fiscal year of 2001; nevertheless, they shall continue to occupy their positions until the stockholders meetings sees fit to name other members and that those newly designated members take possession of their respective positions.

Members of the Board of Directors of U.S. Commercial

NAME **FULL BOARD MEMBERS**	**POSITION****	**NO. OF YEARS AS BOARD MEMBER ***	**TYPE OF BOARD MEMBER****
Lic. Carlos Slim Domit	President – Grupo Carso President - Grupo Sanborns General Director - Sanborn Hermanos Vice President - Teléfonos de México Vice President - Carso Global Telecom	- 0 -	Related Patrimonial
Ing. Claudio X. González Laporte	President - Kimberly Clark de México	- 0 -	Independent
C.P. Rafael Moisés Kalach Mizrahi	President and General Director – Grupo Kaltex	- 0 -	Independent

Arq. Ángel Eduardo Peralta Rosado	Vice President – Grupo Sanborns	- 0 -	Independent
C.P. Juan Antonio Pérez Simon	President - Sanborns Hermanos Vice President - Teléfonos de México	- 0 -	Independent
Lic. Agustín Santamarina Vázquez	Board Member- Santamarina y Steta	- 0 -	Independent
Lic. Marco Antonio Slim Domit	President - Grupo Financiero Inbursa	- 0 -	Related Patrimonial
Lic. Patrick Slim Domit	Massive Market Commercial Director Teléfonos de México President – Ferrosur Vice President – Grupo Carso	- 0 -	Related Patrimonial
ALTERNATE BOARD MEMBERS			
Lic. Arturo Elias Ayub	Director of Strategic Alliances, Communication and Institutional Relations Teléfonos de México	- 0 -	Related
C.P. Humberto Gutiérrez-Olvera Zubizarreta	General Director - Grupo Carso General Director – Condumex President – Frisco President – Nacobre	- 0 -	Independent
Lic. Carlos Hajj Aboumrad	General Director - Artes Gráficas Unidas – Galas de México	- 0 -	Independent
Lic. Daniel Hajj Aboumrad	General Director - Carso Global Telecom General Director – América Móvil	- 0 -	Related
Sr. Isaac Massry Nakash	General Director – Promotora Musical	- 0 -	Independent
Ing. Alfonso Salem Slim	General Director – Hoteles Calinda	- 0 -	Independent
Lic. Eduardo Valdés Acra	General Director – Inversora Bursátil President - Banco Inbursa	- 0 -	Independent
C.P. Eduardo Zea Mir	General Director - Sears Roebuck de México	- 0 -	Independent

* US Commercial was incorporated on November 29th of 2001.
** On the basis of Board Members' information

Members of the Board of Directors of Tenedora

NAME	POSITION**	NO. OF YEARS AS BOARD MEMBER*	TYPE OF BOARD MEMBER
FULL BOARD MEMBERS			
Lic. Carlos Slim Domit	President – Grupo Carso President - Grupo Sanborns General Director - Sanborn Hermanos Vice President – Teléfonos de México Vice President - Carso Global Telecom	- 0 -	Related Patrimonial
Ing. Claudio X. González Laporte	President - Kimberly Clark de México	- 0 -	Independent
C.P. Rafael Moisés Kalach Mizrahi	President and General Director - Grupo Kaltex	- 0 -	Independent

Arq. Ángel Eduardo Peralta Rosado	Vice President – Grupo Sanborns	- 0 -	Independent
C.P. Juan Antonio Pérez Simon	President - Sanborns Hermanos Vice President – Teléfonos de México	- 0 -	Independent
Lic. Agustín Santamarina Vázquez	Board Member- Santamarina y Steta	- 0 -	Independent
Lic. Marco Antonio Slim Domit	President - Grupo Financiero Inbursa	- 0 -	Related Patrimonial
Lic. Patrick Slim Domit	Massive Market Commercial Director – Teléfonos de México – Vice President – Grupo Carso President - Ferrosur	- 0 -	Related Patrimonial
ALTERNATE BOARD MEMBERS			
Lic. Arturo Elias Ayub	Director of Strategic Alliances, Communication and Institutional Relations – Teléfonos de México	- 0 -	Related
C.P. Humberto Gutiérrez-Olvera Zubizarreta	General Director - Condumex President - Frisco President - Nacobre	- 0 -	Independent
Lic. Carlos Hajj Aboumrad	General Director - Artes Gráficas Unidas – Galas de México	- 0 -	Independent
Lic. Daniel Hajj Aboumrad	General Director - Carso Global Telecom General Director - América Móvil	- 0 -	Related
Sr. Isaac Massry Nakash	General Director - Promotora Musical	- 0 -	Independent
Ing. Alfonso Salem Slim	General Director - Hoteles Calinda	- 0 -	Independent
Lic. Eduardo Valdés Acra	General Director - Inversora Bursátil President - Banco Inbursa	- 0 -	Independent
C.P. Eduardo Zea Mir	General Director - Sears Roebuck de México	- 0 -	Independent

* Tenedora was incorporated on November 28th of 2001.
** On the basis of Board Members' information.

Executives of the Board of Directors of U.S. Commercial y de Tenedora:

Lic. Carlos Slim Domit	President
Arq. Angel Eduardo Peralta Rosado	Vice President
Lic. Sergio F. Medina Noriega	Secretary

Relations by blood or by legal ties up to the third degree among Board Members and Board Executives.-

Blood relationship		Relationship by legal ties	
I.	Second Degree (collateral-indirect)	I.	Second Degree (collateral- indirect)

Carlos Slim Domit, with
Patrick Slim Domit, and
Marco Antonio Slim Domit

Arturo Elías Ayub&Daniel Hajj Aboumrad, with
Carlos Slim Domit
Patrick Slim Domit, and
Marco Antonio Slim Domit

II. Second Degree (collateral-indirect)

Alfonso Salem Slim, with
Daniel Hajj Aboumrad

Neither U.S. Commercial nor Tenedora provide any type of compensation or benefits to their board members and executives. The only payment that board members receive is the honoraria for their attendance to each board meeting. Neither U.S. Commercial nor Tenedora have in place any pension, retirement or similar plans for their board members and executives.

Regarding information in relation to the individual stockholding participation of the board members and executives of U.S. Commercial and of Tenedora, it must be pointed out here that these companies do not have the information regarding the individual stockholdings of their board members and executives at their disposal, due to the fact that these parties do not have their stock recorded in the stock registry book of these companies as per the terms of article 128 of the LGSM.

Neither U.S. Commercial nor Tenedora, have entered into any agreement nor established any program to involve employees in the companies' stock, viewing that neither of these companies have any employees.

In regard to the information in relation to the stockholders that own 5% or more of the shares representing the capital stock, as well as the 10 major stockholders of U.S. Commercial and of Tenedora, it must be pointed out here that these companies do not have the information regarding the stockholdings of their stockholders at their disposal, due to the fact that none of them have their stock recorded in the stock registry book of these companies as per the terms of article 128 of the LGSM.

Neither U.S. Commercial nor Tenedora have any knowledge, within their sphere of competence, in regard to whether the companies are controlled, directly or indirectly, by any other enterprise, by a foreign government, or by any other individual person or corporation. Neither U.S. Commercial nor Tenedora have any knowledge, within their sphere of competence, regarding any commitment that could signify a change of control of their stock. By virtue of their recent incorporation, neither U.S. Commercial nor Tenedora have created any type of committee to support the board of directors of each of these companies, as an intermediate body.

U.S. COMMERCIAL

At the date of the present Information Brochure the majority of the Company's stock was directly or indirectly the property of Carlos Slim Helu and members of his immediate family who are able to appoint the majority of the members of the Company's Board of Directors and determine the result of other actions that require the stockholders vote.

The Company has been authorized 915,000,000 shares of the "B-1" Series. Approximately 565 million shares of "B-1" Series, that represent approximately 63% of the outstanding stock (considering the stock repurchased in accordance with the Securities Market Law), is directly or indirectly under the control of Carlos Slim Helu, members of his immediate

family and persons related with members of the Company's Board of Directors. As far as the Company has knowledge, the rest of the stock is distributed among the investing public. In regard to the information related to the individual stockholding of the Company's board members and executives, it must be pointed out that the Company does not have at its disposal the information regarding individual stock holdings of the members of the board and executives because of the fact that their stock is not recorded in the Company's stock registry in the terms of article 128 of the General Law of Mercantile Corporations.

TENEDORA

At the date of the present Information Brochure, approximately 80% of Tenedora's stock are the property directly of the Company, which can appoint the majority of the members of Tenedora's Board of Directors and determine the result of other actions that require the stockholders vote.

Tenedora has been authorized 956,592,000 shares of the "B–1" Series. Approximately 80% of the outstanding stock, are the property of the Company. As far as Tenedora has knowledge, the rest of the stock is distributed among the investing public. In regard to the information related to the individual stockholding of the Company's board members and executives, it must be pointed out that the Company does not have at its disposal the information regarding individual stock holdings of the members of the board and executives because of the fact that their stock is not recorded in the Company's stock registry in the terms of article 128 of the General Law of Mercantile Corporations.

c) *Auditors*

The auditors of the Company and of Tenedora are the office Ruiz, Urquiza y Cía, S.C, who prepared the Consolidated Financial Statements to December 31st of 2001 and 2000. The auditors were designated by the Company's and Tenedora's administration taking into account both their technical capacity as well as the independence of this firm.

d) *Operations with Related Parties and Conflict of Interests*

By virtue of their recent incorporation, neither U.S. Commercial nor Tenedora have conducted operations; however, the operations that they might eventually carry out with their associated, affiliated or related enterprises, shall be conducted in the normal course of business and at market prices. See Risk Factors. *"Certain Relations between GCarso, GSanborns, U.S. Commercial and Tenedora"*

III.) FINANCIAL INFORMATION

I.) SELECTED FINANCIAL INFORMATION

The following table shows a summary of the selected consolidated financial information of U.S. Commercial and of Tenedora to December 31st of 2000 and of 2001

	US COMMERCIAL		TENEDORA US	
	(Amounts in million Pesos with purchasing power as of December 31st 2001(1))			
	12 months ended in 2001	10 months ended in 2000	12 months ended in 2001	10 months ended in 2000
Data of the Operating Statement :				
Total sales, nets(2)	37,878.5	37,988.3	37,878.5	37,988.3
Cost of sales	30,500.9	30,674.7	30,500.9	30,674.7
Operating expenses	7,618.2	7,101.7	7,618.2	7,101.7
Operating (loss) profit	(240.6)	211.9	(240.6)	211.9
Allowance for taxes and other items(3)	12.2	0.4	12.6	0.4
Net loss	(394.4)	(606.0)	(394.0)	(606.0)
Majority net loss	(163.8)	(288.8)	(205.6)	(374.0)
Net loss per share	(0.18)	(0.32)	(0.21)	(0.39)
Depreciation and amortization	1,055.7	1,008.7	1,055.7	1,008.7
General Balance Sheet Data (at closing of fiscal year):				
Cash or short-term / temporary investments	2,576.7	853.5	1,190.2	853.5
Accounts receivable, net	786.9	1,698.6	784.8	1,698.6
Inventories, net	4,813.8	5,529.6	4,813.8	5,529.7
Expenses paid in advance	279.4	237.7	279.4	237.8
Properties and equipment, net	1,969.6	2,197.8	1,969.6	2,197.8
Other Assets, net(4)	7,672.8	8,691.1	7,672.8	8,691.2
Total assets	18,099.3	19,208.6	16,710.5	19,208.6
Total current liabilities	6,074.0	6,603.3	6,073.0	6,603.4
Total liabilities	8,572.4	11,100.1	8,572.0	11,100.1
Total stockholders investment	9,526.8	8,108.4	8,138.5	8,108.5
Other financial information:				
EBITDA	279.9	723.3	279.9	723.4
Debt of (with) affiliated companies net(5)	2,273.0	1,021.2	2,273.0	1,021.2
Interest paid(6)	309.0	478.2	309.2	478.3
Resources generated by (used in) the operations	481.4	(1,108.7)	483.5	(1,108.7)
Resources (used in) generated by financing activities	736.0	2,397.0	(652.7)	2,397.1

(1) Amounts in million Pesos with purchasing power as of December 31st 2001.

(2) The Company's net sales represent the net sales of the stores specialized in personal computers, software, accessories and services during the period. See section III.3 Annex II "Administration / Management Comments and Analysis of the Financial Situation and the Operating Results and Financial Situation — Introduction to the Company's operations — Net Sales" and the Note (f) to the annual financial statements.

(3) Includes income tax, assets tax and workers / employees participation in profits.

(4) Includes among other assets by way of commercial / mercantile credit and non – competition agreement $7,624.1 and $8,643.9

(5) Practically this entire amount represents balances with Banco Inbursa, S.A. See Note 9 to the annual financial statements.

(6) Includes the interest of the revolving credit line and the subordinate promissory note. See Note 9 to the annual financial statements.

2.) RELEVANT CREDITS REPORT

Long term debt:

CompUSA long term debt as of December 31st of 2001 and 200, is integrated as follows:

	2001	2000
Revolving credit line, guaranteed with inventory and accounts receivable, with average weighted interest of 4.25% that is due December 31st of 2002	-	$ 2,088,825
Revolving credit line, with affiliate, not guaranteed, with an average weighted interest rate of 4.51%, that is due August of 2003	1,142,788	1,021,240
Radio Shack Corporation's Promissory Note, not guaranteed, with an interest rate of 9.48%, that is due in June of 2008		1,262,624
Promissory subordinated with affiliate, not guaranteed, with an interest rate of 5.27%, that is due November of 2006	1,130,217	-
Total long – term debt	2,273,005	4,372,689

The maturities of the CompUSA long – term debt as of December 31th of 2001, are as follows:

2003	1,142,788
2004	226,043
2005	452,087
2006	452,087
	$ 2,273,005

As of June 15th of 2000 and March 28th of 2002, CompUSA modified its guaranteed revolving credit agreement (the "Credit Agreement") with a banking and financial institution syndicate that provides loans and letters of credit. The Credit Agreement termination date is as of December 31st of 2002. The modified revolving credit line is guaranteed by CompUSA's inventory and accounts receivable and offers letters of credit and loans for US $350 million dollars, at the base rate of the bank or at a LIBOR rate plus 1.25% or 2.5% depending upon CompUSA's ratio of leverage. The Credit Agreement is subject to a debenture basis (the "Debenture Basis") equivalent to what is the lesser between 1) a sum of (a) 85% of the eligible accounts receivable, as they are defined and (b) an amount equivalent to what is the lesser between (i) 65% of the lesser between the cost or market value of the eligible inventory, as it is defined, or (ii) 85% of the liquidation value based on an appraisal, as it is defined, of the eligible inventory, minus (c) letters of credit pending and minus d) US $ 50 million dollars; or 2) US $400 million dollars minus letters of credit pending and minus US $ 50 million dollars.

The Debenture Basis at December 31th of 2001 was of approximately US$339.9 million dollars with approximately US $194.3 million dollars in available credit. CompUSA has an approximate balance of US $95 million dollars in this Credit Agreement. CompUSA also has

U.S. $50.6 million dollars approximately of letters of credit pending as of December 31th of 2001, which have been used principally to make payments to the suppliers. The interest expenses of the Credit Agreement came to approximately U.S. $10.9 million dollars (equal to $99,651 pesos)and U.S. $17.1 million dollars (equal to $158,756 pesos) for the fiscal years of 2001 and 2000, respectively.

Among other restrictions, the Credit Agreement establishes that CompUSA must maintain a defined minimum coverage ratio until termination. The Credit Agreement also limits the subordinated debt, as defined, up to U.S. $273.6 million dollars. CompUSA has fulfilled all its commitments to December 31th of 2001 and management anticipates fulfillment of all of its commitments to December 31th of 2002.

On August 24th of 2000, CompUSA engaged a revolving credit line without collateral (guarantee) for a three-year term in the amount of U.S. $150 million dollars with Banco Inbursa, an affiliated company, at a rate that shall be determined semi – annually by means of promissory notes renewable each 6 months. On December 31th of 2001, CompUSA had U.S.$25 million dollars available for future debts under this line. The interest expenses of the credit line with Banco Inbursa reached approximately U.S.$8.8 million dollars and U.S. $4.8 million dollars, which are equal to $80,452 and $44,563 pesos for the year and the 10 months period ended as of December 31st of 2001 and 2000, respectively.

In regard to the acquisition made by CompUSA of Computer City in August of 1998, CompUSA issued a subordinate promissory note for U.S.$136 million dollars payable to Radio Shack Corporation, formally known as Tandy Corporation (the "Promissory Note"). The Promissory Note generated interest at an annual rate of 9.48% and established semi – annual payments over a period of ten years, with the first payment to capital falling due December of 2001. In June of 2001, the Promissory Note was paid in full with funds received from a promissory note in favor of Banco Inbursa. The promissory note of the affiliate reaches approximately U.S.$123.6 million dollars at an interest rate equivalent to a revolving LIBOR rate to 90 days plus 3.25%. The first payment to capital is due August of 2004. The interest expenses of the Promissory Note reached approximately U.S.$10.9 million dollars and U.S.$10.7 million dollars, which are equal to $99,651 and $99,339 pesos for the year and the 10 months period ended as of December 31st of 2001 and 2000, respectively.

3.) ADMINISTRATION/MANAGEMENT ANALYSIS AND COMMENTS REGARDING OPERATION AND FINANCIAL RESULTS.

U.S. COMMERCIAL AND TENEDORA

A) Internal and external sources of liquidity.

The internal sources of liquidity of U.S. Commercial and Tenedora arise from the flow generation of the subsidiaries, in this case CompUSA, this is profit before financial (expenses), depreciation and amortization.

The external sources of liquidity of CompUSA come mainly from suppliers and bank financing through long term lines of credit.

B) Debt / Equity Ratio

U.S. Commercial and Tenedora have not entered into any liability agreements.

C) Policies that govern the Treasury

U.S. Commercial, Tenedora and its principal subsidiaries invest their resources individually on the basis of their cash flow requirements, taking into consideration the term and risk required with the purpose of optimizing the financial cost.

Cash and short term investments are maintained in pesos or in dollars depending on the requirements and the needs for liquidity of each subsidiary on the basis of their cash flow and their debt structure.

D) Financial Situation. Liquidity and Capital Resources

U.S. Commercial has current assets for up to U.S. $150 million dollars and Tenedora for up to U.S. $50 million dollars. On December 29th of 2001, CompUSA's total assets reached the amount of U.S. $1,764 million dollars of which $717.8 million are current assets including $80.1 million in cash and liquid assets. The net cash used in CompUSA's operating activities for 2001 were in the amount of $52.1 million compared to with $296.6 millions used during 2000. The funds used in operations for calendar year 2000, were derived principally from the payment for the change of control to CompUSA's executive administration as a result of the acquisition on the part of GSanborns and of the negotiations with suppliers to obtain better purchase conditions in exchange for advanced payments.

COMPUSA

CompUSA fiscal year is equal to a 52 to 53 weeks year, which end on the last Saturday of each December. CompUSA's results included in these financial statements, correspond to the 52 weeks year ended on December 29th of 2001 (fiscal year 2001 or 2001) and the 44 weeks term running from February 27th to December 30th of 2000 (fiscal year 2000 or 2000).

Sales. The accrued net sales at the close of 2001, excluding discontinued operations, came to U.S. $4,152 million dollars. During the year 2000, in the period comprised from February 27th to December 30th, sales registered a level of U.S. $4,077 million. Sales were

affected by the economic de – acceleration in the United States and by the drop in consumer sales after the September terrorist attacks. Sales of the same stores fell 14% as compared to the same period of the previous year.

CompUSA continues to change its sales mix towards products and services with higher margins, and that are in accordance with its strategy of becoming a supplier of integral technology solutions. Thus, in the fourth quarter of the year, the contribution of sales of services represented a 7.0% as compared to 6.0% for the same period of the previous year.

Gross Margin. The gross margin for 2001 was 20.3%, 30 basis points lower than 20.6% observed in the same period of 2000. The margin reduction is explained by aggressive promotional activity conducted during the second quarter of the year. Excluding this effect, gross margins have improved significantly as result of the change of mix of products and services towards those with increased added value.

During the fourth quarter of 2001, the gross margin reached a 18.9% level. This result was 170 basis points lower that the third quarter margin in 2001 and 60 basis points less than the results of the fourth quarter of 2000.

Operating profit / EBITDA. During the fourth quarter of 2001, operating profits, including discontinued operations, was U.S. $5.6 million dollars, representing 0.5% of net sales. By the fourth quarter of 2000, these figures were located at levels of U.S. $43.5 million dollars and 3.3% respectively. During 2001, and operating loss of U.S. $13.6 million dollars was registered, that is, -0.3% in regard to yearly sales. During the March – December of 2000 period, the operating profit was located at levels of U.S. $41.8 million dollars, which result represented 1.0% of the sales registered in the period mentioned previously. However, if the amortization of intangibles is considered, which refers fundamentally to the mercantile credit for U.S. $58.7 million dollars, the charge to results derived from the decrease in the value of abandoned facilities for U.S. $7 million dollars and an extraordinary expense derived from the restructuring of direct sales for U.S. $4 million dollars, the operating profit for the year 2001 registered a loss of $84.3 against a loss of U.S. $11.4 million dollars during the period of March – December of 2000. Promotional activity during the second quarter of 2001 also contributed to the operating loss registered of that year.

The EBITDA including discontinued operations and charges for restructuring, was in the amount of U.S. $11.6 million dollars for the fourth quarter of 2001 compared to U.S. $59.0 million dollars registered in the same period of the previous year. Excluding the effects of discontinued operations and restructuring charges, the EBITDA improves significantly presenting the amount of U.S. $18.5 million dollars. In 2001 the EBITDA was of U.S. $31.3 million dollars compared with U.S. $96.3 million dollars in March – December of 2000.

Extraordinary Profit. During the second quarter of 2001 CompUSA registered an extraordinary profit of U.S. $12.3 million dollars derived from the advanced payment of a credit note to Radio Shack (formerly Tandy Corporation). The credit note was originally subscribed in 1998 as the result of the acquisition of Computer City Inc., to Tandy Corporation. The amount of the original capital was reduced as derived from adjustments carried our in the acquisition price of Computer City as the result of later negotiations.

<u>*CompUSA Debt*</u>

For a description of CompUSA debt, see Section 2.) Relevant Credits Report on Page 62 of this Information Brochure.

Initiatives / Relevant Events. Focus to the retail business.- During the year 2001, CompUSA has implemented a series of measures with the purpose of focusing as a priority towards the retail business and to transform into an integral technology solutions marketer.

Initiatives in commercial stores. As of the year 2001, CompUSA began focusing its direct sales through stores, to small and medium enterprises, which generally represent larger margins than the large corporate firms do. During the second quarter, CompUSA announced a restructure plan that contemplates supporting the commercial effort of direct sales by means of stores and with sales groups at a nation wide level.

The restructure attempts to increase margins, improve productivity and obtain operative efficiencies that translate in savings of approximately U.S. $30 million dollars per year. Other advantages of the program include giving better use to their installed store capacity, their inventories and improve service by being in closer contact with the clients. The restructure resulted in a charge to results for U.S. $4.2 million dollars in the second quarter of the year and a charge to results for $7.1 million in the fourth quarter as the result of the decrease in the value of abandoned facilities.

Alliance with AOL. In April of 2001 CompUSA and AOL announced a strategic alliance to promote access to Internet and other interactive technologies among the United States consumers. As part of the agreement, CompUSA shall promote at all of its stores and with all of its clients, the interactive services of AOL. AOL shall provide CompUSA with its infrastructure to promote CompUSA's products and services. In addition, AOL provided funds to CompUSA for the construction of AOL exhibition booths, within the remodeling program of the full number of their stores. Subject to this agreement, the Company received an advanced payment for U.S. $24 million dollars, of which $10 million were specified as advances on commissions on the sale of memberships. This amount is recorded as income when the Company sells memberships, in compliance with the provisions of the agreement. On December 29th of 2001, the Company had acknowledged approximately $350,000 in income and the remaining $9,650,000 were entered under accounts payable, since it is an advanced payment that is reimbursable if commissions are not earned during the first year of the agreement. The remaining $14 million of the advanced payment are not reimbursable, and they have been entered as deferred income that is amortized against results during the life of the agreement, which is of five years.

Cozone. Is a new concept of a smaller store, in the concept of a boutique, focused towards the consumer of sophisticated technology, offering the newest in consumer electronics. Communications and portable computers technology.

To the present date, CompUSA has opened four Cozone by CompUSA stores in San Diego, California, Alexandria, Virginia, Roston, Virginia and Southlake, Texas.

Remodeling and reconditioning. CompUSA initiated a remodeling and reconditioning program for the full number of its Super Stores with the purpose of presenting their line of products in a more efficient manner. Thus, the categories of products with larger margins such as digital image, games and entertainment, wireless technology, communications and networks shall have a preferential placing and display.

The reconditioning work was completed for all of the stores in November of 2001, just before the beginning of the end of the year season. The investment represented approximately 24 million dollars and was funded with resources from suppliers. The store results have been favorable as a result of the remodeling, including an improvement in the consumer's purchase experience.

New Stores. By the fourth quarter of 2001, CompUSA opened two Super Stores in: Greenville, South Carolina and Huntsville, Alabama. The format of these new stores is consistent with that of the remodeled stores.

Publicity Campaign, During the fourth quarter of 2001, CompUSA launched an important television campaign with which it intends to consolidate the recognition of its brand. The campaign attempted to position CompUSA as the place where "America buys technology", promoting a wide variety of products. The Company is always looking for a more efficient use of its publicity resources, seeking an optimal combination of printed mater, radio, television and electronic media.

Dis–Investments. In June of 2001, CompUSA sold its division of Call Center to Technology and Internet Holding Co., a company with the conjoint investment of Telmex, America Movil and CCarso. The amount of the transaction was of U.S. $105 million dollars and it was paid in cash. The company shall continue to operate under the name of Telvista.

During the fourth quarter of 2000 CompUSA, seeking an increased focus on its retail business, sold its division of Computer assembly, which sale resulted in an extraordinary loss of approximately U.S. $4.0 million dollars.

Capitalization. The second quarter of 2001, CompUSA received from its stockholders GCarso and America Movil, a permanent injection of capital in the amount of U.S. $50 million dollars. These funds were used to pay liabilities and for operative matters.

a) <u>*Internal and external sources of liquidity*</u>

The internal sources of liquidity arise from the flow generation of the subsidiaries themselves, in this case CompUSA, this is profit before financial (expenses), depreciation and amortization.

The external sources of liquidity come mainly from suppliers and bank financing through long term lines of credit.

b) <u>*Financial Situation. Liquidity and Capital Resources*</u>

On December 29th of 2001, CompUSA's total assets reached the amount of U.S. $1,764 million dollars of which $717.8 million are current assets including $80.1 million in cash and liquid assets. The net generated cash (used in CompUSA's operating activities for 2001) were in the amount of $7.9 million compared to with $191.7 millions used during 2000. The funds used in operations for calendar year 2000, were derived principally from the payment for the change of control to CompUSA's executive administration as a result of the acquisition on the part of GSanborns and of the negotiations with suppliers to obtain better purchase conditions in exchange for advanced payments.

The majority of CompUSA's sales during calendar years 2000 and 2001 were cash, either by means of cash, check or credit cards. The remaining sales were principally credit sales to corporate firms and to government and educational entities.

The Merchandise Inventories decreased from U.S. $595.6 million in December of 2000 to $526.5 million in December of 2001. The inventory per store was of approximately U.S. $2.3 million to December of 2001, compared to approximately U.S. $2.7 million in December of 2000.

Investments in fixed assets during 2001 were in the amount of $50.4 as compared to $50.4 million spent in 2000. CompUSA did not open any new stores during 2000, however, 3 Super Stores were remodeled. For 2001, 3 new Super Stores were opened and 7 stores were remodeled. Additionally, a reconditioning program for 100% of the store chain was completed in the year 2001, funded mainly with resources of suppliers. Moreover, CompUSA opened 4 Cozone stores and a test format called Technology@saks during December of 2001.

Excluding the effects of the opening of new stores, CompUSA's major requirements for working capital occurred during the last quarter of the year to support the increased level of sales. The Working Capital requirements are satisfied basically with cash and liquid / available equivalents, bank financing and suppliers.

As of June 15th of 2000, CompUSA modified its guaranteed revolving credit agreement (the "Credit Agreement") with a banking and financial institution syndicate that provides loans and letters of credit. The modified revolving credit line is guaranteed by CompUSA's inventory and accounts receivable and offers letters of credit and loans for US $400 million dollars, at the base rate of the bank or at a LIBOR rate plus 1.25% or 2.50% depending upon CompUSA's ratio of leverage. The Credit Agreement is subject to a debenture basis (the "Debenture Basis") equivalent to the sum of (a) 85% of the eligible accounts receivable, as they are defined and (b) an amount equivalent to what is the lesser between (i) 65% of the lesser between the cost or market value of the eligible inventory, as it is defined, or (ii) 85% of the liquidation value based on an appraisal, as it is defined, of the eligible inventory, or (iii) US $400 million dollars minus (c) letters of credit pending and minus (d)any minimum requirement of liquidity.

The Debenture Basis at December 29th of 2001 was of approximately US$339.9 million dollars with approximately US $194.3 million dollars in available credit. CompUSA has an approximate balance of US $95 million dollars in this Credit Agreement, as of December 29th of 2001. The interest expenses of the Credit Agreement came to approximately U.S. $10.9 million dollars (equal to $99,651 pesos)and U.S. $17.1 million dollars (equal to $158,756 pesos) for the fiscal years of 2001 and 2000, respectively. Among other restrictions, the Credit Agreement establishes that CompUSA must maintain a defined minimum coverage ratio of fixed charges throughout the remaining term and it must fulfill with defined requirements of profits before interest, taxes, depreciation and amortization (EBITDA) during the six months following the modification date. CompUSA has fulfilled all its commitments to December 29th of 2001 and management anticipates fulfillment of all of its commitments to December 28th of 2002.

CompUSA also finances acquisitions of fixed assets by means of leases with the suppliers. There is a wide range of leasing options on the market, for which reason CompUSA evaluates this source of financing for its operations.

On December 29th of 2001, the minimum lease payments that shall be made in the future under all of the lease agreements with initial terms or non – cancelable remainders longer than one a year, are as follows (in thousands of United States dollars).

Fiscal Year		Financial **Leasings**		Pure **Leasings**
2002	$	2,697	$	116,061
2003		2,181		102,991
2004		1,297		90,629
2005		124		85,995
2006		34		83,634
Following		-		405,900
Total of minimum payments for leasing		6,333	$	885,210
Minus interest		568		
Present value of the minimum payments for leasing		5,765		
Minus outstanding portion		2,226		
Financial leasing obligations that have a term of one year	$	3,539		

Leasing expenses, net from leasing income of $3.6 million, came to approximately $127.3 million for the fiscal year of 2001. Leasing expenses, net from leasing income of $2.4 million, came to approximately $112.7 million for the fiscal year of 2000.

In connection with the acquisition of Computer City, CompUSA issued U.S. $136 million dollars in subordinate debt to Tandy. In June of 2001, the Promissory Note was refinanced for an amount of $123.6 million. The first payment of principal must be made in August of 2004.

CompUSA considers that its cash and equivalents, the flow generated by its operation, its lines of credit with suppliers and its lines of financial leasing and credit, shall be sufficient to finance the continuity of its operations and expansion plans for the fiscal year of 2002 and to carry out all the interest payments required by its debt. CompUSA's future levels of expansion shall be contingent upon the availability of additional capital.

ANNEX I

U.S. COMMERCIAL CORP., S.A. DE C.V.

Initial Submission pursuant to Rule 12g3-2(b)

Exhibits A through K

EXHIBIT A

Annual Reports (none)

EXHIBIT B

Interim Reports (none)

EXHIBIT C

Minutes of the October 1, 2001 Board of Directors Meeting of Grupo Carso which called for an Extraordinary General Shareholders' Meeting to be held on November 21, 2001

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF GRUPO CARSO, S.A. DE C.V., HELD ON OCTOBER 1, 2001

In Mexico City, Federal District, at 14:00 hours on October 1, 2001, in the building located at Av. Paseo de las Palmas No. 740, Col. Lomas de Chapultepec, the following Directors met in order to hold a meeting of the Board of Directors of GRUPO CARSO, S.A. DE C.V., of which all members of the Board of Directors and the Company's Shareholders Representatives were duly notified: Mr. Carlos Slim Helú; Carlos Slim Domit, Esq.; Mr. Antonio Cosía Ariño: Mr. Jaime Chico Pardo; Mr. Claudio X. González Laporte; Rafael Moisés Kalach Mizrahi, C.P.A.; José Kuri Harfush, Esq.; Juan Antonio Pérez Simón, C.P.A.; Agustín Santamarina Vázquez, Esq.; Patrick Slim Domit, Esq.; Mr. Maximiliano Becker Arreola; Arturo Elías Ayub, Esq.; Humberto Gutiérrez Olvera Z., C.P.A..; Carlos Hajj Aboumrad, Esq.; Daniel Hajj Aboumrad, Esq.; Marco Antonio Slim Domit, Esq. and Eduardo Valdés Acra, Esq. Also present were Ernesto González Dávila, C.P.A., Shareholders Representative, and Sergio F. Medina Noriega, Esq., Secretary of the Board of Directors.

Mr. Carlos Slim Domit chaired the meeting and Sergio F. Medina Noriega, Esq., acted as Secretary, in their respective capacities as Chairman and Secretary of the Board of Directors.

The legal and bylaw requirements to hold this meeting having been met and the existence of the quorum required for it to be held having been proved, the Chairman declared the meeting legal, in which the items to be dealt with are contained in the following Order of the Day, which was unanimously approved by the Directors present:

ORDER OF THE DAY

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.
II. FINANCIAL STATEMENTS AT AUGUST 31, 2001. RESOLUTIONS IN THIS REGARD.
III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.
IV. VARIOUS MATTERS. RESOLUTIONS IN THIS REGARD.
IV.1 Proposal to perform, if appropriate, a divestiture from Grupo Carso, S.A. de C.V., and to call a Special General Meeting of Shareholders of the Company. Resolutions in this regard.

Thereafter, the points of the Order of the Day were dealt with as follows:

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.

When dealing with point I of the Order of the Day, the Directors decided to approve the text of the minutes prepared based on the meeting of the Board of Directors held on September 3, 2001, under the terms of the copy thereof that was distributed to them prior to the date of the present meeting.

II. FINANCIAL STATEMENTS AT AUGUST 31, 2001. RESOLUTIONS IN THIS REGARD.

Now dealing with point II of the Order of the Day, the consolidated and unconsolidated financial statements of GRUPO CARSO, S.A. DE C.V. at August 31, 2001 were presented to the Board of Directors, comprised of the statements of financial position, of results and of changes to the financial position, which include:

a) An analysis of available assets.
b) The summary of important data from subsidiaries, which includes sales figures from August 2001.
c) The consolidated statement of investments in securities.

A copy of those documents is added to the file of these minutes.

Matters related to the preliminary comparative sales figures for September 2001 and net debt were also dealt with.

The Directors took due note of the information that was presented to them when discussing this point of the Order of the Day; they commented on data relevant thereto, and they proceeded to approve, unanimously, the financial statements in reference.

III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.

When discussing point III of the Order of the Day, important matters on the progress of the Company were explained and, thereafter, matters related to the results and operations of the Group's subsidiary companies were dealt with, and the following was noted:

With respect to Grupo Condumex, S.A. de C.V., the status of its sales and the short-term sales forecasts. With respect to Industrias Nacobre, S.A. de C.V. and Grupo Aluminio, S.A. de C.V., the possible sale of the aluminum ingots plant. With respect to Empresas Frisco, S.A. de C.V., the plan to sell its interest in Química Flúor, S.A. de C.V., as well as the possibility of fully suspending the operations of the San Felipe mine and the analysis that will be performed to determine what measures it is appropriate to take with respect to the situation that the Tayahua mine is currently in. With respect to Cigarros La Tabacalera Mexicana, S.A. de C.V., the prices and costs of cigarettes. With respect to Grupo Sanborns, S.A. de C.V., the sales achieved by Sears Roebuck de México, S.A. de C.V., the results from CompUSA's expense reduction and the mediation meeting that will soon be held in the U.S., to try to reach an agreement between the parties in the suit derived from the acquisition of CompUSA's stock.

IV. VARIOUS MATTERS. RESOLUTIONS IN THIS REGARD.

With respect to point IV of the Order of the Day, the Directors proceeded to deal with the following matters:

IV.1 Proposal to perform, if appropriate, a divestiture from Grupo Carso, S.A. de C.V., and to call a Special General Meeting of Shareholders of the Company. Resolutions in this regard.

With respect to the process started by Grupo Carso, S.A. de C.V. and its subsidiary company Grupo Sanborns, S.A. de C.V., for the separation of the stock representing 51% of CompUSA's share capital, which Grupo Sanborns, S.A. de C.V. indirectly holds, the Board of Directors unanimously adopted the following:

RESOLUTIONS

IV.1.1 It is resolved to call the shareholders of Grupo Carso, S.A. de C.V. to the Special General Meeting of Shareholders that will be held on November 21, 2001, at 13:30 hours, at Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, Mexico, F.D., to deal with the matters contained in the following **ORDER OF THE DAY: I.** If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub

of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard. **II**. If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard. **III**. Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard.

IV.1.2 Approval is given to submit for the consideration of the Special General Meeting of Shareholders, representing the Board of Directors, the respective proposals for the divestiture of the Company, and the corresponding modification of Clause Sixth of the corporate bylaws; all this under the terms which in this regard were stated to the Board itself in the present meeting; and approval is also given to propose the adoption of all such resolutions as are derived from or related to the matters that will be dealt with in the Meeting.

IV.1.3 Authorization is hereafter given, for all appropriate purposes, for the Chairman or Secretary of the Board of Directors, indistinctly, to sign the notifications of background, to whom the broadest authorities as are necessary to that end are granted, and at the appropriate time for them to be published in one or more of the wide-circulation newspapers in Mexico City, F.D., under the terms of the copy of such notification which is attached to the file of this meeting.

In virtue of the fact that the Directors state that they have no other matters to deal with, the meeting was adjourned. Signed by the Chairman and the Shareholders Representative, pursuant to the stipulations of the last paragraph of Article Twenty-Eighth of the corporate bylaws, for all appropriate effects.

Chairman	Secretary
Carlos Slim Domit, Esq.	Sergio F. Medina Noriega, Esq.

Shareholders Representative

Ernesto González Dávila, C.P.A.

EXHIBIT D

Minutes of the November 21, 2001 Extraordinary General Shareholders' Meeting of Grupo Carso which approved the Spin-off

MINUTES OF THE SPECIAL GENERAL MEETING OF SHAREHOLDERS OF GRUPO CARSO, S.A. DE C.V.
NOVEMBER 21, 2001

In view of the notification published in the newspapers "*Excélsior*," "*El Universal*" and "*El Financiero*," in this City, on November 5, 2001, copies of whose appropriate parts are also added to the appendix of these minutes, to form an integral part hereof, and in order to hold a Special General Meeting of Shareholders, the persons whose names, the capacities in which they attend and the shares they represent appear on the Attendance List, duly signed by the attendees of this Meeting, met in Mexico City, Federal District, the registered address of Grupo Carso, S.A. de C.V., at 13:30 hours on November 21, 2001, at the property located at Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, [which List] is supplemented by the documentation that proves their respective legal agencies and the number of shares with which each of them appears, [which] is also added to the appendix of these minutes forming an integral part hereof, .

Carlos Slim Domit, Esq., Chairman of the Board of Directors acted as Chairman of this Meting, and Sergio F. Medina Noriega, Esq., acted as secretary in his capacity as Secretary of the Board itself. Also present was Walter Fraschetto Valdés, Certified Public Accountant and Alternate Shareholders Representative acting in this meeting, in the absence of the Company's Shareholders Representative.

The Chairman, in exercise of the authority which in this regard is granted to him by Article Nineteenth of the corporate bylaws, named Gerardo Camargo Robles, C.P.A. and Mr. Guillermo Robles Gil Orvañanos as inspectors who, having accepted their positions, in the performance thereof proceeded to prepare the attendance list, as well as to review the evidence which proves the number of shares which each shareholder represents in this Meeting and the documentation by which the proxies who appeared at the meeting proved their respective agencies and authorities.

Once the foregoing was performed, the inspectors reported and certified that 864,944,944 shares, that is, 97.157% of the 890,250,000 outstanding shares that currently comprise the Company's subscribed and paid-in Capital were duly represented in the Meeting, for which reason, having proved that the quorum exists to hold this meeting, the Chairman, based on Article Sixteenth of the corporate bylaws, called the Meeting legally to order, which declaration was unanimously approved by the shareholders present or represented in this meeting.

Thereafter, and pursuant to the stipulations of paragraph c) of Section VI of Article 14 Sub 3 of the Stock Market Law, the Secretary notified the Meeting that he had ensured that the Company had made available to stock brokers who proved that they were the representatives of shareholders of Grupo Carso, S.A. de C.V. during the period cited in Article 173 of the Commercial Companies Law, the proxy forms which were prepared by the Company itself, which met the requirements stipulated in the section in reference and, furthermore, he read the Order of the Day contained in the Notification published to hold this Meeting, the text of which is as follows:

ORDER OF THE DAY

I. **If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard.**

II. **If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard.**

III. **Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard.**

Thereafter, the matters contained in the Order of the Day were dealt with , in the following manner:

I. If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub

of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard. When dealing with Point I of the Order of the Day, the Chairman explained and submitted for the consideration of the Meeting a proposal from the Company's Board of Directors to perform a divestiture from Grupo Carso, S.A. de C.V., with it subsisting as divesting company, which would contribute *en bloc* part of its assets, liabilities and capital to a divested company which would result from the divestiture, which would preferably be called U.S. Commercial Corp., S.A. de C.V., based on the Company's audited financial statements at December 31, 2000 and the general pro-forma Balance Sheet at June 30, 2001, taking the divestiture into consideration; all this subject to and conditioned on obtaining the respective approval from the corresponding authorities.

In this regard, it was noted that this proposal to divest the Company corresponds to the process started by Grupo Carso, S.A. de C.V. and its subsidiary company Grupo Sanborns, S.A. de C.V., for the separation of stock representing 51% of the share capital of CompUSA, Inc., of which Grupo Sanborns, S.A. de C.V. is indirect holder, stating that it is planned, in general, that the company which if appropriate results from the proposed divestiture which, as indicated, would preferably be called U.S. Commercial Corp., S.A. de C.V., at the appropriate time would merge , as the merging company, with Tenedora U.S., S.A. de C.V., as the merged company, which company results from the divestiture from Grupo Sanborns, S.A. de C.V. which had already been approved by the Special Meeting of Shareholders of such subsidiary, so that at the end of the process U.S. Commercial Corp., S.A. de C.V. would have indirect control of the capital of CompUSA, Inc., and an amount in cash in national currency equivalent to an amount on the order of 200 million dollars, the purpose of which holding company would be to operate and invest in businesses in the American commercial sector, and which would be traded on the Mexican stock market independently of Grupo Carso, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.

Thereafter, the terms of the proposal in reference and the financial statements and pro-forma general Balance Sheet contained therein were explained in detail, and the present matter being placed for discussion, the Meeting unanimously adopted the following:

RESOLUTIONS

"**I.1.** It is resolved to approve, based on Article 228 Sub of the General Commercial Companies law, a divestiture from Grupo Carso, S.A. de C.V., as divesting company which, without extinguishing, will contribute *en bloc* part of its assets, liabilities and capital to a new divested company which will result from the divestiture and which will be called U.S. Commercial Corp., S.A. de C.V.; all subject to and conditioned on approval by the corresponding authorities. The divestiture shall take place pursuant to the following stipulations:

"**1.** The divestiture shall take place based on the audited financial statements of Grupo Carso, S.A. de C.V. at December 31, 2000, which are attached to the appendix of the present meeting as Appendix "A", as well as the pro-forma general Balance Sheet at June 30, 2001 and its attached notes which form an integral part thereof, which are also added to the appendix of the present minutes in the document which is identified as Appendix "B", which appendices form an integral part hereof. The summary of the pro-forma general Balance Sheet in reference, which is deemed herein reproduced as if inserted textually, is as follows: Figures for GRUPO CARSO, S.A. DE C.V., prior to the divestiture (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $27,311,806 National Currency; Liabilities $3,401,563 National Currency; and Shareholders' Equity $23,910,243 National Currency. Figures for U.S. COMMERCIAL CORP., S.A. DE C.V., assuming the divestiture had taken place on June 30, 2001: (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $5,153,580 National Currency; Liabilities $3,249 National Currency; and Shareholders' Equity $5,150,331 National Currency. Figures for GRUPO CARSO, S.A. DE C.V. after the divestiture, (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $22,158,226 National Currency; Liabilities $3,398,314 National Currency; and Shareholders' Equity $18,759,912 National Currency.

"The pro-forma general Balance Sheet figures will be corrected and adjusted, as appropriate, to such amounts as are shown on the date the divestiture occurs.

"**2.** As a result of the divestiture part of the assets, liabilities and shareholders' equity of Grupo Carso, S.A. de C.V. in its capacity as divesting company, shall be contributed *en bloc* to U.S. Commercial Corp., S.A. de C.V. at the time the latter is established, in the manner and under the terms indicated below:

"**(i)** Part of the assets in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,153,580 National Currency, assuming that the divestiture had occurred on June 30, 2001. In this regard the following shall be transferred to such divested company: a) the rights to ownership and all other rights on all the shares belonging to Grupo Carso, S.A. de C.V. in the share capital of Tenedora U.S., S.A. de C.V. which, in turn, shall indirectly be the holder of 51% of the

shares representing the share capital of CompUSA, Inc.; the foregoing conditioned on the company resulting from the divestiture from Grupo Sanborns, S.A. de C.V. which was approved prior to the present Meeting, that is Tenedora U.S., S.A. de C.V., is established; and b) a cash amount equivalent to an amount on the order of 150 million dollars. The aforementioned transfers of blocks of capital shall be adjusted, if appropriate, to the amount, characteristics and legal nature of the existing assets and rights when the divestiture occurs.

"**(ii)** Part of shareholders' liabilities in the amount of (thousands of pesos with purchasing power at June 30, 2001) $3,249 National Currency, corresponding to: "Accounts payable and accumulated liabilities."

"**(iii)** Part of shareholders' equity in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,150,331 National Currency, corresponding to the following items: "Paid-In Share Capital," "Correction of Paid-In Share Capital," "Premium Over Par," "Reserve for Repurchase of Own Shares" and "Retained Earnings."

"The asset, liability and shareholders' equity figures will be transferred to the divested company, corrected and adjusted, as the case may be, to the amounts effectively shown on the date on which the corresponding transfer takes place.

"If as a result of the divestiture any impediment exists, whether regulatory, legal or of another nature, to transfer any of the assets to the divested company, the assets in question may not be transferred and, as a result, may remain with the divesting company.

"Subject to such adjustments as may be appropriate, the cumulative after-tax earnings account and capital contribution account of Grupo Carso, S.A. de C.V. will be transferred to U.S. Commercial Corp., S.A. de C.V., in the same proportion as the share capital is divided into, and no amount whatsoever will be transferred to the cumulative reinvested after-tax earnings account.

"**3.** Grupo Carso, S.A. de C.V. will continue to operate under its current name, purpose and regulatory scheme, and such modifications to Article Sixth as this Meeting resolves when dealing with point II of the Order of the Day shall be included in the corporate bylaws.

"**4**. The amount of Grupo Carso, S.A. de C.V.'s minimum fixed capital is currently established in Article Sixth of the corporate bylaws at $1,398,108,525.30 National Currency, and is represented by 915,000,00 Series A-1 common registered shares with no par value, of which 24,750,000 are currently treasury shares, for the purposes of Article 14 Sub 3.I of the Stock Market Law. When the *en bloc* contribution which the divesting company shall make to the divested

company shall make to the divested company as a result of the divestiture is made, the minimum fixed capital of Grupo Carso, S.A. de C.V., which at the appropriate time will be added to its corporate bylaws, shall be $1,058,035,525.30 National Currency, and will continue to be represented by the aforementioned 915,000,000 shares. The minimum fixed capital with which U.S. Commercial Corp., S.A. de C.V. shall be established shall be $340,073,000.00 National Currency, shall be fully paid in, and shall be represented by 915,000,000 Series "B-1" common registered shares with no par value, fully subscribed and paid-in, of which, when established, the divested company shall have a total of 24,750,000 Series B-1 Treasury shares, for placement thereof under the terms of Article 14 Sub 3.I of the Stock Market Law, or for such other purposes as determined by the Board of Directors of such Company.

"**5.** The divested company shall be the universal cause holder of the estate which the divesting company shall contribute to it *en bloc*. The divested company shall exclusively assume such obligations as are transferred to it in virtue of the divestiture. If the divested company does not comply with any of the obligations assumed by it in virtue of the divestiture, to the extent possible the stipulations of paragraph d) of Article 228 Sub of the General Commercial Companies Law shall be followed.

"**6.** The draft corporate bylaws which shall govern U.S. Commercial Corp., S.A. de C.V. are approved in the form and under the terms under which they were submitted for the consideration of the present Meeting, in a document identified as Appendix "C", as well as the transitional and supplementary stipulations which shall form part of the articles of incorporation which re also contained in such document, which is added to the appendix of the minutes of the present Meeting to form part hereof, which appendix is deemed fully reproduced herein as if inserted textually.

"**7.** After the divested company is established the respective persons whose names and positions are also included to that end in the aforementioned Appendix "C" shall be named Directors, Shareholders Representatives, Officers of the Board of Directors and Agents of U.S. Commercial Corp., S.A. de C.V., and such other transitional or supplementary stipulations as are necessary or convenient shall be stipulated in the articles of incorporation.

"**8.** Each of the shareholders of the divesting company shall initially have a proportion of the share capital of the divested company, equal to that of which it is owner in the divesting company.

"The outstanding securities representing the paid-in share capital of Grupo Carso, S.A. de C.V., with No. 8 and subsequent coupons attached, shall be exchanged and cancelled taking into consideration therefor the applicable resolutions of this Meeting. Such securities shall be exchanged for such provisional certificates or share certificates as the divesting company and the divested company

issue at the appropriate time to represent the shares comprising their respective share capital resulting from the divestiture. When the stock transactions approved by this Meeting related to the exchange derived from the divestiture occur, in the end the shareholders shall have a right to have delivered to them in exchange for each share of Grupo Carso, S.A. de C.V. which they hold, of those covered by currently outstanding securities: a) one Series "A-1" common registered share with no par value, fully paid in, with No. 8 and subsequent coupons, corresponding to the paid-in share capital which Grupo Carso, S.A. de C.V. shall have when its divestiture occurs; and b) one Series "B-1" common registered share with no par value, fully paid in, with No. 1 and subsequent coupons, corresponding to the paid-in share capital of U.S. Commercial Corp., S.A. de C.V. The delivery of the corresponding shares shall be executed from the date and under the terms of which shareholders shall be notified through a notification which shall be published at the appropriate times in one or several wide-circulation newspapers in Mexico City, F.D.

"**9.** The divestiture resolution shall be notarized before a notary public and recorded in the Public Commercial Registry. Likewise, an extract of such resolution shall be published in the Official Journal of the Federation and in at least one wide-circulation newspaper of the divesting company's domicile, clearly indicating that the full text shall be available to partners and creditors at the registered address of the divesting company for a forty-five calendar day period calculated from the date the recording and the publications in reference take place.

"**10.** This Meeting establishes that the divestiture shall take effect.for the divesting company and the divested companies, and with respect to their respective shareholders, as well as for such accounting and tax purposes as are applicable, from the date on which the divested company's articles of incorporate are executed before a notary public whereas, pursuant to the stipulations in this regard of Article 228 Sub of the Commercial Companies Law, the divestiture shall take full effect once the forty-five calendar day period stipulated by such Article elapses, without any challenge among those stipulated in that same precept being filed, and in the latter case, the corresponding effects shall be retroactive to the date of the divested company's articles of incorporation.

"It is resolved that, as appropriate, the requirements established in number 9 of the present resolution I.1, as well as any other acts required or convenient to implement the approved divestiture, shall be performed immediately."

"**I.2**. The financial statements of Grupo Carso, S.A. de C.V. at December 31, 2000, audited by the firm of certified public accountants Ruiz Urquiza y Cía., S.C., and the general pro-forma Balance Sheet

at June 30, 2001, and its attached notes which form an integral part thereof, are approved for them to serve as a basis to perform the divestiture approved when dealing with the present point of the Order of the Day."

"**I.3** The following is agreed for the purposes of the exchange of shares:

"i) First perform a split of the outstanding shares, through the issuance of four new shares for each of the divesting company's current shares, without therefor increasing share capital, which shares, for the purposes of these resolutions, shall replace and nullify currently outstanding shares, of which shareholders shall receive in exchange four new shares of those resulting from that stock split, of the same Series and Class as those outstanding, for each of the current shares they own;

"ii) As a result of the divestiture the shareholders of the divesting company shall have a right, for each four shares of those resulting from the stock split cited in resolution (i), one share of the divested company and three shares of the divesting company;

"iii) Subsequently, perform a restructuring of the shares into which the share capital of the divesting company will be divided as a result of the provisions of resolution ii), through a reverse split, through the exchange of one new share for every three of the shares cited in the initial part of the present resolution, without reducing share capital for this purpose, so that at the end one share of the divesting company of those which are outstanding prior to the date hereof are exchanged for one new share of the divesting company and one share of the divested company; and

"iv) The stock transactions cited in resolutions i), ii) and iii) shall take effect in the order indicated and shall occur in one single act, upon effecting the final exchange of currently outstanding securities representing the share capital of Grupo Carso, S.A. de C.V., with No. 8 and subsequent coupons attached, for one share of the divesting company and one share of the divested company, as established in resolution I.1 of this divestiture."

"**I.4** It is expressly established that the terms of all the powers of attorney which Grupo Carso, S.A. de C.V. has granted prior to the date on which the divestiture takes place, and are currently in effect, shall subsist until such time as the divesting company itself does not subsequently modify, limit or revoke them."

"**I.5** Grupo Carso, S.A. de C.V.'s current fiscal and tax year shall end on December 31, 2001, pursuant to the stipulations of the current corporate bylaws, whereas the divested company U.S. Commercial Corp., S.A. de C.V. shall begin an irregular fiscal and tax year on the day its activist start, pursuant to the stipulations in this regard of the applicable legal provisions."

"**I.6** It is resolved that Grupo Carso, S.A. de C.V., if appropriate, shall release the members of the Board of Directors, the Officers of the Company's Board of Directors, its agents and delegates of this meeting from any liability and shall be obligated to indemnify and save them harmless, from any act in which they have been involved or in which they might be involved during the analysis, structuring and approval and performance of the divestiture approved in the present Meeting."

"**I.7** The Board of Directors or any of the Delegates of this Meeting who are designated when dealing with point III of the Order of the Day, indistinctly shall have the broadest authorities, once U.S. Commercial Corp., S.A. de C.V. is established, to determine the date on which the exchange of shares stipulated in the present Resolutions takes place."

II. If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard.
With respect to point II of the Order of the Day, a proposal to modify Article Sixth of the corporate bylaws was submitted for the consideration of the Meeting, in order to place in the text thereof the amount of the minimum fixed capital that will result from the divestiture which was approved when dealing with point I of this Meeting's Order of the Day.

Thereafter, and pursuant to the aforementioned proposal, which was submitted for the consideration of shareholders, the Meeting unanimously adopted the following:

RESOLUTIONS

"**II.1** It is resolved to modify Article Sixth of the corporate bylaws to place in the text thereof the amount of minimum fixed capital that will result from the divestiture approved in point I of the present Meeting's Order of the Day, whose text, from the time the divestiture in reference takes place, shall be as follows:

"ARTICLE SIXTH. The Company's capital is Variable. The minimum fixed capital without a right of withdrawal is $1,058,035,525.30 (one billion fifty-eight million thirty-five thousand five hundred twenty-five pesos and 30/100 National Currency), represented by 915,000,000 Series A-1 ordinary registered shares with no par value, fully paid in. The amount of the

variable portion of the share capital may not exceed ten times the amount of the minimum fixed capital without a right of withdrawal and shall be represented by such Series A-2 common registered shares with no par value as the General Meeting of Shareholders orders the issuance of."

"**II.2** It is evidenced that on the date of the present Meeting there is a total of 24,750,000 Series A-1 shares in the Company's Treasury, for their re-placement pursuant to the terms of Article 14 Sub 3.I of the Stock Market law.

III. Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard. With respect to point III of the Order of the Day, and after the deliberation corresponding to the matter to which it is related, the Meeting unanimously adopted the following:

RESOLUTIONS

"**III.1** It is resolved to name as delegates of this Meeting Carlos Slim Domit, Esq.; Humberto Gutiérrez-Olvera Zubizarreta, C.P.A.; Eduardo Valdés Acra, Esq.; Quintín H. Botas Hernández, C.P.A.; Sergio F. Medina Noriega, Esq.; Alejandro Archundia Becerra, Esq.; and Laura Montes Bracchini, Esq."

"**III.2** The named delegates shall have the broadest authorities, as necessary or convenient, to:

"**a)** Appear before a Notary Public of their choice, to notarize the present minutes in whole or in part, in one or several instruments, and so that they or such person or persons as they designate, may process such registrations in the Public Commercial Registry as are appropriate;

"**b)** Appear before a Notary Public of their choice in order to legally formalize the divested company, notarize its corporate bylaws to that end, grant transitional and supplementary stipulations to the divested company's articles of incorporation, and to execute any other additional stipulations or clauses as are necessary or convenient with respect to the establishment of the divested company, and to perform all acts, of any nature, which are required or appropriate in relation to the foregoing;

"**c)** To make such modifications, changes, additions and adjustments as they deem necessary or convenient for the present minutes;

"**d)** Prepare and publish such notification or notifications as they deem appropriate with respect to the resolutions adopted by the Meeting;

"**e)** To issue certificates of these minutes, of any of the parts and appendices hereof; and

"**f)** To perform any acts or actions which are required for the resolutions of the Meeting to be duly and fully executed and formalized.

In exercise of their authorities any of the designated Delegates may individually act indistinctly.

There being no other matter to deal with, the minutes of the Meeting were read and submitted for the consideration of shareholders, who unanimously proceeded to approve them in the present terms, and the meeting was adjourned at 14:00 hours, it being evidenced that the shareholders or their representatives, as the case may be, were present from the start to the end thereof. Signed by the Chairman, the Secretary and the Shareholders Representative, pursuant to the stipulations of Article Nineteenth of the corporate bylaws, and for all appropriate effects.

Chairman

Carlos Slim Domit, Esq.

Secretary

Sergio F. Medina Noriega

Shareholders Representative

Walter Fraschetto Valdés, C.P.A.

EXHIBIT E

Financial Statements of Grupo Carso as of and for the year ended December 31, 2000 made available to shareholders as of November 21, 2001

EXHIBIT F

Pro forma balance sheets of Grupo Carso and U.S. Commercial Corp. dated as of June 30, 2001

Translation of a pro forma financial statem

Grupo Carso, S.A. de C.V.

02 FEB -8 AM 8:49

Pro forma balance sheet as of June 30, 2001
Expressed in thousands of Mexican pesos with purchasing power as of that date

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Current assets:			
Cash and marketable securities	$ 2,264,162	$ 1,363,500	$ 900,662
Accounts receivable	197,936	-	197,936
Total current assets	2,462,098	1,363,500	1,098,598
Investment in shares of subsidiaries and associated companies	24,483,866	3,790,080	20,693,786
Equipment, net	1,496	-	1,496
Other assets, net	289,805	-	289,805
Goodwill, net	74,541	-	74,541
	$ 27,311,806	$ 5,153,580	$ 22,158,226
Liabilities and stockholders' equity			
Current liabilities:			
Financial debt	$ 1,936,822	$ -	$ 1,936,822
Accounts payable and accrued liabilities	29,638	3,249	26,389
Total current liabilities	1,966,460	3,249	1,963,211
Deferred income taxes	1,435,103	-	1,435,103
Total liabilities	3,401,563	3,249	3,398,314
Stockholders' equity:			
Paid-in capital-			
Capital stock	1,360,291	340,073	1,020,218
Restatement of capital stock	5,479,465	1,369,866	4,109,599
Additional paid-in capital	2,461,170	615,293	1,845,877
	9,300,926	2,325,232	6,975,694
Other capital-			
Reserve for repurchase of own shares	2,822,064	705,516	2,116,548
Retained earnings	41,790,149	2,119,583	39,670,566
Cumulative effect of deferred income taxes	(6,204,576)	-	(6,204,576)
Cumulative effect of restatement	(25,100,694)	-	(25,100,694)
Net result for the period	1,302,374	-	1,302,374
Total stockholders' equity	23,910,243	5,150,331	18,759,912
	$ 27,311,806	$ 5,153,580	$ 22,158,226

The accompanying notes are an integral part of this pro forma balance sheet.

Expressed in thousands of Mexican pesos with purchasing power as of that date

1 Explanation added for translation into English:

The accompanying pro forma financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the companies that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2 Activities of the Company:

Grupo Carso, S.A. de C.V. (CARSO or the Company) is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; operation of retail stores of personal computers, department stores, carrying gifts, music items, restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and distribution of copper and copper alloy by-products; manufacturing and distribution of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of electric cables; manufacturing and distribution of ceramic tiles; and the leasing and management of commercial real estate "malls".

The Company is managed by Servicios Administrativos Lava, S.A. de C.V. (affiliated company). Therefore, it has no employees and consequently, it is not subject to employee profit sharing and has no employee benefit obligations.

3 Restructuring:

The Company carried out a corporate restructuring, as follows:

(a) In January 2001, the following subsidiaries of Industrias Nacobre, S. A. de C. V.: Nacional de Cobre, S. A. de C. V., Cobrecel, S. A. de C. V., Conexiones Nacobre, S. A. de C. V., Mefusa, S. A. de C. V., Conectores Nacobre, S. A. de C. V. and Fundidora Nacobre, S. A. de C. V. (merged companies) merged with Cupro San Luis, S. A. de C. V. (merging company). In March 2001, Cupro San Luis, S. A. de C. V. changed its corporate name to Nacional de Cobre, S. A. de C. V. In April 2001, the following subsidiary of Grupo Calinda, S. A. de C. V.: Hotel Internacional, S. A. de C. V. (merged company) merged with Castilleja, S. A. DE C. V. (merging company).

(b) In April 2001, Grupo Condumex, S.A. de C.V. acquired 70% of the shares representing the capital stock of KB/TEL Telecomunicaciones, S.A. de C.V., which is engaged in the transmission of communications through wide band. Derived from this operation, a negative goodwill of $14,666 was recorded.

As a result of the transactions mentioned above, the following are the subsidiaries over which the Company has control:

	Ownership %		
Company	Direct	Indirect	Total
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries (Cantabria)	99.99	0.01	100.00
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00	-	100.00
Servicios Administrativos Lava, S.A. de C.V. (Lava)	99.99	0.01	100.00

Expressed in thousands of Mexican pesos with purchasing power as of that date

Company	Ownership %		
	Direct	Indirect	Total
Proveedora Inbursa, S.A. de C.V. (Proveedora)	90.00	-	90.00
Consorcio Bosques, S.A. de C.V. and Subsidiaries (Consorcio)	61.85	-	61.85
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.47	0.25	79.72
Tenedora U.S., S.A. de C.V.	79.47	0.25	79.72
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	89.39	9.44	98.83
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54	-	99.54
Servicios Corporativos Cigatam, S.A. de C.V. (Cigatam)	50.00	-	50.00
Corporación Industrial Llantera, S.A. de C.V. (Corporación)	100.00	-	100.00
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89	-	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93	-	99.93
Grupo Industrial Carso, S.A. de C.V. (Industrial)	99.99	0.01	100.00
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary	-	50.01	50.01
Carso, LLC	100.00	-	100.00
Artes Gráficas Unidas, S.A. de C.V.	-	68.19	68.19
Galas de México, S.A. de C.V.	-	80.51	80.51
Promotora Galas, S.A. de C.V.	-	80.51	80.51
Grupo Convertidor Industrial, S.A. de C.V.	-	80.55	80.55
PC Construcciones, S.A. de C.V.	-	76.00	76.00
Eficorp, S.A. de C.V.	90.00	-	90.00

4 Significant accounting policies:

The financial statements were prepared in conformity with accounting principles generally accepted (GAAP) in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the Company adopted the regulations of revised Bulletin C-2, "Financial Instruments". This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial instruments contracted be recorded as assets and liabilities, thus affecting the comprehensive result of financing. The financial instruments that have been designated and effectively function as a hedging of assets or liabilities or future transactions will affect the assets or liabilities or the corresponding transactions when they are realized, settled or occur, respectively.

(b) Recognition of the effects of inflation in the financial information-

The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation.
In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of period end, the procedures are as follows:

– *Balance sheet:*

Equipment is originally recorded at its acquisition and/or construction cost and is restated using factors derived from the National Consumer Price Index (NCPI).

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The investment in subsidiaries and associated companies is recorded under the equity method, based on the audited financial statements of the subsidiaries and associated companies, restated on the same basis as those of CARSO.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date generated.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Costs, expenses and revenues that are associated with a nonmonetary item are restated based on the value of the corresponding assets and liabilities.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated at period end with the corresponding factor.

(c) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short term variable-rate and debt investment funds shares valued at market (cost plus accrued interest).

Expressed in thousands of Mexican pesos with purchasing power as of that date

(d) Investment in subsidiaries and associated companies -

The main investment in subsidiaries and associated companies is as follows:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Inmuebles Cantabria, S.A. de C.V.	$ 2,277,992	$ -	$ 2,277,992
Servicios Administrativos Lava, S.A. de C.V.	4,628	-	4,628
Proveedora Inbursa, S.A. de C.V.	4,530	-	4,530
Grupo Sanborns, S.A. de C.V.	3,088,649	-	3,088,649
Tenedora, U.S., S.A. de C.V.	3,790,080	3,790,080	-
Corporación Industrial Llantera, S.A. de C.V.	1,344,957	-	1,344,957
Empresas Frisco, S.A. de C.V.	529,249	-	529,249
Porcelanite, S.A. de C.V.	1,639,044	-	1,639,044
Servicios Corporativos Cigatam, S.A. de C.V.	12,380	-	12,380
Industrias Nacobre, S.A. de C.V.	3,654,227	-	3,654,227
Grupo Condumex, S.A. de C.V.	6,106,289	-	6,106,289
Grupo Calinda, S.A. de C.V.	728,571	-	728,571
Carso, LLC	332,211	-	332,211
Grupo Industrial Carso, S.A. de C.V.	33	-	33
Consorcio Bosques, S.A. de C.V.	651,075	-	651,075
Eficorp, S.A. de C.V.	3,101	-	3,101
Philip Morris México, S.A. de C.V.	221,751	-	221,751
Organización Recuperadora de Cartera, S.A. de C.V.	95,099	-	95,099
	$ 24,483,866	$ 3,790,080	$ 20,693,786

The amount to spin off represents 79.46847% of $4,769,288 of the investment made in the new spun-off company (Tenedora, U.S., S. A. de C. V.) of Grupo Sanborns, S. A. de C. V.

The investments in companies in which the Company exercises control and owns more than 10% of the equity are recognized under the equity method using the restated figures of the subsidiaries' shareholders' equity.

The equity in results and the changes in equity of the subsidiaries that were acquired or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at period end.

(e) Investment in shares of associated companies-

They represent 49.99% of the shares acquired of Philip Morris México, S.A. de C.V. and 10.00% of the shares of Organización Recuperadora de Cartera, S. A. de C. V., which have been recorded under the equity method.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(f) Goodwill and negative goodwill from the acquisition of subsidiaries-

Goodwill resulting from acquisitions made by the Company at prices greater than the restated book value of the related subsidiary will be amortized over 10 years, the term over which management estimated that additional benefits will be generated from the investment. The negative goodwill resulting from acquisitions made by the Company at an amount lower than restated book value of the related subsidiary will be amortized over a period of 5 years. As of June 30, 2001, goodwill was represented mainly by the acquisition of shares of Condumex, S.A. de C.V. The amortized amount of goodwill at June 2001 amounted to $55,902.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired. As of June 30, 2001, the amortization of goodwill amounted to $5,606.

The amortization of goodwill and negative goodwill is based on restated values.

(g) Income taxes-

At June 30, 2001, the Company recorded a net long-term deferred income tax liability, based on the cumulative effect of the temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as an a long-term liability.

(h) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

The foreign currency hedging purchase-sale contracts are recorded at the exchange rate agreed-upon as an asset or liability in the balance sheet, recognizing in results the difference between the agreed-upon exchange rate (in the case of foreign currency futures contracts) or the exchange rate at the date of the contract (in the case of hedging contracts) and that quoted in the market as of the close of June 2001, which is included as part of the exchange gain or loss. The premium and the cost of hedging contracts are amortized over the term of the contracts.

(i) Option transactions-

Premiums paid or earned on put or call options are amortized on the date of expiration, net of the related gain or loss if settled in cash, and the resulting amount is recorded in other expenses. If the transaction is settled in kind, the premiums earned or paid become part of the acquisition cost of the underlying shares.

(j) **Comprehensive income-**

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in the statement of changes in stockholders' equity, such as the restatement and translation effect for the year.

5 New accounting principle:

In 2001, new Bulletin C-2, "Financial Instruments", will become effective, which establishes the methodology for the valuation and recording of financial instruments. This bulletin requires that the effects of certain derivative financial instruments contracted be recorded as assets or liabilities affecting the comprehensive financing result. Those certain derivative financial instruments that have been designated and that function effectively as a hedge of assets or liabilities or future transactions will affect the assets when they are realized, the liabilities when they are settled and the transactions as they occur.

At December 31, 2000, the cumulated effect of the financial instrument valuation (see Note 15) recorded in the financial statements represents a net liability of $23,320, with a corresponding charge to results of the same amount. The effect not recorded at this date is not significant.

6 Foreign currency transactions and position:

At June 30, 2001, the Company had assets and liabilities denominated in U.S. dollars, valued at the $9.09 peso/dollar exchange rate, as follows:

	Thousands of U.S. Dollars
Current assets	234,620
Current liabilities	(10,500)
Net foreign currency denominated assets	224,120
Equivalent in thousands of Mexican pesos	$ 2,037,251

The Company had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars
Other income	2,145
Other expenses	(911)
Net	(1,234)
Equivalent in thousands of Mexican pesos	$ (12,027)

Expressed in thousands of Mexican pesos with purchasing power as of that date

At August 31, 2001, the unaudited foreign currency position was similar to that as of June 30, 2001 and the exchange rate was 9.1438 Mexican pesos per U.S. dollar.

7 Cash and marketable securities:

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Cash	$ 1,340,966	$ 1,340,000	$ 966
Marketable securities	923,196	23,500	899,696
	$ 2,264,162	$ 1,363,500	$ 900,662

The cash to be spun off is equivalent to US$150 million and includes US$147.5 million with restricted availability. In this regard, CARSO considers that this amount will be released within 4 months when credit lines are obtained.

8 Accounts receivable and payable:

Receivable-	
Sundry debtors	$ 1,113
Recoverable taxes	174,408
Related parties	22,415
	$ 197,936

	CARSO before the Spinoff	U.S. Commercial Corporation, S.A. de C.V. (Spun-off)	CARSO after the Spinoff
Payable-			
Taxes payable	$ 1,987	$ -	$ 1,987
Interest payable	927	-	927
Servicios Administrativos Lava, S.A. de C.V.	3,249	3,249	-
Accrued liabilities	23,475	-	23,475
	$ 29,638	$ 3,249	$ 26,389

Expressed in thousands of Mexican pesos with purchasing power as of that date

9 Equipment:

Furniture and equipment	$	1,097
Furniture and fixtures		114
Computer equipment		1,983
		3,194
Less- Accumulated depreciation		(1,698)
	$	1,496

The average annual depreciation rates are as follows:

	%
Furniture and equipment	9.54
Furniture and fixtures	7.44
Computer equipment	23.78

10 Related-party transactions and balances:

The Company had the following significant transactions with related parties:

Revenues-		
Services	$	118,625
Interest	$	20,156
Expenses-		
Services received	$	12,293
Interest	$	15,715

Net balances receivable from related parties are as follows:

Servicios Industriales Nacobre, S. A. de C. V.	$	5,520
Cigarros la Tabacalera Mexicana, S.A. de C.V.		2,358
Servicios Condumex, S.A. de C.V.		9,775
Philip Morris de México, S.A. de C.V.		2,358
Galas de México, S. A. de C. V.		322
Artes Gráficas Unidas, S. A. de C. V.		242
Porcelanite, S. A. de C. V. and Subsidiaries		1,840
	$	22,415

Expressed in thousands of Mexican pesos with purchasing power as of that date

11 Tax environment:

Income and asset tax regulations-

The Company is subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. The current income tax rate is 35% on taxable income, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following 10 years.

CUFIN, CUFINER AND CUCA-

At June 30, 2001, the net taxable income account (CUFIN), the reinvested net taxable income account (CUFINER) and the price-level adjusted paid-in capital account (CUCA) of Grupo Carso, S. A. de C. V. amount to $12,663,278, $1,627,910 and $6,847,868, respectively. The CUFIN and the CUCA will spin off in the proportion that the capital stock is divided and the CUFINER will not spin off.

The Company has authorization from the Secretariat of Finance and Public Credit (SHCP) to file consolidated income and asset tax returns.

Book and taxable income-

The provision for income taxes is determined based on the amount payable according to the taxable income and the main difference between book and taxable income is represented by dividends on short-term investments in shares collected in cash.

The benefit from the consolidation of income taxes originates because certain subsidiaries had tax losses, which generates that consolidated current income taxes are lower than the sum of those of the subsidiaries that had taxable income.

Deferred taxes-

The items comprising the deferred tax liability as of June 30, 2001 are as follows:

Investment in shares	$	138,174
Prior years' tax loss carryforwards of subsidiaries		1,264,454
Asset taxes paid by controlled companies		57,511
Other		(25,036)
Deferred income tax	$	1,435,103

Expressed in thousands of Mexican pesos with purchasing power as of that date

12 Stockholders' equity:

At June 30, 2001, the authorized capital stock subscribed and paid is $1,398,109 at nominal value, represented by 915,000,000 common shares with no par value, of which 24,750,000 shares have been reacquired by the Company, leaving a total of 890,250,000 outstanding shares and capital stock of $1,360,291.

Series A1 shares represent the minimum fixed capital, while Series A2 shares correspond to variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum fixed capital. Shares may only be owned by Mexican citizens or Mexican companies that have a foreigner exclusion clause.

As of June 30, 2001, the nominal reserve for the repurchase of the Company's own shares amounted to $2,400,000. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 7.1525% of capital stock.

Dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $12,663,278 as of June 30, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

As of June 30, 2001 the nominal amount of CARSO's legal reserve was $381,635, and was included under retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

13 Other income, net:

Tax benefit of prior year	$	33,122
Services received		(39,101)
Other, net		15,662
	$	9,683

14 Contingencies:

(a) On April 2, 1997, CARSO acquired a 60% equity interest in Sears México, owned by Sears USA, through an agreement whereby Sears USA is entitled to require at any time through April 2, 2002 that CARSO acquire all or a portion of the remaining 15% of the Sears México shares it still owns. The purchase price of the shares would be the same price CARSO paid according to this agreement, plus 8% annual interest, to accrue from April 2, 1997 through the date on which the option is exercised. If Sears USA decides to exercise its right to sell the entire 15% of its equity share in Sears México to CARSO, the purchase price would be approximately US$25.75 million, plus interest calculated according to the procedure already mentioned.

Expressed in thousands of Mexican pesos with purchasing power as of that date

(b) In early 2000, a lawsuit was filed against CompUSA (subsidiary of the Company) and certain other defendants, including the Company and James Halpin, the former Chief Executive Officer of CompUSA, on behalf of COC Services, Ltd. alleging, among other things, breach of contract, tortuous interference and conspiracy. The jury trial for this case began on January 16, 2001, and concluded on February 8, 2001, with a jury verdict against CompUSA and all of the other defendants, against CompUSA for US$90,000,000 in actual damages and for US$94,500,000 in exemplary damages, against Halpin for US$175,000,000 in exemplary damages and against the remaining defendants for US$94,500,000 in exemplary damages. No issues of indemnification regarding Halpin have been determined. On March 15, 2001 CompUSA filed a motion with the trial court for judgment notwithstanding the verdict. On May 18, 2001, the judge of the court of the state district in Dallas, Texas, reduced the amount of the damage from US$454 million to US$121.5, that is a reduction of 73% in the first stage (US$333 million) regarding the ruling against Grupo Carso, Grupo Sanborns, Carlos Slim, CompUSA and its former CEO, James Halpin. Even though the reduction was significant, it is planned to continue exercising all the legal actions with regard to all the necessary proceedings to obtain exoneration from the accusations that are pending.

15 Financial Instruments:

From January to June 2001, CARSO carried out different transactions with derivative instruments, which are summarized below, as temporary substitutes of cash transactions or to cover risk exposures (foreign currency hedging contracts), and to profit from favorable market conditions for future purchases of shares at a more attractive price (option transactions). The transactions are summarized as follows:

(a) Foreign currency transaction hedging contract:

An interest rate swap for US$500,000,000 was entered into on July 9, 1997 to convert variable rate debt to fixed rate debt, expiring on August 22, 2002. The reference floating rate used is the six-month USD-LIBOR-BBA, payments are made on a semiannual basis. The swap amount will be gradually adjusted starting in 2000, as the related debt is amortized.

(b) Option transactions:

CARSO entered into put and call option security transactions covering shares of various companies listed on the US stock markets.

Option transactions may be settled upon prior agreement of the parties involved, either in cash or in kind. Payment of the spread between the exercise and market prices will be made, or the underlying securities will be delivered at the exercise price against delivery of their equivalent in US dollars.

The amount of the net premium paid is $48,301.

(c) Forwards-

CARSO management has decided to hedge its risk of exposure to variations in the exchange rate between the Mexican peso and the U.S dollar, related to its U.S. dollar denominated liabilities by contracting the following exchange rate forwards, as follows:

Expressed in thousands of Mexican pesos with purchasing power as of that date

Maturity	Kind of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivable	Forward Contract Payable	Net Position
September 19, 2001	Buy	10.2039	50,000,000	$ 454,500	$ 510,197	$ (55,697)
September 19, 2001	Buy	9.2690	30,000,000	272,700	278,070	(5,370)
September 19, 2001	Buy	9.2659	60,000,000	545,400	555,954	(10,554)
				$ 1,272,600	$ 1,344,221	$ (71,621)

16 Complementary note:

In order to have complete information on Grupo Carso, S. A. de C. V. and its subsidiaries at June 30, 2001, separate consolidated financial statements have been prepared. The following is a summary of the consolidated information at that date, assuming that the spinoff had been carried out on January 1, 2001:

	Consolidated Grupo Carso before the Spinoff	U. S. Commercial Corporation, S.A. de C.V. (Spun-off)	Consolidated Grupo Carso after Spinoff
Total assets	$ 82,342,481	$ 17,965,466	$ 64,377,015
Total liabilities	$ 49,267,012	$ 8,078,076	$ 41,188,936
Net sales	$ 44,091,620	$ 19,457,345	$ 24,634,275
Operating income (loss)	$ 3,541,296	$ (294,198)	$ 3,835,494

EXHIBIT H

Announcement, published on September 3, 2001, of the resolutions adopted at the September 3, 2001 meeting of the Board of Directors of Grupo Carso proposing the commencement of the Spin-off.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF GRUPO CARSO, S.A. DE C.V., HELD ON SEPTEMBER 3, 2001

In Mexico City, Federal District, at 14:00 hours on September 3, 2001, in the building located at Av. Paseo de las Palmas No. 740, Col. Lomas de Chapultepec, the following Directors met in order to hold a meeting of the Board of Directors of GRUPO CARSO, S.A. DE C.V., of which all members of the Board of Directors and the Company's Shareholders Representatives were duly notified: Mr. Carlos Slim Helú; Carlos Slim Domit, Esq.; Mr. Antonio Cosía Ariño: Mr. Jaime Chico Pardo; Mr. Claudio X. González Laporte; Rafael Moisés Kalach Mizrahi, C.P.A.; José Kuri Harfush, Esq.; Agustín Santamarina Vázquez, Esq.; Patrick Slim Domit, Esq.; Alejandro Aboumrad Gabriel, Esq.; Mr. Maximiliano Becker Arreola; Arturo Elías Ayub, Esq.; Humberto Gutiérrez Olvera Z., C.P.A..; Carlos Hajj Aboumrad, Esq.; Daniel Hajj Aboumrad, Esq.; Mr. Alfonso Salem Slim; Marco Antonio Slim Domit, Esq. and Eduardo Valdés Acra, Esq. Also present were Walter Fraschetto Valdés, C.P.A., acting Alternate Shareholders Representative in this meeting, and Sergio F. Medina Noriega, Esq., Secretary of the Board of Directors.

Mr. Carlos Slim Domit chaired the meeting and Sergio F. Medina Noriega, Esq., acted as Secretary, in their respective capacities as Chairman and Secretary of the Board of Directors.

The legal and bylaw requirements to hold this meeting having been met and the existence of the quorum required for it to be held having been proved, the Chairman declared the meeting legal, in which the items to be dealt with are contained in the following Order of the Day, which was unanimously approved by the Directors present:

ORDER OF THE DAY

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.

II. FINANCIAL STATEMENTS AT JULY 31, 2001. RESOLUTIONS IN THIS REGARD.

III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.

IV. VARIOUS MATTERS.

IV.1 PROCESS TO SEPARATE COMPUSA'S STOCK.

IV.2 DESIGNATION OF SPECIAL DELEGATES. RESOLUTIONS IN THIS REGARD.

Thereafter, the points of the Order of the Day were dealt with as follows:

I. APPROVAL OF THE MINUTES OF THE PRIOR MEETING. RESOLUTIONS IN THIS REGARD.

When dealing with point I of the Order of the Day, the Directors decided to approve the text of the minutes prepared based on the meeting of the Board of Directors held on August 6, 2001, under the terms of the copy thereof that was distributed to them prior to the date of the present meeting.

II. FINANCIAL STATEMENTS AT JULY 31, 2001. RESOLUTIONS IN THIS REGARD.

Now dealing with point II of the Order of the Day, the consolidated and unconsolidated financial statements of GRUPO CARSO, S.A. DE C.V. at July 31, 2001 were presented to the Board of Directors, comprised of the statements of financial position, of results and of changes to the financial position, which include:

a) An analysis of available assets.
b) The summary of important data from subsidiaries, which includes sales figures from June 2001.
c) The consolidated statement of investments in securities.

A copy of those documents is added to the file of these minutes.

Matters related to the preliminary comparative sales figures for August 2001 and net debt were also dealt with.

The Directors took due note of the information that was presented to them when discussing this point of the Order of the Day; they commented on data relevant thereto, and they proceeded to approve, unanimously, the financial statements in reference.

III. REPORT ON THE PROGRESS OF THE HOLDING COMPANY AND ITS SUBSIDIARY COMPANIES. RESOLUTIONS IN THIS REGARD.

When discussing point III of the Order of the Day, important matters on the progress of the Company were explained and, thereafter, matters related to the results and operations of the Group's subsidiary companies were dealt with, and the following was noted:

With respect to Grupo Condumex, S.A. de C.V., the status of its sales in the automotive and transformer sectors and the special attention that is being given to the electronic sector. With respect to Industrias Nacobre, S.A. de C.V. and Grupo Aluminio, S.A. de C.V., export sales and the increased value added that they are attempting to give to aluminum products. With respect to Empresas Frisco, S.A. de C.V., the measures that will be taken to face the situation that this subsidiary is going through. With respect to Cigarros La Tabacalera Mexicana, S.A. de C.V., the increase achieved in sales and the condition the equipment acquired for its expansion is in. With respect to Grupo Sanborns, S.A. de C.V., the start of a procedure to separate CompUSA's stock, which was approved by the Board of Directors of that subsidiary in the meeting held on that same date, under the terms which were herein stated to the Directors. Finally, with respect to the hotel area, the information on the status of the hotel sale project.

IV. VARIOUS MATTERS.

With respect to point IV of the Order of the Day, the Directors proceeded to deal with the following matters:

IV.1 PROCESS TO SEPARATE COMPUSA'S STOCK. With respect to this matter, the Board of Directors unanimously approved the start of a process to separate all the stock issued by CompUSA, Inc., which is indirectly held by Grupo Sanborns, S.A. de C.V., representing 51% of CompUSA's share capital, to create, at the end of the process, a new publicly traded holding company for that stock, all subject to the approval of the companies' General Meetings of Shareholders, as well as from the corresponding authorities, and under the following general guidelines: i) the steps which will be taken to implement the corporate restructuring will fundamentally consist of: (a) a divestiture from Grupo Sanborns, S.A. de C.V. to create a new indirect holding company for the 51% of CompUSA's stock; (b) the subsequent divestiture from Grupo Carso, S.A. de C.V., to create a new holding company for the stock of the company resulting from the aforementioned divestitures. ii) Thus, at the end of the process shareholders of Grupo Carso and of Grupo Sanborns would receive shares in a new company, without liabilities, whose capital would consist fundamentally of indirect control of 51% of CompUSA's stock, plus the equivalent in national currency of $200 million US dollars in cash, which is planned to be traded on the stock market in Mexico independently from GCarso and GSanborns stock.

Finally it was indicated that the principal objectives will be to contribute to achieving greater operating and financial efficiency on the part of the companies involved in the process, and that the purpose of the divested company which at the end of the process will control CompUSA will be to operate and invest in businesses in the U.S. commercial sector, which holding company will be strengthened by being divested without liabilities and with the aforementioned cash, to develop and support its operations. For its part, CompUSA will continue to focus on its principal business of retail sales of technology products, services and solutions through its chain of stores in the U.S.

IV.2 DESIGNATION OF SPECIAL DELEGATES. With respect to this matter the Board of Directors unanimously decided to designate as Special Delegates Carlos Slim Domit, Esq.; Humberto Gutiérrez Olvera Z., C.P.A.; Quintin Botas Hernández, C.P.A.; Sergio F. Medina Noriega, Esq.; Alejandro Archundia Becerra, Esq. and Laura Montes Bracchini, Esq., who will have the broadest authorities so that they may, as necessary or convenient: a) Appear before a Notary Public of their selection to notarize the present minutes in whole or in part and so that they or such person or persons as they name may make such recordings in the Public Commercial Registry as are appropriate; b) Issue certifications of these minutes or of any of their parts. In exercise of their authorities any of the Delegates named may indistinctly act, individually.

In virtue of the fact that the Directors state that they have no other matters to deal with, the meeting was adjourned. Signed by the Chairman and the Shareholders Representative, pursuant to the stipulations of the last paragraph of Article Twenty-Eighth of the corporate bylaws, for all appropriate effects.

Chairman	Secretary
Carlos Slim Domit, Esq.	Sergio F. Medina Noriega, Esq.

Shareholders Representative

Walter Fraschetto Valdés, C.P.A.

EXHIBIT I

Announcement, published on November 5, 2001, of the date and location of the November 21, 2001 Extraordinary Shareholders' Meeting of Grupo Carso. The primary purpose of the meeting was to approve the Spin-off.

Grupo Carso, S.A. de C.V.
NOTICE
SPECIAL GENERAL MEETING OF SHAREHOLDERS

By resolution of the Board of Directors of Grupo Carso, S.A. de C.V., shareholders of the Company are notified of a Special General Meeting of Shareholders, which will be held on November 21, 2001 at 13:30 hours in the building located at Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec, Mexico 11000, Federal District, to treat the matters contained in the following:

ORDER OF THE DAY

I. If the Grupo Sanborns, S.A. de C.V. divestiture proposal is approved in the Special General Meeting of Shareholders of that Company which will be held prior to the present Meeting: Presentation and, if appropriate, approval of a proposal to perform, in turn, a divestiture from Grupo Carso, S.A. de C.V., as divesting company, based on the terms of the stipulations of Article 228 Sub of the General Commercial Companies law, from which, without extinguishing the divesting company, would result a newly created divested company, which will preferably be called U.S. Commercial Corp., S.A. de C.V., and approval of the bases of the divestiture, the stock transactions related to the exchange derived from the divestiture, the financial statements and all other acts and documents necessary or convenient therefor. Resolutions in this regard.

II. If appropriate, modification of Article Sixth of the Corporate Bylaws with respect to the share capital, based on the divestiture from the Company. Resolutions in this regard.

III. Designation of delegates to formalize and implement the Meeting's resolutions. Resolutions in this regard.

Shareholders, to have a right to attend the Meeting and, if appropriate, to vote in the meeting, must obtain their respective admission tickets by no later than November 18, 2001, against deposit of their share certificates or delivery of deposit receipts issued by a domestic or foreign financial institution or other legal persons as indicated by law. In the case of shares deposited with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, admission tickets shall be issued against delivery of the vouchers and the supplementary lists stipulated by Article 78 of the Stock Market Law.

From the time of publication of the Notification Document, the information and documents related to each one of the points established in the Order of the Day shall be available to shareholders immediately and free of charge; likewise, the report on the divestiture is available at the website of Bolsa Mexicana de Valores, S.A. de C.V., www.bmv.com.mx. Shareholders may be represented by a proxy named though an uncertified proxy letter, under the terms stipulated in

Article Eighteenth of the Company's corporate bylaws. Persons who attend in behalf of shareholders may prove their legal agency through a power of attorney granted on the forms prepared by the issuer, which shall be available to stock brokers who prove they are the agents of the shareholders thereof, within the time frame stipulated in Article 179 of the General Commercial Companies Law.

Admission tickets, information, documents and forms cited in the preceding paragraph shall be available to shareholders or their representatives at Miguel de Saavedra No. 285, first floor, corner of Moliére, Colonia Ampliación Granada, Delegación Miguel Hidalgo, Mexico, F.D. (telephone 53.28.58.30) during business hours on business days.

Mexico, F.D. on November 2, 2001
Signature
Sergio Medina Noriega, Esq.
Secretary of the Board of Directors

EXHIBIT J

Announcement, published on November 27, 2001, of the resolutions adopted at the November 21, 2001 Extraordinary Shareholders' Meeting of Grupo Carso approving the Spin-off.

02 FEB -8 AM 8:49

Grupo Carso, S.A. de C.V.
NOTICE OF DIVESTITURE

The special general meeting of shareholders of Grupo Carso, S.A. de C.V. held on November 21, 2001 at 13:30 hours approved, based on Article 228 Sub of the General Commercial Companies Law, a divestiture from Grupo Carso, S.A. de C.V., as divesting company which, without extinguishing, will contribute *en bloc* part of its assets, liabilities and capital to the shareholders of a new divested company which will result from the divestiture and will be called U.S. Commercial Corp., S.A. de C.V.; all subject to and conditioned on the performance of the corresponding acts and obtainment of the corresponding authorizations. The divestiture shall be performed pursuant to the following stipulations:

I. The divestiture shall take place based on the audited financial statements of Grupo Carso, S.A. de C.V. at December 31, 2000, as well as the pro-forma general Balance Sheet at June 30, 2001 and its attached notes which form an integral part thereof, considering the effects of the divestiture. The summary of the pro-forma general Balance Sheet in reference, which is deemed herein reproduced as if inserted textually, is as follows: Figures for Grupo Carso, S.A. de C.V., prior to the divestiture (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $27,311,806 National Currency; Liabilities $3,401,563 National Currency; and Shareholders' Equity $23,910,243 National Currency; figures for U.S. Commercial Corp., S.A. de C.V., assuming the divestiture had taken place on June 30, 2001: (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $5,153,580 National Currency; Liabilities $3,249 National Currency; and Shareholders' Equity $5,150,331 National Currency; figures for Grupo Carso, S.A. de C.V. after the divestiture, (amounts in thousands of pesos with purchasing power at June 30, 2001): Assets $22,158,226 National Currency; Liabilities $3,398,314 National Currency; and Shareholders' Equity $18,759,912 National Currency.

The pro-forma general Balance Sheet figures will be corrected and adjusted, as appropriate, to such amounts as are shown on the date the divestiture occurs.

II. As a result of the divestiture part of the assets, liabilities and shareholders' equity of Grupo Carso, S.A. de C.V. in its capacity as divesting company, shall be contributed *en bloc* to U.S. Commercial Corp., S.A. de C.V. at the time the latter is established, in the manner and under the terms indicated below:

(i) Part of the assets in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,153,580 National Currency, assuming that the divestiture had occurred on June 30, 2001. In this regard the following shall be transferred to such divested company: a) the rights to ownership and all other rights on all the shares belonging to Grupo Carso, S.A. de C.V. in the share capital of Tenedora U.S., S.A. de C.V. which, in turn, shall indirectly be the holder of 51% of the shares representing the share capital of CompUSA, Inc.; the foregoing conditioned on the company resulting from the divestiture from Grupo Sanborns, S.A. de C.V. which was approved prior to the present Meeting, that is Tenedora U.S., S.A. de C.V., being established; and b) a cash amount equivalent to an amount on the order of 150 million dollars.

(ii) Part of shareholders' liabilities in the amount of (thousands of pesos with purchasing power at June 30, 2001) $3,249 National Currency, corresponding to: "Accounts payable and accumulated liabilities."

(iii) Part of shareholders' equity in the amount of (thousands of pesos with purchasing power at June 30, 2001) $5,150,331 National Currency, corresponding to the following items:

"Paid-In Share Capital," "Correction of Paid-In Share Capital," "Premium Over Par," "Reserve for Repurchase of Own Shares" and "Retained Earnings."

The asset, liability and shareholders' equity figures will be transferred to the divested company, corrected and adjusted, as the case may be, to the amounts effectively shown on the date on which the corresponding transfer takes place.

III. Grupo Carso, S.A. de C.V. will continue to operate under its current name, purpose and regulatory scheme, and such modifications to Article Sixth as Meeting resolved. When the *en bloc* contribution which the divesting company shall make to the divested company as a result of the divestiture is made, the minimum fixed capital of Grupo Carso, S.A. de C.V., which at the appropriate time will be added to its corporate bylaws, shall be $1,058,035,525.30 National Currency, and will continue to be represented by the aforementioned 915,000,000 shares. The minimum fixed capital with which U.S. Commercial Corp., S.A. de C.V. shall be established shall be $340,073,000.00 National Currency, shall be fully paid in, and shall be represented by 915,000,000 Series "B-1" common registered shares with no par value, fully subscribed and paid-in, of which, when established, the divested company shall have a total of 24,750,000 Series B-1 Treasury shares, for placement thereof under the terms of Article 14 Sub 3.I of the Stock Market Law, or for such other purposes as determined by the Board of Directors of such Company.

IV. The divested company shall be the universal cause holder of the estate which the divesting company shall contribute to it *en bloc*. The divested company shall exclusively assume such obligations as are transferred to it in virtue of the divestiture. If the divested company does not comply with any of the obligations assumed by it in virtue of the divestiture, to the extent possible the stipulations of paragraph d) of Article 228 Sub of the General Commercial Companies Law shall be followed.

V. The draft corporate bylaws which shall govern U.S. Commercial Corp., S.A. de C.V. are as contained in the appendix of the aforementioned meeting of shareholders to form part thereof.

VI. Each of the shareholders of the divesting company shall initially have a proportion of the share capital of the divested company, equal to that of which it is owner in the divesting company.

When the stock transactions approved by the meeting related to the exchange derived from the divestiture occur, in the end the shareholders shall have a right to have delivered to them in exchange for each share of the divesting company which they hold: a) one Series "A-1" common registered share with no par value, fully paid in, with No. 8 and subsequent coupons, corresponding to the paid-in share capital which Grupo Carso, S.A. de C.V. shall have when its divestiture occurs; and b) one Series "B-1" common registered share with no par value, fully paid in, with No. 1 and subsequent coupons, corresponding to the paid-in share capital of U.S. Commercial Corp., S.A. de C.V.

VII. The divestiture resolution shall be notarized before a notary public and recorded in the Public Commercial Registry. Likewise, it shall be published in the Official Journal of the Federation and in at least one wide-circulation newspaper of the divesting company's domicile.

VIII. The divestiture shall take effect for the divesting company and the divested companies, and with respect to their respective shareholders, as well as for such accounting and tax purposes as are applicable, from the date on which the divested company's articles of incorporation are executed before a notary public whereas, pursuant to the stipulations in this regard of Article 228 Sub of the Commercial Companies Law, the divestiture shall take full

effect once the forty-five calendar day period stipulated by such Article elapses, without any challenge among those stipulated in that same precept being filed, and in the latter case, the corresponding effects shall be retroactive to the date of the divested company's articles of incorporation.

The full text of the divestiture resolution shall be available to partners and creditors at the registered address of Grupo Carso, S.A. de C.V., in Miguel de Cervantes Saavedra number 255, first floor, Colonia Ampliación Granada, Delegación Miguel Hidalgo, Mexico, Federal District, for a forty-five calendar day period, calculated from when the registration and publication in reference have been performed.

Mexico, F.D. on November 21, 2001
Delegate of the Meeting
Sergio Medina Noriega, Esq.
Seal

(R-163773)

EXHIBIT K

Listing application dated January 29, 2002 for listing the shares of U.S. Commercial Corp. on the National Registry of Securities and on the Mexican Stock Exchange.

NATIONAL BANKING COMMISSION
Av. Insurgentes Sur No. 1971
Torre Sur 10 Floor
Col. Guadalupe Inn
Mexico, Federal District

NATIONAL SECURITIES REGISTRY
Insurgentes Sur No. 1971
Torre Sur, 7 Floor
Col. Guadalupe Inn.
01020 Mexico Federal District

Re: Initial filling of U.S. Commercial Corp., S.A. de C.V.

Quintín Humberto Botas Hernandez, on behalf and in representation of U.S. Commercial Corp., S.A. de C.V. ("US Commercial"), which agency I prove with a copy of public deed no. 89,902, dated as of November 29, 2001, executed before the authority of Mr. Armando Gálvez Perez Aragón, public notary no. 103 of the Federal District, a copy of which is attached hereto as Annex "A", which is effective, according to the Certificate of the Secretary of the Board of Directors, attached hereto as Annex "B", indicating as the address to received all notifications Blvd. Manuel Ávila Camacho 24, 7° floor, Colonia Lomas de Chapultepec, 11000, Mexico, District and authority to perform all types of management in relation to this subject, any of to Messrs. Eduardo Valdés Acra, Rafael Robles Miaja, Alejandro de la Borbolla Ordoñnana, Gonzalo del Rio Benítez, Armando Rivera Jacobo as well as to the gentlemen, Eduardo García Travesí Lopez de Lara, Diego Covarrubias Patiñno, Luis Gerardo Ramirez Villela, Fernando Pino, Ricardo Schondube Domene, Alejandro González Lazzeri, and Jose Patlán Lozano, respectfully I appear and say:

That according to the terms of Article 14 of the Securities Law, Annex A of Circular 11-29 and Circular 11-29 Bis, issued by such Commission on December 31, 1997 and October 18, 1999, respectively, I present the following information:

By resolution of the General Extraordinary Shareholders Meeting of Grupo Carso, S.A. de C.V. (GCarso.) held on November 21, 2001, in public deed no. 89,847, granted before the authority of the Mr. Armando Gálvez Perez Aragón, public notary no. 103 of the Federal District, copies of which are attached hereto as Annex "C", which resolved, among other subjects, the spin-off from GCarso, the origin company, which, without being extinguished, would contribute *en bloc* as a result of part of its assets, liabilities and investment to a new spun-off company created as a result of the split, to be called "U.S. Commercial Corp., S.A. de C.V.". By virtue of the split, U.S. Commercial has been incorporated, and it is hereby requested that its shares be registered in the Value Section of such Registry all pursuant to the following:

1. Split: The split took place taking as it bases the financial statements of GCarso as of December 31, 2000, as well as the pro forma Balance Sheet of June 30, 2001 and its attached notes.

2. Effects and transmissions: As a result of the split it was contributed *en bloc* to U.S. Commercial, at the moment of its incorporation, certain assets, liabilities and investment of the shareholders of GCarso, in its character as former company, in the form and terms that next are indicated:

a. A part of the assets in the amount of (thousands of pesos of spending power as of June 30, 2001) $5,153.580 Mexican pesos, assuming that the split had occurred on June 30, 2001. To that effect the following will be transmitted to the new company: a) the rights on the property and the other rights on the totality of the shares that correspond to Grupo Carso, S.A. de C.V., of the capital stock of Tenedora U.S., S.A. de C.V., which in turn will indirectly control 51% of the representative shares of the capital stock of CompUSA, Inc.; being conditioned upon the incorporation of the company resulting from the split of Grupo Sanborns, S.A. de C.V. that was previously approved in the form of a Shareholders' Meeting of Grupo Carso, that is, Tenedora U.S., S.A. de C.V.; and b) an amount in pesos equivalent to 150 million U.S. dollars. The referred transmissions of the patrimonial blocks, will be adjusted, in each case, to the amounts, characteristics and legal nature of the goods and existing rights at the time of the split.

b. Certain liabilities of the shareholders on the amount of (thousands of pesos of spending power to June 30, 2001) $3,249 Mexican pesos, corresponding to the following concepts: Accounts payable and accumulated liabilities.

c. A part of the investment of the shareholders on the amount of (thousands of pesos of spending power to June 30, 2001) $5,150.331 M.N., corresponding to the following concepts: Capital stock paid, Actualization of the paid capital stock, value added in subscription of shares, Reserve for repurchase of own shares and accumulated profits.

3. Interest in the Capital: As a result of the divestiture, each of the shareholders of the divesting company shall initially have a right to a proportion of the share capital of the divested company, equal to that which they own in the divesting company.

4. Securities: The securities in circulation, representing the paid-in share capital of Grupo Carso, S.A. de C.V., with adhered coupons No. 8 and following, shall be exchanged for provisional certificates or share certificates and annulled according to the applicable resolutions of the shareholders' meeting. These share certificates will represent the shares comprising their respective share capital resulting from the divestiture. Following approval by the shareholders' meeting related to the exchange arising as a consequence of the divestiture, the shareholders will have the right to exchange for each share of Grupo Carso, S.A. de C.V. that they hold as of the record date: a) one ordinary, nominative Series A-1 share, without expression of nominal value, fully paid, with coupons No. 8 and following, corresponding to the paid capital stock will have Grupo Carso, S.A. de C.V. when operating its split; and b) an ordinary, nominative Series B-1 share, without expression of nominal value, fully paid, with coupons No. 1 and following, corresponding to the paid share capital of U.S. Commercial Corp., S.A. de C.V. The delivery of the corresponding share certificate will become available as of the date and in the terms that will be communicated to the shareholders by means of a notice that will be due to be published in one or several newspapers of those of greater circulation in the City of Mexico.

5. U.S. Commercial. As it has been mentioned, U.S. Commercial was constituted by virtue of the Shareholders' Meeting of GCarso, in which the split was resolved. In this respect, attached hereto as Annex "A" a copy of the public deed in which the incorporation of U.S. Commercial consists. The fixed minimum capital with which it was incorporated is of $340'073,000.00 Mexican pesos, it is paid in full, and was represented by 915,000,000 Series B-1 shares. On the other hand, as it happens in GCarso, it is expected that the Series B-1 shares representative of the capital stock of U.S. Commercial, are registered in the Values Section National Security Registry and that is offered for their sale and quotation through

Mexican Stock Exchange (BMV). Also, U.S. Commercial will emit denominated shares certificates of the American Depositary Receipts (ADRs) in the United States of America, which will be representative of two of the Series B-1 shares of the capital stock of U.S. Commercial, which will negotiate in that country under the terms of Rule 144 A.

6. Informative Brochure. In accordance with article 14 Bis 1 of the Mexican Securities Law, attached hereto as Annex "D", copy of the informative brochure project of U.S. Commercial.

7. Legal opinion. In accordance with fraction I b) of article 14 of the Mexican Securities Law, attached hereto as Annex "E", the independent legal opinion that turns on the legal existence of U.S. Commercial, the faculties of its representatives and the validity of the transmission of its shares.

8 Favorable opinion of the Mexican Stock Exchange. In accordance with fraction I d) of article 14 of the Mexican Securities Law, U.S. Commercial will obtain the favorable opinion of Mexican Stock Exchange, with respect to the inscription of the actions of U.S. Commercial in its listing.

9. Declaration of Information. It is attached hereto as Annex "F", copy of the denominated document Declaration of Information, which was distributed to the shareholders of GCarso, and that was filled to such Commission in its opportunity. This document describes the steps to follow and the characteristics of the split and is available in the internet page of the Mexican Stock Exchange. www.bmv.com.mx.

10. Code of Better Corporative Practices. It will be filled in the next days a copy of the project on the revelation on the application of the Code of Better Corporate Practices of U.S. Commercial.

11. Diskette. Attached hereto as Annex "G" is a diskette that contains the request of inscription of shares and authorization of public offering of U.S. Commercial.

12. List of Subsidiaries. Attached hereto as Annex "H" is a list of the subsidiary companies of U.S. Commercial and the percentage of participation in each one of them.

13. Certifications. Attached hereto as Annex "I", are the certificates to which Circular 11-29 issued by such Commission makes reference, as well as the letter subscribed by the Members of the Board and Statutory Auditor of U.S. Commercial.

14. Financial statements. Attached hereto as Annex "J", are the unaudited financial statements as November 30, 2001 of U.S. Commercial.

By virtue of the aforementioned, the undersigned kindly requests that the National Banking and Securities Commission:

FIRST To have U.S. Commercial Corp., S.A. de C.V. presented in the terms of this document and authorized to the people indicated in the same one.

SECOND To authorize the registration, in the Securities Section of the National Registry of Securities, the representative shares of the capital stock of U.S. Commercial Corp., S.A. de C.V., as well as to grant to these actions authorization for its quotation and trade in stock market.

Mexico Federal District, January 29, 2002

U.S. Commercial Corp., S.A. de C.V.

Quintín Humberto Botas Hernandez

c.c. Mr. Lic. Mauricio Basila Lago
Chief of Transmitters
Mr. Lic. Jose Antonio Bahena
Chief of Dispositions, Authorizations and Consultations
Bolsa Mexicana de Valores, S.A. de C.V.
Mr. Lic. Eduardo Gaisman S.D. Indeval, S.A. de C.V.
Indeval, S.A. de C.V., Central Securities Depositary

Annexes:

"A"	Copy of the U.S. Commercial by-laws, as well as legal obligations of the counsel.
"B"	Certificate of the U.S. Commercial Board of Directors Secretary.
"C"	Copy of the Minutes of the Grupo Carso, S.A. de C.V. Special General Shareholders' Meeting, held on November 21, 2001.
"D"	Copy of the U.S. Commercial information brochure.
"E"	Copy of the legal opinion letter.
"F"	Copy of the document entitled "Declaration of Information."
"G"	Diskette containing U.S. Commercial share subscription and public offer authorization.
"H"	List of U.S. Commercial subsidiaries and its respective participation percentage.
"I"	Reference to Circular 11-29.
"J"	U.S. Commercial financial statements.